Exhibit (a)-(1)

iSoftStone Holdings Limited

            , 2014

Shareholders of iSoftStone Holdings Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of iSoftStone Holdings Limited (the “Company”) to be held on                 , 2014 at                 a.m. (Hong Kong Time). The meeting will be held at . The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to authorize and approve the agreement and plan of merger dated as of April 18, 2014, (the “merger agreement”), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”). Copies of the merger agreement and the plan of merger are attached as Annex A to the accompanying proxy statement.

Under the terms of the merger agreement, Merger Sub, a company wholly-owned by Parent, will be merged with and into the Company, with the Company continuing as the surviving company after the merger. Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Parent is in turn wholly owned by New Tekventure Limited (“Holdco”), both British Virgin Islands companies, which, at the effective time of the merger, will be beneficially owned, directly and indirectly, by (a) Mr. Tianwen Liu (the “Chairman”), (b) Tekventure Limited, (c) New Tekventure Management Limited, (d) Mr. Xiaosong Zhang, (e) Mr. Yong Feng, (f) Mr. Junhe Che, (g) Mr. Ying Huang, (h) Mr. Qiang Peng, (i) Mr. Xiaohui Zhu, (j) Mr. Yen-wen Kang, (k) Ms. Li Wang, (l) Mr. Li Huang, (m) Mr. Miao Du, (n) Ms. Yan Zhou, (o) BENO Group Limited, (p) Mr. Jiadong Qu, (q) Jinyuan Development (Hong Kong) Company Limited, (r) Wuxi Jinyuan Industry Investment & Development Co. Ltd., (s) Mr. Benson Tam, (t) CSOF SoftTech Limited, (u) Accurate Global Limited, (v) Advance Orient Limited, (w) CSOF Technology Investments Limited, (x) China Special Opportunities Fund III, LP, (y) CSOF III GP Limited, (z) Forebright Partners Limited, (aa) Windsor Venture Limited, (bb) China Everbright Limited, (cc) China Special Opportunities Fund, L.P., (dd) China Everbright GP Limited, and (ee) China Everbright Investment Management Limited. Parties (a) and (b) are collectively referred to herein as the “Chairman Parties.” Parties (d) through (n) above are collectively referred to herein as the “Supporting Shareholders.” Parties (u) through (w) above are collectively referred to herein as the “Everbright Shareholders.” Chairman Parties, the Supporting Shareholders, the Everbright Shareholders and parties (o), (q) and (s) are collectively referred to herein as the “Rollover Shareholders.” Parties (a) through (ee) above, together with Parent, Merger Sub and Holdco, are collectively referred to herein as the “Buyer Group.” As of the date of this proxy statement, Rollover Shareholders beneficially own approximately 21.9% of the Company’s outstanding ordinary shares, referred to herein as the “Shares.” If the merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Buyer Group and, as the result of the merger, the Company’s American depositary shares, each representing ten Shares (“ADSs”), will no longer be listed on the New York Stock Exchange (“NYSE”) and the American depositary shares program for the ADSs will terminate.

If the merger is completed, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company Share Awards (as defined below), (c) Shares (including the Shares issuable under Company Options and Company RSUs (each as defined below), the Company Restricted Shares (as defined below) and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”) and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because one ADS represents ten Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of November 30, 2010, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders and beneficial owners of ADSs issued thereunder (the “ADS deposit agreement”), in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Cayman Islands Companies Law. Please see “Dissenters’ Rights” beginning on page 99 for additional information.

If the merger is completed, at the effective time of the merger, unless otherwise determined by Parent, each outstanding option award (each a “Company Option”) issued by the Company pursuant to the Company’s 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan (collectively, the “Company Share Plans”) shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Option.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding restricted Share (each a “Company Restricted Share”) issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be rolled over into the right to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding restricted share unit award (each a “Company RSU”) issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU. Company Options, Company Restricted Shares and Company RSU’s are collectively referred to herein as “Company Share Awards.”

Under the terms of the support agreement entered into by and among Holdco and the Rollover Shareholders (the “Support Agreement”) concurrently with the execution and delivery of the merger agreement, immediately prior to the closing of the merger, each Rollover Share will be cancelled and each Rollover Shareholder will subscribe for the number of ordinary shares (or preferred shares in the case of the Everbright Shareholders) in Holdco as set forth in the Support Agreement.

An independent committee of the board of directors of the Company, consisting of directors who are independent of and unaffiliated with the Buyer Group and are not employees of the Company or any of its subsidiaries, reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, including the merger. The independent committee unanimously (a) determined that the merger agreement is fair to, and in the best interests of, the Company and its unaffiliated security holders, (b) declared it advisable to enter into the merger agreement, (c) recommended that the board of directors of the Company approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and (d) recommended that the board of directors of the Company direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of a special resolution the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

On April 18, 2014, the board of directors of the Company (with the Chairman abstaining), after carefully considering all relevant factors, including the unanimous determination and recommendation of the independent committee, (a) determined that it is fair to and in the best interests of the Company and its unaffiliated security holders, and declared it advisable, to enter into the merger agreement, (b) authorized and approved the execution, delivery and performance of the merger agreement, the plan of merger and the consummation of the transactions contemplated by the merger agreement, including the merger, and (c) resolved to direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of the Company, the Company’s board of directors (with the Chairman abstaining) authorized and approved the merger agreement and recommends that you vote FOR the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the “SEC,” which are available for free at the SEC’s website www.sec.gov.

Regardless of the number of Shares you own, your vote is very important. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company. The authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of holders of a majority of the Shares unaffiliated with the Buyer Group. As of April 30, 2014, the Rollover Shareholders beneficially owned approximately 21.9% of the total issued and outstanding Shares entitled to vote. Based on the number of Shares expected to be outstanding on the record date, approximately                 % of the total outstanding Shares entitled to vote owned by the remaining shareholders must be voted in favor of the proposal in order for the merger to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is                 , 2014 at                 a.m. (                 Time). Each shareholder has one vote for each Share held as of the close of business on                 , 2014.

Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

As the record holder of the Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on                 , 2014, the ADS record date. The ADS depositary must receive such instructions no later than 10:00 a.m. (New York City Time) on                 , 2014. Pursuant to the deposit agreement, the ADS depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions.

Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on                 , 2014, the Share record date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City on                 , 2014 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. – Hong Kong Branch (DCC), the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder).

If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention. If the merger is not completed, the Company would continue to be a public company in the U.S. and the Company’s ADSs would continue to be listed on NYSE. The Company’s Shares are not listed and cannot be traded on any stock exchange other than NYSE, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the ADS deposit agreement.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON                 , 2014, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON                 , 2014. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE U.S. AND THE COMPANY’S ADSs WOULD CONTINUE TO BE LISTED ON NYSE. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSs.

AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS OR HER ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS OR HER SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS OR HER SHARES INTO THE COMPANY’S AMERICAN DEPOSITARY SHARES PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ADS DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO $0.05 PER ADS ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ADS DEPOSIT AGREEMENT.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance in voting your Shares or ADSs, you can contact D.F. King & Co., Inc., the firm assisting us with this proxy solicitation, at +212-269-5550 or toll free at +1-800-901-0068.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,
On behalf of the Independent Committee	Chairman of the Board

The proxy statement is dated                 , 2014, and is first being mailed to the shareholders on or about                 , 2014.

v

iSoftStone Holdings Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON             , 2014

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the members of iSoftStone Holdings Limited (the “Company”) will be held on                 , 2014 at                 a.m. (             Time) at                 .

Only holders of ordinary shares, par value $0.0001, of the Company (the “Shares”) of record on the close of business on                 , 2014 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

•	as a special resolution:

THAT the agreement and plan of merger dated as of April 18, 2014, (the “merger agreement”), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited (“Merger Sub”) (such merger agreement being in the form attached to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) among Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being in the form attached to the merger agreement and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated by the merger agreement, including the merger (the “merger”), be and are hereby authorized and approved; and

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

A list of the ordinary shareholders of the Company will be available at its principal executive offices at Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

If you own American depositary shares of the Company, each representing ten Shares (“ADSs”), you cannot vote at the extraordinary general meeting directly, but you may instruct J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 10:00 a.m. (New York City Time) on             , 2014 in order to vote the underlying Shares at the extraordinary general meeting. Pursuant to the deposit agreement, the ADS depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions. Alternatively, you may vote directly at the extraordinary general meeting if you surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of the ADSs, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the close of business in New York City on             , 2014, and become a registered holder of Shares by the close of business in the Cayman Islands on             , 2014. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the independent committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company, the Rollover Shareholders, Holdco, Parent or Merger Sub, the Company’s board of directors (with Chairman abstaining) authorized and approved the merger agreement and recommends that you vote FOR the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company.

As of April 30, 2014, the Rollover Shareholders together beneficially own approximately 21.9% of the total issued and outstanding Shares entitled to vote. Based on the number of Shares expected to be outstanding on the record date, approximately                 % of the total outstanding Shares entitled to vote owned by the remaining shareholders must be voted in favor of the proposal in order for the merger to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than             , 2014 at         a.m. (         Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business on         , 2014.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON                 , 2014, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON                 , 2014. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares, please call D.F. King & Co., Inc., the firm assisting us with this proxy solicitation, at +212-269-5550 or toll free at +1-800-901-0068.

The merger agreement, the plan of merger and the merger are described in the accompanying proxy statement. A copy of the merger agreement and a copy of the plan of merger are included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

1.	In the case of joint holders the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

2.	The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized in writing.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5.	Votes given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China at least two hours before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS,

Director

, 2014

Registered Office:

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Head Office Address:

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193

People’s Republic of China

x

Litigation Related to the Merger	70
Accounting Treatment of the Merger	70
Regulatory Matters	71
Dissenters’ Rights	71
Material U.S. Federal Tax Consequences	71
Material PRC Tax Consequences	73
Material Cayman Islands Tax Consequences	74
MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS	75
Dividend Policy	75
THE EXTRAORDINARY GENERAL MEETING	77
Date, Time and Place of the Extraordinary General Meeting	77
Proposals to be Considered at the Extraordinary General Meeting	77
Our Board’s Recommendation	77
Quorum	78
Record Date; Shares and ADSs Entitled to Vote	78
Vote Required	78
Shareholders and ADS Holders Entitled to Vote; Voting Materials	79
Proxy Holders for Registered Shareholders	79
Voting of Proxies and Failure to Vote; Discretionary Proxy of the Company Under the Deposit Agreement	80
Revocability of Proxies	80
Rights of Shareholders Who Object to the Merger	81
Whom to Call for Assistance	82
Solicitation of Proxies	82
Other Business	82
THE MERGER AGREEMENT AND PLAN OF MERGER	83
Structure and Completion of the Merger	83
Memorandum and Articles of Association; Directors and Officers of the Surviving Company	83
Merger Consideration	83
Treatment of Company Options, Company Restricted Shares and Company RSUs	84
Exchange Procedures	84
Representations and Warranties	85
Conduct of Business Prior to Closing	88
No Solicitation	90
No Change of Recommendation	91
Indemnification; Directors’ and Officers’ Insurance	92
Financing	92
Shareholders’ Meeting	93
Conditions to the Merger	93
Termination of the Merger Agreement	95
Termination Fee	96
Fees and Expenses	96
Remedies and Limitations on Liability	96
Amendment	97
PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS	98
DISSENTERS’ RIGHTS	99
Requirements for Exercising Dissenters’ Rights	99
FINANCIAL INFORMATION	101
Net Book Value per Share of Our Shares	102
TRANSACTIONS IN THE SHARES AND ADSs	103
Purchases by the Buyer Group	103
Purchases by the Company	104
Prior Public Offerings	104
Transactions in Prior 60 Days	104
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	105
FUTURE SHAREHOLDER PROPOSALS	107

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	108
WHERE YOU CAN FIND MORE INFORMATION	109

ANNEX A: Agreement and Plan of Merger	A-1

ANNEX B: Opinion of Goldman Sachs (Asia) L.L.C. as Financial Advisor	B-1

ANNEX C: Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238	C-1

ANNEX D: Directors and Executive Officers of Each Filing Person	D-1

ANNEX E: Support Agreement	E-1

ANNEX F: Limited Guarantee	F-1

FORM OF PROXY CARD

FORM OF ADS VOTING INSTRUCTIONS CARD

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers about the Extraordinary General Meeting and the Merger,” highlights selected information contained in this proxy statement regarding the merger and may not contain all of the information that may be important to your consideration of the merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 109. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to iSoftStone Holdings Limited, its subsidiaries and its consolidated affiliates. All references to “dollars” and “$” in this proxy statement are to U.S. dollars.

The Parties Involved in the Merger

The Company

We are a leading China-based IT services provider serving both greater China and global clients. We provide an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. We focus on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

Our principal executive offices are located at Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China. Our telephone number at this address is +86 10 5874 9000 and our fax number is +86 10 5874 9002. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 29, 2014, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of our Annual Report.

Holdco

New Tekventure Limited (“Holdco”) is a business company with limited liability incorporated under the laws of the British Virgin Islands. Holdco was formed for the purpose of consummating the equity rollover and the equity financing transactions in connection with the merger and will be the investment vehicle through which members of the Buyer Group will hold their respective interests in the Company upon completion of the merger. Please see “Special Factors—Financing—Rollover Equity” and “Special Factors—Financing—Equity Financing” beginning on page 63 for additional information. The registered office of Holdco is located at Nerine Chambers, P.O. Box 905, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5874 9000.

Parent

New iSoftStone Holdings Limited (“Parent”) is a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct, wholly-owned subsidiary of Holdco. Parent was formed solely for the purpose of entering into the merger agreement and the related financing agreements and consummating the transactions contemplated by such agreements. The registered office of Parent is located at the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5874 9000.

Merger Sub

New iSoftStone Acquisition Limited (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct, wholly-owned subsidiary of Parent. Merger Sub was formed by Parent solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. The registered office of Merger Sub is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, P.O. Box 2547, 69 Dr. Roy’s Drive, George Town, Grand Cayman KY1-1104, Cayman Islands, and its telephone number is +86 10 5874 9000.

The Chairman Parties

Mr. Tianwen Liu

Mr. Tianwen Liu (the “Chairman”) is chairman of the board of directors and chief executive officer of the Company. He is a citizen of the People’s Republic of China and his principal occupation is chairman of the board of directors and chief executive officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Liu has served as chairman of the board of directors and chief executive officer of the Company since 2005.

Tekventure Limited

Tekventure Limited, a company incorporated under the laws of the British Virgin Islands. The shareholders of Tekventure Limited are the Chairman, Ms. Yan Zhou, Mr. Junhe Che, Mr. Qiang Peng and Ms. Li Wang. The Chairman holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited. The registered office of Tekventure Limited is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5874 9000.

New Tekventure Management Limited

New Tekventure Management Limited (“NT Management”), a business company with limited liability incorporated under the laws of the British Virgin Islands, is currently wholly owned by the Chairman. NT Management was formed for the purpose of consummating the debt financing transaction in connection with the merger and will be the investment vehicle through which the Chairman Parties and the Supporting Shareholders will hold their respective interests in the Company upon completion of the merger. Please see “Special Factors—Financing—Debt Financing” beginning on page 63 and Schedule B of the Support Agreement on Annex E of this proxy statement for additional information. NT Management does not currently hold any Shares. The registered office of NT Management is located at the offices of Nerine Chambers, PO Box 905, Road Town, Tortola, British Virgin Islands, and its telephone number is +86 10 5874 9000.

The Supporting Shareholders

Mr. Xiaosong Zhang

Mr. Xiaosong Zhang is a consultant of the Company. He is a citizen of the United States and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. From February 2008 to May 2009, Mr. Zhang served as the chief financial officer of Emarket Holding Group Ltd., an advertising agency company, with its business address at Suite 2606, 26/A Eagle Run Plaza, No. 26 Xiao Yun Lu, Chaoyang District, Beijing 100125, the People’s Republic of China. From June 2009 to June 2010, he served as the chief financial officer of BJB Career Education Co., a company focusing on information technology education, with its business address at Beida Jade Bird Building, No. 207 Cheng Fu Lu, Haidian District, Beijing 100871, the People’s Republic of China. From July 2010 to April 2014, he served as the Company’s chief financial officer.

Mr. Yong Feng

Mr. Yong Feng is a director and chief operating officer of the Company. He is a citizen of the People’s Republic of China and his principal occupation is a director and officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Feng served as the Company’s executive vice president from 2005 to 2011, and he has served as the Company’s chief operating officer since 2011.

Mr. Junhe Che

Mr. Junhe Che is an executive vice president of the Company. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Che has served as the Company’s executive officer since 2008.

Mr. Ying Huang

Mr. Ying Huang is an executive vice president of the Company. He is a citizen of the United States and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Huang has served as the Company’s executive officer since 2005.

Mr. Qiang Peng

Mr. Qiang Peng is an executive vice president of the Company. He is a citizen of the United States and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Peng has served as the Company’s executive officer since 2005.

Mr. Xiaohui Zhu

Mr. Xiaohui Zhu is an executive vice president of the Company. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. From December 2007 to November 2009, Mr. Zhu served as the vice president of Nortel Networks (China) Limited, a company focusing on investment in the telecommunications industry, research and development of new products and high technologies and consulting services, with its registered address at No. 6, Wangjing East Road, Chaoyang District, Beijing 100020, the People’s Republic of China. During the same period, he also served as the chief executive officer and president of Nortel Networks Communications Engineering Co., Ltd., a company focusing on telecommunications and networking services, with its registered address at No. 18 Shunsantiao, Tiejiangying, Fengtai District, Beijing 100071, the People’s Republic of China. He has served as the Company’s executive officer since December 2009.

Mr. Yen-wen Kang

Mr. Yen-wen Kang is an executive vice president of the Company. He is a citizen of Taiwan, Republic of China and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Kang has served as the Company’s executive officer since 2009.

Ms. Li Wang

Ms. Li Wang is an executive vice president of the Company. She is a citizen of the People’s Republic of China and her principal occupation is an officer of the Company. Her business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and her telephone number is +86 10 5874 9000. Ms. Wang has served as the Company’s executive officer since November 2008.

Mr. Li Huang

Mr. Li Huang is an executive vice president of the Company. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Huang has served as the Company’s executive officer since 2008.

Mr. Miao Du

Mr. Miao Du is an executive vice president of the Company. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Company. His business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and his telephone number is +86 10 5874 9000. Mr. Du has served as the Company’s executive officer since 2008.

Ms. Yan Zhou

Ms. Yan Zhou is a vice president of the Company. She is a citizen of People’s Republic of China and her principal occupation is an officer of the Company. Her business address is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China, and her telephone number is +86 10 5874 9000. Ms. Zhou has served as the Company’s executive officer since 2005.

Throughout this proxy statement, Mr. Xiaosong Zhang, Mr. Yong Feng, Mr. Junhe Che, Mr. Ying Huang, Mr. Qiang Peng, Mr. Xiaohui Zhu, Mr. Yen-wen Kang, Ms. Li Wang, Mr. Li Huang, Mr. Miao Du and Ms. Yan Zhou, are collectively referred to as the “Supporting Shareholders.”

BENO Group Limited

BENO Group Limited (“BENO”) is a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Jiadong Qu. BENO is an investment holding company. The business address of BENO is Room 804, Building A, JuanShiTianDi Mansion, West Wangjing Road, Chaoyang District, Beijing 100020, the People’s Republic of China, and its telephone number is +86 10 8478 4808.

Mr. Jiadong Qu

Mr. Jiadong Qu is a citizen of Singapore. He has served as the chairman of Tecpark Development Co., Ltd. since 2007. The principal business of Tecpark Development Co., Ltd. is industrial park development in China. The business address of Mr. Qu and Tecpark Development Co., Ltd. is Room 804, Building A, JuanShiTianDi Mansion, West Wangjing Road, Chaoyang District, Beijing 100020, the People’s Republic of China, and Mr. Qu’s telephone number is +86 10 8478 4808.

Jinyuan Development (Hong Kong) Company Limited

Jinyuan Development (Hong Kong) Company Limited (“Jinyuan HK”) is a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Wuxi Jinyuan Industry Investment & Development Co. Ltd. (“Wuxi Jinyuan”). Jinyuan HK is an investment holding company. The registered office of Jinyuan HK is Flat A 4/F, China Overseas Building, 139 Hennessy Road, Wan Chai, Hong Kong, and its telephone number is + 852 2185 6395.

Wuxi Jinyuan Industry Investment & Development Co. Ltd.

Wuxi Jinyuan is a company incorporated under the laws of the People’s Republic of China. The principal business of Wuxi Jinyuan is conducting investment activities and providing financing and investment advisory services (other than for securities and futures). The business address of Wuxi Jinyuan is 25/F, No. 879, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China, and its telephone number is +86 510 8589 8572. Wuxi Jinyuan is owned as to 38% by the Supply and Sale Cooperative of Binhu District of Wuxi City and 62% by the Economic Development Corporation Management Committee of Binhu District of Wuxi City, both of which are semi-governmental institutions controlled by Wuxi City Binhu District Assets Management Committee, an institution of the People’s Government of Binhu District of Wuxi City to supervise and manage the assets of Binhu District of Wuxi City.

Mr. Benson Tam

Mr. Benson Tam is an independent director of the Company. He is a citizen of the United Kingdom and his principal occupation is the chairman of Venturous Group, the principal business of which is conducting investment activities. The address of the principal office of Venturous Group and the business address of Mr. Tam is Suite 3400, Pacific Place Apartment, 88 Queensway, Hong Kong, and his telephone number is +852 9263 3308. From 2002 until February 2012, Mr. Tam served as a partner of Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures), a venture capital firm based in Asia with its business address located at Suite 2201, Level 22, Two Pacific Place, 88 Queensway, Hong Kong.

The Everbright Shareholders and their Affiliates

Accurate Global Limited

Accurate Global Limited (“Accurate Global”) is a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of China Special Opportunities Fund III, L.P. (“CSOF III”). CSOF III is a limited partnership organized under the laws of the Cayman Islands, and its general partner is CSOF III GP Limited (“CSOF III GP”), a company incorporated under the laws of the Cayman Islands. CSOF III GP is owned as to 10% by Windsor Venture Limited (“Windsor”), a company incorporated under the laws of the British Virgin Islands, and 90% by Forebright Partners Limited (“Forebright Partners”), a company incorporated under the laws of the British Virgin Islands. Forebright Partners is owned by 10 individuals that are members of the investment team of CSOF III.

Advance Orient Limited

Advanced Orient Limited (“Advanced Orient”) is a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Windsor. Windsor is wholly owned by China Everbright Limited (“CEL”), a company incorporated under the laws of Hong Kong. CEL is a public company with its shares traded on the Hong Kong Stock Exchange.

CSOF Technology Investments Limited

CSOF Technology Investments Limited (“CSOF Technology Investments”) is a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of China Special Opportunities Fund, L.P. (“CSOF”), a limited partnership organized under the laws of Cayman Islands. China Everbright GP Limited (“CE GP”), a company incorporated under the laws of the Cayman Islands, is the general partner of CSOF. CE GP is wholly owned by China Everbright Investment Management Limited (“CEIM”), a company incorporated under the laws of Hong Kong. CEIM is wholly owned by CEL.

The principal businesses of Accurate Global, CSOF III, CSOF III GP, Windsor, Forebright Partners, Advanced Orient, CSOF, CSOF Technology Investments and CE GP are acquiring, holding and disposing of interests in various companies for investment purposes. The principal business of CEL is providing a wide range of financial services, including direct investment, asset management, brokerage, investment banking and industrial investment. The principal business of CEIM is providing investment advisory and management services.

The business addresses of CEL and CEIM are 46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong. The registered offices of CSOF III GP and CSOF III are located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The registered offices of CE GP and CSOF are located at Campbell Corporate Services Limited, 4th Floor, Scotia Centre, P.O. Box 268 George Town, Grand Cayman, KY1-1104, Cayman Islands. The registered office of Windsor is located at Pasea Estate, Road Town, Tortola, British Virgin Islands. The registered offices of Accurate Global, Forebright Partners, Advanced Orient and CSOF Technology Investments are located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The telephone number of each such entity is +852 2528 9882.

CSOF SoftTech Limited

CSOF SoftTech Limited (“SoftTech”), a company incorporated under the laws of the British Virgin Islands and wholly owned by the Everbright Shareholders (as defined below), was formed for the purpose of consummating certain transactions in connection with the merger. SoftTech does not currently hold any Shares. The registered office of SoftTech is located at the offices of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Throughout this proxy statement, Accurate Global, Advanced Orient and CSOF Technology Investments are collectively referred to as the “Everbright Shareholders,” which, together with CSOF III, CSOF III GP, Windsor, Forebright Partners CEL, CSOF, CE GP, CEIM and SofTech, are collectively referred to as “Everbright.”

Throughout this proxy statement, the Chairman Parties, the Supporting Shareholders, the Everbright Shareholders, BENO, Jinyuan HK and Mr. Benson Tam are collectively referred to as the “Rollover Shareholders.”

Holdco, Parent, Merger Sub, the Rollover Shareholders, NT Management, SoftTech, Mr. Jiadong Qu, Wuxi Jinyuan and affiliates of the Everbright Shareholders referred to above are collectively referred to herein as the “Buyer Group.”

During the last five years, none of the persons referred to above under the heading titled “The Parties Involved in the Merger”, or the respective directors or executive officers of the Company and the relevant members of the Buyer Group as listed in Annex D of this proxy statement, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 83)

You are being asked to vote to authorize and approve the agreement and plan of merger dated as of April 18, 2014 (the “merger agreement”) among the Company, Parent and Merger Sub, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”). Once the merger agreement and plan of merger are authorized and approved by the requisite vote of the shareholders of the Company and the other conditions to the consummation of the transactions contemplated by the merger agreement are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. The Company, as the surviving company, will continue to do business under the name “iSoftStone Holdings Limited” following the merger. If the merger is completed, the Company will cease to be a publicly traded company. Copies of the merger agreement and the plan of merger are attached as Annex A to this proxy statement. You should read the merger agreement and the plan of merger in their entirety because they, and not this proxy statement, are the legal documents that govern the merger.

Merger Consideration (Page 83)

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding Share (including Shares represented by ADSs), other than (a) Shares (including Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Company, (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company Share Awards (as defined below), (c) Shares (including the Shares issuable under Company Options and Company RSUs (each as defined below), the Company Restricted Shares (as defined below) and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”) and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because each ADS represents ten Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to receive $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of November 30, 2010, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders and beneficial owners of ADSs issued thereunder (the “ADS deposit agreement”), in each case, net of any applicable withholding taxes). Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the effective time of the merger, other than Dissenting Shares, will be cancelled and cease to exist without any conversion or consideration. Each Dissenting Share that is issued and outstanding immediately prior to the effective time will be cancelled and cease to exist, in consideration for its fair value in accordance with the Cayman Islands Companies Law. Please see “Dissenters’ Rights” beginning on page 99 for additional information.

Treatment of Company Options, Company Restricted Shares and Company RSUs (Page 84)

At the effective time of the merger, unless otherwise determined by Parent, each outstanding option award (each a “Company Option”) issued by the Company pursuant to the Company’s 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan (collectively, the “Company Share Plans”) shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Option.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding restricted Share (each a “Company Restricted Share”) issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be rolled over into the right to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding restricted share unit award (each a “Company RSU”) issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU. Company Options, Company Restricted Shares and Company RSU’s are collectively referred to herein as “Company Share Awards.”

Support Agreement (Annex E)

Concurrently with the execution and delivery of the merger agreement, Holdco and the Rollover Shareholders entered into a support agreement (the “Support Agreement”), pursuant to which, immediately prior to the closing of the merger, each Rollover Share shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares (or preferred shares in the case of the Everbright Shareholders) in Holdco (the “Holdco Shares”) as set forth in the Support Agreement. Subject to receipt of such Holdco Shares, each Rollover Shareholder will have no right to any merger consideration in respect of such Rollover Shares.

In addition, pursuant to the Support Agreement, from and after the date of the Support Agreement and until the termination of the Support Agreement pursuant to its terms, the Rollover Shareholders have irrevocably granted to, and appointed Holdco or its designee, as the Rollover Shareholders’ proxy and attorney-in-fact, to vote or cause to be voted all of the Shares owned by them, aggregating approximately 21.9% of the outstanding Shares of the Company entitled to vote as of April 30, 2014, among other things, in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, and against the approval of any acquisition proposal from any third party. If for any reason the proxy granted therein is not irrevocable, the Rollover Shareholders have also agreed to, among other things, vote the Rollover Shares held by them, as instructed by Holdco, in favor of the approval of the merger agreement, and the transactions contemplated under the merger agreement, and against any acquisition proposal from any third party. The Support Agreement will terminate upon the termination of the merger agreement. A copy of the Support Agreement is attached as Annex E to this proxy statement.

Purposes and Effects of the Merger (Page 57)

The purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s shareholders other than the holders of Excluded Shares will be cashed out in exchange for $0.57 per Share, so that Parent will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. Please see “Special Factors – Buyer Group’s Purpose of and Reasons for the Merger” beginning on page 57 for additional information.

ADSs representing the Shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “ISS”. It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately-held company directly owned by Parent and indirectly, through Holdco, by the other members of the Buyer Group. Following the completion of the merger, the ADSs will cease to be listed on NYSE, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. Furthermore, following the completion of the merger, the American depositary shares program for the ADSs will terminate. Please see “Special Factors – Effect of the Merger on the Company” beginning on page 58 for additional information.

Plans for the Company after the Merger (Page 61)

After the effective time of the merger, Parent anticipates that the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly-owned subsidiary of Parent.

Recommendations of the Independent Committee and the Board of Directors (Page 33)

The independent committee unanimously (a) determined that it is fair to and in the best interests of the Company and its unaffiliated security holders, and declared it advisable, to enter into the merger agreement, (b) recommended that the board of directors of the Company approve the execution, delivery and performance of the merger agreement, the plan of merger and the consummation of the transactions contemplated by the merger agreement, including the merger, and (c) resolved to recommend the authorization and approval of the merger agreement, the plan of merger and the transaction contemplated by the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of a special resolution the merger agreement, the plan of merger and the transaction contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE AND APPROVE THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, AND FOR THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING IN ORDER TO ALLOW THE COMPANY TO SOLICIT ADDITIONAL PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT PROXIES RECEIVED TO PASS THE SPECIAL RESOLUTION DURING THE EXTRAORDINARY GENERAL MEETING.

Position of Buyer Group as to Fairness (Page 38)

Each member of the Buyer Group believes that the merger is substantively and procedurally fair to the Company’s unaffiliated security holders. Their belief is based upon the factors discussed under the caption “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” beginning on page 38.

Each member of the Buyer Group is making the statements included in this paragraph solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of each member of the Buyer Group as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

Financing of the Merger (Page 63)

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the merger and the related transactions, including payment of the merger consideration to the Company’s shareholders and ADS holders other than members of the Buyer Group pursuant to the merger agreement, is anticipated to be approximately $350.5 million, assuming no exercise of dissenters’ rights by any shareholders of the Company. This amount is expected to be funded through a combination of the following: (a) rollover commitments from the Rollover Shareholders of approximately 128,111,597 Shares, having an aggregate value of approximately $73.0 million, (b) an equity commitment of up to $109.5 million to be funded by CSOF III pursuant to a commitment letter issued by CSOF III, (c) an equity commitment of up to $23.0 million to be funded by the Chairman pursuant to a commitment letter issued by the Chairman, (d) debt financing of an aggregate principal amount of up to $130 million pursuant to a debt commitment letter issued by China Merchants Bank, Hong Kong Branch and (e) cash of the Company in the amount of $15 million. Please see “Special Factors—Financing” beginning on page 63 for additional information. The funds necessary to complete the merger and the related transactions at the closing of the merger, including for the payment of the merger consideration to our unaffiliated security holders, will be paid from accounts outside China, and such payment will not be subject to any restriction, registration, approval or procedural requirements under applicable PRC laws, rules and regulations.

Limited Guarantee (Page 66)

The Chairman and the Everbright Shareholders have agreed to guarantee the obligations of Parent to pay the termination fee to the Company and reimburse certain expenses of the Company under certain circumstances in which the merger agreement is terminated.

New Consortium Agreement (Page 67)

The Chairman and the Everbright Shareholders entered into a new consortium agreement on February 28, 2014, following termination of the consortium agreement and the framework agreement with ChinaAMC Capital Management Limited (“ChinaAMC”). In the new consortium agreement, the parties agreed to form a consortium to, among other things, deal exclusively with each other with respect to the proposed transaction for three months after the date of the consortium agreement, and use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable to enter into the definitive agreements in respect of the proposed transaction, subject to certain exceptions and possible extension as set forth in the consortium agreement. Please See “Special Factors—New Consortium Agreement” beginning on page 67 and “Special Factors – Background of the Merger” beginning on page 24 for additional information.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 105)

As of the record date, the Rollover Shareholders, including certain of our directors and management members, beneficially owned approximately % of our issued and outstanding Shares. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 105 for additional information.

Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares they beneficially own in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Opinion of the Independent Committee’s Financial Advisor (Page 48)

On April 18, 2014, at a meeting of the independent committee, Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”), rendered to the independent committee its oral opinion, subsequently confirmed in writing, that, as of April 18, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $0.57 in cash for each of our ordinary shares and the $5.70 in cash for each ADS to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of our ordinary shares or ADSs pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 18, 2014, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement as Annex B. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the independent committee in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to how any holder of our ordinary shares or ADSs should vote with respect to the proposed transaction or any other matter.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 67)

In considering the recommendations of the board of directors, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	the beneficial ownership of equity interests in Holdco by the Chairman Parties and the Supporting Shareholders;

•	the potential enhancement or decline of share value for Holdco, of which the Chairman Parties and the Supporting Shareholders partially beneficially own, as a result of the merger and future performance of the surviving company;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•	the monthly compensation of $10,000 of members of the independent committee in exchange for their services in such capacity (and, in the case of the chairman of the independent committee, monthly compensation of $12,500) (the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger); and

•	the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

As of the date of this proxy statement, the directors and executive officers of the Company held an aggregate of 77,906,871 Shares, Company Options for the right to purchase 38,898,246 Shares and 685,240 Company RSUs. Please see “Special Factors – Interests of Certain Persons in the Merger” beginning on page 67 for additional information.

The independent committee and our board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters. Please see “Special Factors – Interests of Certain Persons in the Merger” beginning on page 67 for additional information.

Conditions to the Merger (Page 93)

The completion of the transactions contemplated by the merger agreement, including the merger, is subject to the satisfaction of the following conditions:

•	the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger being authorized and approved by a special resolution of the Company’s shareholders; and

•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or order that has the effect of prohibiting or otherwise preventing the consummation of the merger.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	(1) representations and warranties of the Company in the merger agreement regarding (i) the organization, valid existence, qualification and good standing of the Company and its material subsidiaries, (ii) the corporate power and authority of the Company to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company, (iii) the board of directors of the Company has (a) approved the merger agreement and the merger, (b) determined that the merger is fair to and in the best interests of the Company and its shareholders and (c) resolved to recommend that the shareholders authorize and approve the merger agreement, the plan of merger and the merger, (iv) the fact that a special resolution, being the affirmative vote of the Company’s shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company’s shareholder’s meeting, is the only vote necessary to authorize and approve the merger agreement, the plan of merger and the merger, in each case being true and correct in all respects as of the date of the merger agreement and as of the closing of the merger as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (2) the representations and warranties of the Company regarding the Company’s capitalization and the absence of any authorized, issued or outstanding Shares, securities convertible into Shares, rights to acquire Shares or obligations of the Company to grant shares being true and correct in all but de minimis respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (3) each of the other representations and warranties of the Company set forth in the merger agreement being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case disregarding for this purpose any limitation or qualification by “materially,” based on the defined term “Company Material Adverse Effect” or any words of similar import, except where the failure of such representations and warranties to be true and correct has not had a Company Material Adverse Effect;

•	the Company having performed in all material respects the material obligations that are to be performed by it under the merger agreement at or prior to the closing;

•	since the date of the merger agreement, there not having occurred a Company Material Adverse Effect; and

•	Parent and Merger Sub having received a certificate of the Company certifying that the above conditions have been satisfied.

The obligations of the Company to consummate the merger are also subject to the satisfaction, or waiver by the Company, subject to the approval of the independent committee, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct on and as of the closing date of the merger with the same force and effect as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except (i) for any failure to be so true and correct which has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect and (ii) for changes contemplated by the merger agreement;

•	each of Parent and Merger Sub having performed in all material respects the material obligations that are to be performed by it under the merger agreement at or prior to the closing; and

•	The Company having received a certificate of Parent and Merger Sub certifying that the above conditions have been satisfied.

No Solicitation (Page 90)

Neither the Company nor its subsidiaries will, nor will either authorize or permit any of their respective representatives to, directly or indirectly, (a) solicit, initiate or induce the making, submission or announcement of, or encourage, facilitate or assist, any proposal or offer that constitutes, or may reasonably be expected to lead to, any acquisition proposal, (b) furnish to any other person or entity any non-public information relating to the Company or any of its subsidiaries, or afford to any other person or entity Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an acquisition proposal, (c) participate in, continue or engage in discussions or negotiations with any other person or entity with respect to an acquisition proposal, (d) agree to, approve, endorse or recommend an acquisition proposal or enter into any letter of intent, agreement or agreement in principle, merger agreement or other similar agreement with respect to an acquisition proposal, (e) authorize or permit any representatives of the Company or any of its subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its subsidiaries, to take any action set forth in the preceding clauses (a) through (d), or (f) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company will immediately cease and cause to be terminated all discussions with any third parties existing as of the date of the merger agreement regarding any possible acquisition proposal.

Prior to obtaining the required shareholder authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, if the Company receives a proposal relating to an acquisition proposal from any person that did not result from a breach by the Company of its obligations set forth in the above paragraph, (a) the board of directors of the Company may, directly or indirectly through the representatives of the Company, contact such person to clarify the terms and conditions of the proposal so as to determine whether such proposal constitutes or is reasonably expected to result in a superior proposal and (b) if the board of directors of the Company determines in good faith, upon recommendation of the independent committee (after consultation with and based upon the advice of its financial advisor and outside legal counsel), that such proposal constitutes or is reasonably likely to result in a superior proposal, and failure to furnish information or enter into discussions with such person would be reasonably likely to violate its fiduciary obligations under applicable law, then the Company and its representatives may, (x) participate or engage in discussions or negotiations with the person that has made such acquisition proposal or (y) furnish to the person making such acquisition proposal any information (including non-public information) relating to the Company or any of its subsidiaries, provided that the Company will (1) notify Parent of any acquisition proposal as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and will provide Parent with a copy of, any written acquisition proposal or amendments or supplements, and will thereafter inform Parent on a prompt basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such acquisition proposal, (2) obtain from such person a confidentiality agreement, on terms (including standstill provisions) at least as restrictive to such person as those contained in the confidentiality agreements between the Company and Everbright, and (3) concurrently give Parent a copy of any information delivered to such person that was not previously provided to Parent.

Notwithstanding the foregoing, prior to obtaining the required shareholder approval of the merger agreement, if the Company has received a written, bona fide acquisition proposal that did not arise or result from a breach of the Company’s “no solicitation” obligations described above that is not withdrawn and that the board of directors of the Company determines, upon the recommendation of the independent committee (after having received the advice of its financial advisor and outside legal counsel), in its good faith judgment constitutes a superior proposal, the board of directors of the Company may change its recommendation and/or authorize the Company to terminate the merger agreement to enter into an alternative acquisition agreement with respect to such superior proposal, if the board of directors of the Company determines, upon recommendation of the independent committee (after having received the advice of its financial advisor and outside legal counsel), that the failure to take any such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable law. However, prior to taking any such action, the board of directors of the Company must give Parent at least five business days’ prior written notice of its intention to take such action and a description of the material terms and conditions of such proposal and identifying the person making such proposal. Further, the Company must negotiate in good faith with Parent during such notice period (or any additional negotiation period, if applicable), to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the merger agreement, so that the proposal would cease to constitute a superior proposal. Only if after the end of such period for further negotiating with the Company the board of directors of the Company determines, upon recommendation of the independent committee (after consultation with its financial advisor and outside legal counsel), in its good faith judgment that failing to change its recommendation to the Company’s shareholders would be reasonably expected to be inconsistent with the directors’ fiduciary obligations, may it proceed to do so.

An acquisition proposal means any offer or proposal by any person to engage in a transaction involving (i) the purchase or other acquisition by any person or group of more than 20% of the Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 20% of the Shares outstanding as of the consummation of such tender or exchange offer, (ii) a sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of the Company and its subsidiaries; (iii) any solicitation in opposition to approval of the merger agreement and the merger by the Company shareholders; or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the merger agreement.

A superior proposal means an acquisition proposal (with all references to 20% in the definition of “acquisition proposal” in the paragraph above being increased to “50%”) that the board of directors of the Company has determined in good faith, based on the recommendation of the independent committee after consultation with and based upon the advice of its outside legal counsel, is (i) more favorable, including from a financial point of view to the Company’s shareholders than the merger and (ii) reasonably likely to be consummated in accordance with its terms, provided such proposal is not conditional upon the completion of due diligence review or the obtaining of financing.

Termination of the Merger Agreement (Page 95)

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained, by mutual written consent of the Company and Parent or by either Parent or the Company, if:

•	the merger is not completed by April 18, 2015, provided that this termination right is not available to any party whose breach or failure to fulfill any of its obligations under the merger agreement has been the principal cause of, or primarily resulted in, the failure of the closing to occur on or before such date;

•	our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment of the meeting; or

•	a governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered a law or order that has the effect of prohibiting or otherwise preventing the consummation of the merger and has become final and non-appealable, provided that this termination is not available to any party if the issuance of such final and non-appealable law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement.

The merger agreement may also be terminated by the Company, if:

•	at any time prior to shareholder approval has been obtained (i) the board of directors of the Company shall have authorized the Company, subject to complying with the Company’s non-solicitation obligations under the merger agreement, to enter into a definitive agreement relating to a superior proposal, (ii) the Company enters into a definitive agreement with respect to a superior proposal and (iii) the Company pays in immediately available funds a termination fee to Parent required to be paid pursuant to the merger agreement, in each case of (ii) and (iii), concurrently with such termination;

•	at any time prior to the effective date of the merger, (i) the Company has not breached any of its representations, warranties or covenants under the merger agreement in any material respect that would result in any of the corresponding conditions to closing to not be satisfied and (ii) Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by April 18, 2015, or if capable of being cured, shall not have been cured within thirty days after Parent has received written notice of such breach or failure to perform from the Company stating the Company's intention to terminate the merger agreement; and

•	the Parent or Merger Sub fails to complete the closing within five business days following the date the closing should have occurred, provided that the corresponding conditions to the closing of merger have been satisfied, the Company has irrevocably confirmed by written notice that all conditions to the Company’s obligations to effect the merger have been satisfied or waived and it is ready, willing and able to consummate the closing on or prior to the closing date.

The merger agreement may also be terminated by Parent, if:

•	at any time prior to the effective time of the merger, (i) the Parent and Merger Sub have not breached any of their representations, warranties or covenants under the merger agreement in any material respect that would result in any of the corresponding conditions to closing to not be satisfied and (ii) the Company has breached any of its representations, warranties or covenants, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by April 18, 2015, or if capable of being cured, shall not have been cured within (a) five days after the Company has received written notice from Parent of such breach with respect to a breach of the Company’s representations relating to its non-solicitation obligations, no change of recommendation or the shareholders meeting, or (b) thirty days after the Company has received written notice of such breach or failure to perform from the Parent with respect to any other representations, warranties or covenant;

•	(i) the Company has failed to include the recommendation of its board of directors to the shareholders of the Company to approve the merger agreement and the merger in this proxy statement or otherwise effected a change in the recommendation of the board of directors relating to the approval and authorization of the merger; (ii) the board of directors of the Company authorized the Company to enter into a definitive agreement with respect to a superior proposal; or (iii) the Company failed to hold the extraordinary general meeting.

Termination Fee (Page 96)

The Company is required to pay Parent a termination fee of $5 million, if:

•	the merger agreement is terminated by the Company due to the Company entering into a definitive agreement relating to a superior proposal;

•	the merger agreement is terminated by the Parent due to (i) a breach by the Company of its representations, warranties or covenants in the merger agreement, such that the corresponding condition to closing cannot be satisfied or (ii) a change in the recommendation of the board of directors of the Company; or

•	(i) an acquisition proposal has been made public prior to the shareholders meeting, (ii) the merger agreement is terminated by the Company or Parent because either the merger is not completed by April 18, 2015 or the Company’s shareholders do not approve the merger agreement or (iii) at any time within 12 months after the date of termination of the merger agreement the Company enters into a definitive agreement with respect to an acquisition proposal for 50% of the Shares outstanding or 50% of the consolidated assets of the Company and its subsidiaries.

Parent is required to pay the Company a termination fee of $10 million, if:

•	the merger agreement is terminated by the Company due to a breach by Parent or Merger Sub of their representations, warranties or covenants in the merger agreement, such that the corresponding condition to closing cannot be satisfied; or

•	the merger agreement is terminated by the Company due to the Parent or Merger Sub failing to complete the closing within five business days following the date the closing should have occurred, provided that the corresponding conditions to the closing of the merger have been satisfied, the Company has irrevocably confirmed by written notice that all conditions to the Company’s obligations to effect the merger have been satisfied or waived and it is ready, willing and able to consummate the closing on or prior to the closing date.

Fees and Expenses (Page 96)

All reasonable out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including the merger, shall be paid by the party incurring such expenses, whether or not the transactions are consummated.

Material U.S. Federal Income Tax Consequences (Page 71)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Please see “Special Factors – Material U.S. Federal Income Tax Consequences” beginning on page 71 for additional information. The tax consequences of the merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Material PRC Income Tax Consequences (Page 73)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gain recognized on the receipt of cash for our Shares or ADSs pursuant to the merger by our shareholders or ADSs holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Shares or ADSs is subject to PRC tax if the holders of such Shares or ADSs are PRC residents. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. Please see “Special Factors – Material PRC Income Tax Consequences” beginning on page 73 for additional information.

Material Cayman Islands Tax Consequences (Page 74)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares under the terms of the merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger. Please see “Special Factors – Material Cayman Islands Tax Consequences” beginning on page 74 for additional information.

Regulatory Matters (Page 71)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger.

Litigation Related to the Merger (Page 70)

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger (Page 70)

Upon completion of the merger, the Company would cease to be a publicly traded company, and the Company expects to account for the merger at historical cost.

Market Price of the Shares (Page 75)

On June 5, 2013, the last trading day immediately prior to the Company’s announcement on June 6, 2013 that it had received a going private proposal, the reported closing price of our ADSs on NYSE was $4.84 per ADS. The merger consideration of $0.57 per Share, or $5.70 per ADS, represents a premium of 17.8% over the closing price of $4.84 per ADS on June 5, 2013, and a 26.4% premium over the Company’s 30 trading day volume-weighted average closing price as quoted by NYSE on June 5, 2013, the last trading day prior to the Company’s announcement on June 6, 2013 that it had received a “going-private” proposal.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	After the merger is completed, how will I receive the merger consideration for my Shares?

A.	If you are a registered holder of Shares, promptly after the effective time of the merger (in any event within three business days after the effective time of the merger), an exchange agent appointed by Parent will mail you (a) a form of letter of transmittal specifying how the delivery of the merger consideration to you will be effected and (b) instructions for effecting the surrender of share certificates in exchange for the applicable merger consideration. You will receive cash for your Shares from the exchange agent after you comply with these instructions. Upon surrender of your share certificates or a declaration of loss or non-receipt, you will receive an amount equal to the number of your Shares multiplied by $0.57 in cash, without interest and net of any applicable withholding tax, in exchange for the cancellation of your Shares.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the merger consideration for my ADSs?

A:	If your ADSs are represented by certificates, also referred to as American depositary receipts (“ADRs”), unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send you a check for the per ADS merger consideration of $5.70 (less $0.05 per ADS cancellation fees pursuant to the terms of the ADS deposit agreement), without interest and net of any applicable withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in uncertificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send you a check for the per ADS merger consideration of $5.70 (less $0.05 per ADS cancellation fees pursuant to the terms of the ADS deposit agreement), without interest and net of any applicable withholding taxes, in exchange for the cancellation of each of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from you a properly completed and signed U.S. Internal Revenue Service Form W–8 or W–9.

In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from the transferee a properly completed and signed U.S. Internal Revenue Service Form W–8 or W–9.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the net merger consideration for your ADSs as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on , 2014, at a.m. ( Time) at .

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger; and

•	to approve any motion to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Q:	What vote of our shareholders is required to authorize and approve the merger agreement and the plan of merger?

A:	In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company. At the close of business on , 2014 in the Cayman Islands, the record date for the extraordinary general meeting, Shares were issued and outstanding and entitled to vote at the extraordinary general meeting. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. As of the date of this proxy statement, the Rollover Shareholders beneficially owned approximately 21.9% of the total issued and outstanding Shares entitled to vote, respectively. Based on the number of Shares expected to be outstanding on the record date, approximately % of the total outstanding Shares entitled to vote owned by the remaining shareholders must be voted in favor of the proposal in order for the merger to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

Q:	What vote of our shareholders is required to approve the proposal to adjourn and postpone the extraordinary general meeting, if necessary, to solicit additional proxies?

A:	The authorization and approval of the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company. If there are insufficient votes at the time of the extraordinary general meeting to authorize and approve the merger agreement, the plan of merger and the merger, you will also be asked to vote on the proposal to adjourn the extraordinary general meeting to allow us to solicit additional proxies.

The proposal to adjourn and postpone the extraordinary general meeting, if necessary, to solicit additional proxies must be authorized and approved by an affirmative vote of the majority of such shareholders of the Company as, being entitled to do so, vote in person or by proxy as a single class at the extraordinary general meeting. Based on the number of Shares we expect to be issued and outstanding on the record date, approximately                 Shares must be voted in favor of the proposal to adjourn and postpone the extraordinary general meeting, if necessary, to solicit additional proxies.

Q: How does the Company board of directors recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the independent committee, our board of directors by a unanimous vote (with the Chairman abstaining) recommends that you vote:

•	FOR the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger; and

•	FOR the proposal to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The share record date is , 2014. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the share record date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof. The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is , 2014. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs by the close of business in New York City on , 2014 and become a holder of Shares by the close of business in the Cayman Islands on the Share record date.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy, of shareholders holding one-third of the issued and outstanding Shares that are entitled to vote on the record date will constitute a quorum for the extraordinary general meeting.

Q:	What effects will the merger have on the Company?

A:	As a result of the merger, the Company will cease to be a publicly-traded company and will be beneficially wholly-owned by the Buyer Group. You will no longer have any interest in our future earnings or growth. Following consummation of the merger, the registration of our Shares and ADSs and our reporting obligations with respect to our Shares and ADSs under the Exchange Act, will be terminated upon application to the SEC. In addition, upon completion of the merger, our ADSs will no longer be listed or traded on any stock exchange, including NYSE, and the American depositary shares program for the ADSs will terminate.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close in the third quarter of 2014. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the merger agreement.

Q:	What happens if the merger is not completed?

A:	If our shareholders do not authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the merger agreement. In addition, the Company will remain a publicly traded company. The ADSs will continue to be listed and traded on NYSE, provided that the Company continues to meet NYSE’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations. Therefore, our shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares or ADSs.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee, or Parent may be required to pay the Company a termination fee, in each case, as described under the caption “The Merger Agreement and Plan of Merger – Termination Fee” beginning on page 96.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold ADSs) as of the record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the proposal to authorize and approve the merger agreement, the plan of merger and transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is              , 2014 at a.m. (            Time).

Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business in New York City on , 2014, the ADS record date, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. (New York City Time) on , 2014. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions.

Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs prior to the close of business in New York City on             , 2014 and become a holder of Shares by the close of business in the Cayman Islands on             , 2014, the share record date. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation prior to the close of business in New York City on             , 2014 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder held the ADSs as of the ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. – Hong Kong Branch (DCC), the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder. If after registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Q:	If my Shares or ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the merger agreement and the plan of merger?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Yes, you may change your vote in one of three ways:

•	first, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to iSoftStone Holdings Limited, Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China;

•	second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting; or

•	third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:00 a.m. (New York City Time) on             , 2014. A holder of ADSs can do this in one of two ways:

•	first, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary; and

•	second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares or ADRs, should I send in my share certificates or my ADRs now?

A:	No. After the merger is completed, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your share certificates for the merger consideration. Please do not send in your certificates now. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS depositary relating to the foregoing.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry) will automatically receive their cash consideration shortly after the merger is completed without any further action required on the part of such holders. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration.

Q:	Am I entitled to dissenters’ rights?

A:	Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS holders will not have the right to dissent from the merger and receive payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to exercise any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the close of business in New York City on             , 2014, and become registered holders of Shares by the close of business in the Cayman Islands on             , 2014. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	If I own ADSs and seek to exercise dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:	If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs to the ADS depositary (in the case of a certificated ADS by delivering the certificate to J.P Morgan Chase, N.A. at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401). Upon your payment of its fees, including the applicable ADS cancellation fee ($0.05 per ADS) and any applicable taxes, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or, alternatively, that you will not vote the Shares), the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder. The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business in New York City on , 2014.

You must become a registered holder of your Shares and lodge a written notice of objection to the plan of merger prior to the extraordinary general meeting.

We encourage you to read the information set forth in this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights. Please see “Dissenters’ Rights” beginning on page 99 as well as “Annex C – Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238” to this proxy statement for additional information.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged D.F. King & Co. Inc. as its proxy solicitor.

Q:	Do any of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:	Yes. Some of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders, including:

•	the beneficial ownership of equity interests in Holdco by the Chairman Parties and the Supporting Shareholders;

•	the potential enhancement or decline of share value for Holdco, of which the Chairman Parties and the Supporting Shareholders partially beneficially own, as a result of the merger and future performance of the surviving company;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•	the monthly compensation of $10,000 of members of the independent committee in exchange for their services in such capacity (and, in the case of the chairman of the independent committee, monthly compensation of $12,500) (the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger); and

•	the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

Please see “Special Factors – Interests of Certain Persons in the Merger” beginning on page 67 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

Q:	How will our directors vote on the proposal to authorize and approve the merger agreement and the plan of merger?

A:	Pursuant to the Support Agreement, each of the Rollover Shareholders, including certain of our directors and management members, has agreed to vote all of the Shares beneficially owned by him, her or it in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the record date, the Rollover Shareholders beneficially owned, in the aggregate, Shares, or approximately % of the outstanding Shares.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact D.F. King & Co., Inc., our proxy solicitor, toll free at +1-800-901-0068 (or +1-212-269-5550 outside of the United States).

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the merger agreement described in this Background of the Merger occurred in China and Hong Kong. As a result, China Standard Time is used for all dates and times given. The term “Consortium” used at various times refers to the consortium consisting of the Chairman, the Everbright Shareholders and/or ChinaAMC Capital Management Limited, as applicable, as the relevant parties formed, joined or withdrew from the Consortium at different times described below.

The board of directors and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the board of directors and senior management also have periodically reviewed strategic alternatives that may be available to the Company.

From time to time, a number of parties have approached the Company about possible transactions involving the Company. During the course of 2012, and with the assistance of UBS AG, Hong Kong Branch, the Company engaged in discussions with various private equity firms regarding the possibility of raising capital in the form of a private placement. All discussions during this period were preliminary in nature and were ultimately discontinued.

In late April 2013, representatives of ChinaAMC Capital Management Limited (“ChinaAMC”) met with the Chairman, in his individual capacity, and informally raised with him the possibility of a potential going private transaction with respect to the Company. On or around June 3, 2013, the Chairman and ChinaAMC held further discussions to explore the feasibility of a possible going private transaction with respect to the Company and also discussed with Cleary Gottlieb Steen & Hamilton LLP (“Cleary”) about the going private process and key issues in a potential transaction. On June 4, 2013, the Chairman and ChinaAMC decided to retain Cleary as their legal advisor in connection with a potential transaction. Also on June 4, 2013, the Chairman and ChinaAMC held a meeting in Beijing, with the attendance of Cleary, to discuss the potential consortium arrangements between the Chairman and ChinaAMC and the potential proposal to be delivered to the board of directors of the Company. On June 5, 2013 and June 6, 2013, the Chairman and ChinaAMC continued their discussions on the consortium arrangements and instructed Cleary to prepare the consortium agreement and the proposal letter to the board of directors.

On June 6, 2013, the Chairman and ChinaAMC entered into a consortium agreement pursuant to which the Chairman and ChinaAMC, as a proposed equity investor, agreed to participate, on an exclusive basis for 12 months following the date of the consortium agreement, in a potential going private transaction involving the Company, and submitted to the board of directors of the Company a preliminary non-binding proposal letter (the “Proposal Letter”) to acquire the Company in a going private transaction for $0.585 in cash per Share (or $5.85 in cash per ADS) other than any Shares or ADSs beneficially held by the Chairman, his affiliates or other shareholders that may choose to roll over their Shares in connection with the proposed acquisition (the “Proposal”). In the Proposal Letter, the Consortium noted that it was interested only in pursuing the proposed acquisition and that the Chairman and his affiliates did not intend to sell their equity stake in the Company to any third party. The Proposal Letter also stated that the Consortium intended to finance the acquisition with a combination of debt and equity capital.

On June 6, 2013, following receipt of the Proposal, the board of directors held a telephonic meeting to discuss, among other things, the Proposal Letter. The Chairman started the meeting by outlining the main terms of the Proposal, and thereafter, the Chairman recused himself from the remainder of the meeting due to conflicts of interest arising from his role as a member of the board of directors and his interest in the proposed transaction as a member of the Consortium. Thereafter, representatives of O’Melveny & Myers LLP (“O’Melveny”), the Company’s outside U.S. legal counsel, provided the board of directors with an overview of the procedures, process and duties of directors under applicable law in connection with the evaluation of the Proposal, including various “best practices” for boards of directors when considering similar transactions, including the desirability of establishing a committee of independent directors to evaluate the Proposal given the inherent conflicts of interest that may arise from the involvement of the Chairman in the Proposal. At the meeting, the Company’s board of directors determined it was in the best interests of the Company and its shareholders to form an independent committee consisting of directors who were independent of and unaffiliated with the Consortium and were not employees of the Company or any of its subsidiaries. At the June 6, 2013 meeting, the board of directors also discussed the various qualifications of the members of Company’s board of directors to serve on the independent committee, including whether certain directors were sufficiently independent for purposes of serving on the independent committee. The meeting was adjourned without appointing any members to the independent committee.

Later that day, the Company issued a press release regarding its receipt of the Proposal Letter and the transaction proposed therein, and furnished the press release as an exhibit to its Current Report on Form 6-K.

On June 10, 2013, the board of directors (other than the Chairman, who recused himself from the meeting) held a subsequent telephonic meeting to identify and appoint qualified independent directors to serve on the independent committee that it had resolved to create during the prior meeting. At this meeting, O’Melveny summarized the contents of various materials that they had provided to the board of directors earlier, including (1) key principles for determining “independence” for members of an independent committee, (2) legal principles for members of an independent committee evaluating a “conflict” transaction and (3) independent committee “best practices” in a going-private transaction. The board of directors (other than the Chairman), then deliberated on the qualification of various directors of the Company to serve on the independent committee and whether such directors’ activities and associations outside their office presented any potential for an actual or perceived conflict of interest. During the course of these discussions, the board of directors (other than the Chairman) noted that, when determining the suitability of each of the directors of the Company to serve as members of the independent committee, special consideration should be given to whether or not such director (a) was an employee of the Company, (b) had any business or personal relationships with the members of the Chairman or ChinaAMC or their respective affiliates and associates, (c) had any financial interest in the Proposal that was different from that of the unaffiliated shareholders, (d) was affiliated or associated with an institutional shareholder of the Company which might ultimately decide to rollover in the transaction contemplated under the Proposal, make a competing offer or could have different investment objectives than other shareholders, and (e) satisfied the standards for “independence” under NYSE or SEC rules. After giving due consideration to these factors, the Company’s board of directors (other than the Chairman) determined that Tom Manning, Al-Noor Gulamali Abdulla Ramji and Chung-Kao Hsieh were free from any actual or perceived conflict of interest with respect to the Proposal and satisfied the standards for “independence” under NYSE and SEC rules, and passed a resolution appointing Messrs. Manning, Ramji and Hsieh to the independent committee, with Mr. Manning serving as chairman of the independent committee. At the meeting, the board of directors of the Company also adopted resolutions delegating to the independent committee the exclusive power and authority of the board of directors of the Company to, among other things, (i) direct the process to review and evaluate the Proposal and any alternative transaction, (ii) respond to any inquiries or proposals relating to such transactions, (iii) investigate and evaluate any such transactions, (iv) negotiate the terms of any agreements in connection with any such transaction, (v) solicit proposals for alternative transactions, (vi) determine whether the Proposal or any alternative transaction is advisable and in the best interests of the Company and its shareholders, (vii) recommend to the board of directors of the Company what action, if any, should be taken by the Company with respect to the Proposal Letter, (viii) determine whether to recommend to the shareholders the Proposal or any alternative transaction, (ix) review and monitor all activities of the Company related to such transactions, (x) retain such legal counsels, financial advisors, consultants and other agents as the independent committee from time to time deems necessary, appropriate or advisable, and (xi) take such other actions as the independent committee deems necessary or appropriate to carry out its delegated responsibilities. The board of directors of the Company further empowered the independent committee to direct the actions of the Company’s employees and agents in connection with the Proposal or any alternative transaction. The board of directors of the Company also agreed that it would not consider or act on the Proposal or any alternative transaction (including recommending the Proposal or any alternative transaction for approval by the Company’s shareholders) without a favorable recommendation by the independent committee.

Throughout the course of the next 10 months, the independent committee held 28 meetings, received the advice of its legal counsel and financial advisor, and reached out to 11 potential transaction partners, including the Consortium.

During the course of the next few weeks, the independent committee considered proposals from and conducted interviews with multiple prospective law firms and investment banks that had expressed interest in being considered for the role of U.S. legal advisor and financial advisor to the independent committee, respectively.

On June 29, 2013, after considering proposals from multiple prospective U.S. legal advisors, the independent committee retained Kirkland & Ellis International LLP (“Kirkland & Ellis”) as its U.S. legal advisor. From time to time thereafter, Kirkland & Ellis had discussions with representatives of Maples and Calder, the Company’s Cayman Islands legal counsel, regarding the Proposal, the directors’ duties in connection with considering and evaluating the Proposal and other matters of Cayman Islands law that were relevant to the proposed transaction.

Also on June 29, 2013, after deliberation on the experience, qualifications and reputation of each of the potential financial advisors, the independent committee decided to engage Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) as its financial advisor. Among the reasons for Goldman Sachs’s selection were its extensive experience in M&A transactions, including representing special committees in going private transactions, its strong reputation, its significant experience dealing with China-based companies, its lack of existing material relationships with the Company or the Consortium and its ability to interact in both English and Chinese. The independent committee, on behalf of the Company, subsequently entered into an engagement letter with Goldman Sachs on July 9, 2013.

On June 25, 2013, the Consortium engaged Lazard Asia (Hong Kong) Limited (“Lazard”) as its financial advisor. Among the reasons for Lazard’s selection were its extensive experience in M&A transactions, including representing buyer consortiums in going private transactions, its strong reputation, its significant experience dealing with China-based companies, and its ability to interact in both English and Chinese. The Consortium also retained Conyers, Dill & Pearman as its Cayman legal advisor.

Beginning in early July 2013, representatives of the Consortium members held preliminary discussions on debt financing for the merger with potential sources of debt financing, including China Merchants Bank.

Throughout July and August 2013, Goldman Sachs met with members of the Company’s management team, conducted a business and financial review of the Company and reviewed and analyzed the macroeconomic and competitive challenges facing the Company.

On July 1, 2013, the independent committee, based on previous discussions with Kirkland & Ellis, requested that Kirkland & Ellis prepare communications and confidentiality guidelines for directors, officers and employees of the Company to follow in light of and in connection with the Proposal and any possible alternative transaction, including guidelines on what information can and should be provided to the Consortium and to third parties involved in or potentially interested in pursuing an alternative transaction, and the circumstances and conditions under which such information should be provided. In addition, the independent committee concluded, based on past discussions with Kirkland & Ellis, that it would be prudent at that stage to enter into confidentiality agreements with ChinaAMC and authorized Kirkland & Ellis to negotiate confidentiality agreements with the Consortium on behalf of the Company.

On July 2, 2013, Kirkland & Ellis sent a confidentiality agreement to Cleary.

On July 5, 2013, ChinaAMC and the Chairman held a telephonic meeting to discuss the possibility of Everbright joining the Consortium and the Chairman agreed to admit Everbright as a member of the Consortium. In the following weeks, ChinaAMC and Everbright held several telephonic meetings to discuss potential arrangements between ChinaAMC and Everbright.

Later on July 5, 2013, Cleary sent a revised draft of the confidentiality agreement to Kirkland & Ellis, which, among other things, requested permission for the Chairman and ChinaAMC to work together with certain other shareholders of the Company, including Everbright.

On July 9, 2013, the independent committee convened a meeting by telephone with Kirkland & Ellis and Goldman Sachs. During the meeting, Kirkland & Ellis led the independent committee in a discussion of its key duties, responsibilities and guidelines and highlighted to the independent committee members that they should substantively engage with the Consortium only if the independent committee determined to do so following its review of the Proposal, as assisted by its financial and legal advisors. Thereafter, the independent committee engaged in a discussion with its advisors regarding establishing a process and adopting a strategy and practices designed to maximize shareholder value. During the discussion, the independent committee noted the request from the Chairman and ChinaAMC to work together with certain other shareholders of the Company, including Everbright. Following the discussion, the independent committee determined that it would be inappropriate at that time to permit the Chairman and ChinaAMC to work together with other shareholders of the Company and asked Kirkland & Ellis to convey this message to Cleary, including that the independent committee would not engage with or otherwise give ChinaAMC access to any confidential information of the Company unless and until ChinaAMC signed a confidentiality agreement.

Later that day, the Company issued a press release regarding formation of the independent committee and the independent committee’s appointment of Goldman Sachs as its financial advisor and Kirkland & Ellis as its U.S. legal counsel and furnished the press release as an exhibit to its Current Report on Form 6-K.

On July 18, 2013, the independent committee convened a meeting by telephone with Kirkland & Ellis and Goldman Sachs. During the meeting, Kirkland & Ellis and Goldman Sachs provided the independent committee with an update on various workstreams, including the proposed confidentiality agreement with ChinaAMC. Kirkland & Ellis noted that ChinaAMC had yet to enter into a confidentiality agreement with the Company, and as a result, no confidential information had been shared with ChinaAMC. Goldman Sachs then provided the independent committee with an update on unsolicited interest in the Company that it had received to date, including interest from a private equity firm (“Sponsor A”) in pursuing an acquisition of the Company. After discussing these matters, including whether or not to run an active market check, and noting the preliminary nature of the Consortium’s proposal, the independent committee determined to refrain from choosing a course of action at that time, but to continue to evaluate that determination in light of subsequent events.

On July 24, 2013, ChinaAMC and Everbright entered into a framework agreement, pursuant to which Everbright agreed to, among other things, pursue the proposed transaction on an exclusive basis with the Consortium consisting of ChinaAMC and the Chairman, for a period beginning on the date of the framework agreement and ending on the earlier of (i) the expiry of the exclusivity period in the consortium agreement between ChinaAMC and the Chairman, and (ii) the date that is 12 months after the date of the framework agreement (subject to certain exceptions set forth in the framework agreement). Later that day, Cleary notified Kirkland & Ellis of the execution of the framework agreement between ChinaAMC and Everbright and stated that ChinaAMC and Everbright wished to execute a confidentiality agreement with the Company and commence their due diligence.

On July 26, 2013, the Chairman filed with the SEC a Schedule 13D, and Everbright, together with certain of its affiliates, filed with the SEC an amendment to their Schedule 13D, in connection with the execution of the framework agreement.

Over the course of the next several days, the independent committee discussed with Kirkland & Ellis and Goldman Sachs the request by ChinaAMC and Everbright to enter into a confidentiality agreement and jointly conduct due diligence on the Company in contemplation of making a joint offer, together with the Chairman, to take the Company private. After considering the request, and in light of the independent committee’s desire to prevent the Consortium from adding additional Company shareholders as members without its consent, the independent committee agreed to sign a confidentiality agreement with ChinaAMC and Everbright that contained a standstill provision but that would allow ChinaAMC and Everbright to jointly evaluate the Company together with the Chairman. On July 29, 2013, ChinaAMC and Everbright each entered into a confidentiality agreement with the Company.

In late July 2013, the Consortium engaged Zhong Lun Law Firm, as its PRC legal advisor, and Ruihua Certified Public Accountants to assist the Consortium to perform legal and financial due diligence of the Company.

On July 31, 2013, the independent committee convened a telephonic meeting with Kirkland & Ellis and Goldman Sachs. During the meeting, Goldman Sachs provided the independent committee with an update on the various workstreams, noting that the Company's management was in the process of preparing a set of financial projections.

On August 30, 2013, representatives of the Consortium members held a meeting to discuss, together with Lazard, the financing arrangements for the proposed transaction, including any additional lending banks to contact, alternative financing sources and costs of financing.

During August and September 2013, the independent committee held multiple meetings with Goldman Sachs and Kirkland & Ellis regarding whether to perform an active market check or otherwise conduct a broader sale process, and if so, who would be the most likely financial sponsors and strategic entities to be interested in acquiring the Company. The independent committee noted that the Chairman Parties and Everbright, who collectively owned approximately 15.5% of the total outstanding Shares, were committed to supporting the Consortium’s Proposal only and would not sell their shares in any alternative transaction and that since the public disclosure of the Proposal Letter on June 6, 2013, there had been only three inquiries from third parties (including two from private equity firms and one from a strategic buyer). Taking these considerations into account and the significant disruption to the operations of the Company that a broad pre-signing market check may cause, including the potential risk of competitive harm to the Company if strategic buyers conducted due diligence but a transaction did not occur, and the increased risk of leaks of confidential information of the Company, which could create instability among the Company’s employees as well as its customers and vendors, the independent committee decided that, rather than actively solicit every potential buyer, it would reach out to a limited number of the most likely potential buyers, including all third parties who had reached out to the independent committee already, to assess their interest in an alternative transaction and remain open to any additional competing bids otherwise received. During this time period, Goldman Sachs contacted ten third parties on behalf of the independent committee, including three private equity funds and seven potential strategic buyers. Two private equity funds, including Sponsor A, and one strategic investor signed confidentiality agreements and conducted due diligence on the Company. Following discussions with Goldman Sachs, the independent committee decided that the pool of potential financial and strategic buyers that had been approached thus far were the most likely potential buyers, and that identifying additional third parties having fundamentally different levels of interest in an acquisition of the Company was unlikely. Throughout this period, the Consortium also conducted due diligence on the Company.

On September 6, 2013, the independent committee held a telephonic meeting attended by Kirkland & Ellis and Goldman Sachs. During the meeting, Goldman Sachs summarized for the independent committee an initial draft of managements’ preliminary financial projections. After discussion with its advisors, the independent committee decided that it should discuss the outlook of the business with the board of directors of the Company, including the Chairman, and receive presentations from management in order to facilitate its evaluation of certain of the assumptions included in the preliminary management projections.

On September 25, 2013, the board of directors held an in-person meeting in Beijing attended by Xiaosong Zhang, the Company’s then chief financial officer (Xiaosong Zhang resigned as the Company’s chief financial officer on April 29, 2014), the heads of each of the Company’s business groups, Kirkland & Ellis and Goldman Sachs. During the meeting, each business group head gave a presentation on the performance and outlook of the various business groups. During the meeting, the directors discussed with the business group heads and Mr. Zhang management’s financial projections for the Company.

Following the board meeting, the independent committee convened an in-person meeting in Beijing attended by Kirkland & Ellis and Goldman Sachs. The independent committee noted the significant challenges facing the Company in connection with the slowdown of China’s economy, the changes in the competitive landscape in the IT services industry and the Company’s current head-count intensive business model, and the fact that the Company reported a net loss for the quarter ended June 30, 2013 of $1.9 million, compared with a net income of $3.6 million for the prior year quarter, and net income for the first half of the fiscal year 2013 was $1.1 million, representing a decrease of $5.8 million, or 83.9%, from the prior year period. The independent committee noted that the management projections appeared to accurately reflect these challenges. After discussion, the independent committee directed Goldman Sachs to utilize the management projections (which financial projections are summarized under “Special Factors — Certain Financial Projections”) in its financial analyses. The independent committee also determined to provide the projections to the Consortium and the other bidders because it was appropriate to provide senior management’s most recent forecast of the business and evaluation of its prospects to parties interested in acquiring the Company. The projections were subsequently made available to bidders. Finally, the independent committee discussed with Kirkland & Ellis and Goldman Sachs the best ways to maximize the price in any transaction, and after discussion, directed Goldman Sachs and Kirkland & Ellis to develop a process letter asking the bidders to provide preliminary, non-binding bids.

On October 7, 2013, at the direction of the independent committee, Goldman Sachs met with ChinaAMC to discuss the status of the Consortium’s definitive bid. During the meeting, Goldman Sachs conveyed to ChinaAMC, among other things, that the independent committee was engaged with other interested parties regarding a potential alternative transaction and requested that the Consortium submit its fully-financed best offer by early November. ChinaAMC indicated that it was having difficulty putting together their required debt financing and that it would likely need more time and may reduce its preliminary offer price below the $0.585 in cash per Share (or $5.85 in cash per ADS) offer price contained in the Proposal.

On October 10, 2013, at the direction of the independent committee, Goldman Sachs sent a process letter to each of the remaining bidders asking for preliminary, non-binding bids by October 31, 2013.

On October 18, 2013, the Consortium members held a telephonic meeting, together with Lazard, to discuss the key commercial terms of the proposed transaction and submitting a revised proposal to reflect the developments since delivery of the Proposal Letter to the board of directors on June 6, 2013.

On October 25, 2013, the independent committee held a telephonic meeting attended by Goldman Sachs and Kirkland & Ellis during which Goldman Sachs provided the independent committee with an overview of its preliminary financial analyses performed to date. The independent committee directed Goldman Sachs to make certain minor revisions to its presentation. The revised presentation was subsequently delivered to the independent committee on October 29, 2013. The independent committee also discussed a request from Sponsor A to extend the bid deadline by one week to November 7, 2013. After discussion, the independent committee decided to extend the bid deadline to November 7, 2013 and to ask the Consortium to reaffirm its Proposal by that date.

On October 25, 2013 and October 31, 2013, the Consortium members held further telephonic meetings, together with Lazard, on a revised proposal to the board of directors and instructed Cleary to prepare the revised proposal. Beginning in late October 2013, the Consortium engaged in further discussions with two banks, including China Merchants Bank and another China-based bank (“Bank A”), over the potential terms of debt financing for the merger.

On October 31, 2013, the independent committee held a telephonic meeting with Kirkland & Ellis and Goldman Sachs during which Goldman Sachs provided an update on the bidders’ due diligence and noted that while Sponsor A remained interested in pursuing a potential transaction, it appeared that all other remaining bidders except the Consortium had decided not to continue with the process.

On November 2, 2013, the Consortium sent a revised proposal to the independent committee (the “Revised Proposal”) in which the Consortium offered to acquire all Shares and ADSs that were not beneficially owned by them or their affiliates and not rolled over in connection with a transaction for $0.545 in cash per Share (or $5.45 in cash per ADS). The Consortium stated that their offer price had been adjusted downwards from the initial offer price of $0.585 in cash per Share (or $5.85 in cash per ADS) because of several factors, including that since the submission of the original Proposal (i) the Company had experienced and disclosed weaker than expected financial performance, (ii) the Company had suffered worse than expected operating cash flow and (iii) the Company’s total debt level had significantly increased. In response to the revised proposal, the independent committee informed the Consortium that the revised offer price was too low and requested firm debt and equity commitment letters from the Consortium.

On November 4, 2013, the Company issued a press release announcing its receipt of the Revised Proposal and furnished the press release as an exhibit to its current report on Form 6-K, and each of the Chairman and Everbright filed amendments to their respective statements of beneficial ownership on Schedule 13D in connection with the Revised Proposal.

On November 7, 2013, Sponsor A submitted a preliminary, non-binding proposal to acquire all outstanding Shares for $0.585 in cash per Share (or $5.85 in cash per ADS). In addition, Sponsor A requested a six-week period of exclusivity and expense reimbursement for all advisory fees and expenses incurred during its due diligence review of the Company.

On November 8, 2013, the independent committee convened a telephonic meeting with Goldman Sachs and Kirkland & Ellis. Goldman Sachs reviewed with the independent committee the key terms of the proposal from Sponsor A, as well as the key differences between Sponsor A’s bid and the Revised Proposal from the Consortium. After discussion with its advisors, the independent committee decided in respect of Sponsor A that it would (1) not grant exclusivity but would be open to reimbursing a portion of its expenses, (2) grant an additional six weeks to complete its due diligence and (3) provide a draft merger agreement and expect Sponsor A to provide comments at the end of the six-week period. In addition, the independent committee also decided that it would convey to the Chairman that it would not recommend the Revised Proposal and that the Chairman should work with the Consortium to increase the price and firm up the Consortium’s proposed debt financing.

On November 15, 2013, the independent committee convened a telephonic meeting with Goldman Sachs and Kirkland & Ellis. The independent committee discussed with its advisors Sponsor A’s request for expense reimbursement. After discussion and considering the importance of maintaining a competitive bidding dynamic, the independent committee determined to reimburse Sponsor A for up to $200,000 of its reasonable and documented out-of-pocket third-party due diligence costs and expenses incurred after November 11, 2013 conducting due diligence on the Company in respect of the proposed transaction. After the meeting, Kirkland & Ellis delivered an expense reimbursement letter to Sponsor A incorporating these terms.

On November 22, 2013, the independent committee convened a telephonic meeting with Kirkland & Ellis and Goldman Sachs. During the meeting, Goldman Sachs provided an update on Sponsor A’s due diligence process and its discussions with the Consortium regarding the Consortium’s progress in obtaining debt financing. Thereafter, Kirkland & Ellis walked the independent committee through the key terms of a draft merger agreement previously circulated to the independent committee.

On November 26, Goldman Sachs, on behalf of the independent committee, delivered the draft merger agreement to the Consortium and Sponsor A.

During the week of December 8, 2013, Sponsor A raised with Goldman Sachs its desire to work together with one of its existing portfolio companies (“Portfolio Company”) to jointly evaluate a potential acquisition of the Company. Sponsor A planned to, among other things, use the free cash flow from Portfolio Company to help finance the proposed acquisition. Goldman Sachs subsequently relayed its discussion with Sponsor A to the independent committee.

On December 10, 2013, Cleary sent comments to the merger agreement to Kirkland & Ellis on behalf of the Consortium.

On December 20, 2013, the independent committee held a telephonic meeting with Kirkland & Ellis and Goldman Sachs. During the meeting the independent committee discussed Sponsor A’s request to work together with Portfolio Company to jointly evaluate a bid to acquire the Company. After discussion with its advisors and taking into consideration all relevant facts, including on the one hand that allowing Sponsor A to work together with Portfolio Company could potentially provide Sponsor A with greater access to acquisition financing and potential synergies that could allow it to pay a higher price, the independent committee decided to allow Sponsor A to work together with Portfolio Company because doing so would allow Sponsor A to put forward its strongest possible bid. In addition, the independent committee decided not to engage substantively with the Consortium on their comments to the merger agreement unless and until the Consortium provided evidence to the independent committee that it would be able to finance a bid that could potentially be acceptable to the independent committee.

On December 23, 2013, the Company entered into a confidentiality agreement with Portfolio Company and granted a waiver to Sponsor A under its confidentiality agreement with the Company to permit Sponsor A to work together with Portfolio Company to jointly evaluate a bid to acquire the Company.

Between January 9 and 13, 2014, Sponsor A and Portfolio Company held telephonic and in-person meetings with the Chairman, the Company's chief financial officer, chief operating officer, director of human resources and the head of each of the Company's business groups and certain business divisions to continue discussing due diligence matters of the Company.

On January 10, 2014, the Consortium sent to the independent committee a draft debt commitment letter from Bank A. The draft debt commitment letter did not contain a term sheet detailing the terms of the proposed debt financing.

On January 17, 2014, Goldman Sachs and Lazard, on behalf of the independent committee and the Consortium, respectively, held a telephonic meeting to discuss the Consortium’s offer price for the transaction. Lazard communicated to Goldman Sachs that the Consortium could consider a price increase to $5.60 subject to satisfactory negotiation of the other terms of the merger agreement. On the same day, the Consortium also sent its comments to the draft merger agreement and a term sheet for its proposed debt financing to the independent committee.

On January 18, 2014, Sponsor A communicated to Goldman Sachs that it had decided not to submit a definitive proposal to acquire the Company and that it and Portfolio Company were withdrawing from the process as a result of, among other things, concerns it had over its ability to integrate the Company’s business with the business of Portfolio Company.

On January 21, 2014, the independent committee held an in-person meeting in Hong Kong with Kirkland & Ellis and Goldman Sachs. During the meeting Goldman Sachs reviewed with the independent committee the financial aspects of the proposed transaction with the Consortium, and Kirkland & Ellis summarized for the independent committee the high-level issues contained in the Consortium’s mark-up of the merger agreement and proposed debt commitment letter, including, among other things, that the Consortium’s proposed closing condition in the merger agreement that would allow the Consortium not to close if more than 5% of the shareholders exercised their dissenters’ rights combined with a highly conditional debt financing commitment letter provided very little certainty of closing the proposed transaction. After discussion with Goldman Sachs and Kirkland & Ellis, the independent committee asked its advisors to convey to the Consortium, among other things, that (1) it should raise its price to at least $0.585 in cash per Share (or $5.85 in cash per ADS), (2) the Consortium would need to provide greater certainty that the debt financing would be available at closing by providing drafts of complete, detailed debt commitment letters that covered all aspects of the Consortium’s proposed debt financing, together with a summary of the Consortium’s proposed financing sources and uses, (3) the reverse termination fee payable by the Consortium in the event that it failed to close when required to do so should be equal to $20 million, (4) the closing condition related to dissenting shareholders should be removed and (5) the Consortium should provide drafts of their proposed form of equity commitment letter, limited guarantee and support agreement. The independent committee also noted that it wanted to see from the Consortium final debt commitment letters within three weeks or, given the deteriorating situation at the Company, it would need to begin actively developing alternative funding plans for the Company.

On January 22, 2014, Kirkland & Ellis and Goldman Sachs delivered the independent committee’s feedback on the Consortium’s bid and timing during a telephonic meeting with Cleary and Lazard.

On January 30, 2014, Cleary sent to Kirkland & Ellis initial drafts of an equity commitment letter and limited guarantee.

On January 31, 2014, the Consortium members together with Lazard met to discuss the independent committee’s request for a price increase and the potential impact on financing and transaction costs. On or about February 7, 2014, the Consortium members together with Lazard met again to further assess the possibility of a price increase. In the course of such discussions, ChinaAMC consistently stated that it would not agree to any price increase.

On February 13, 2014, the independent committee held a telephonic meeting with Kirkland & Ellis and Goldman Sachs. During the meeting, the independent committee noted that more than three weeks had passed since the independent committee communicated to the Consortium that it needed to raise its price and deliver a signed debt commitment letter and that operations at the Company were continuing to decline. After discussion with Goldman Sachs and Kirkland & Ellis, the independent committee decided to give the Consortium until February 17, 2014 to present a satisfactory bid or it would cease discussions with the Consortium. The following day, Goldman Sachs sent a letter to the Consortium communicating the foregoing as directed by the independent committee.

On February 17, 2014, Lazard communicated to Goldman Sachs that the Consortium as then constituted would be unlikely to raise its price. Over the course of the next two weeks, Lazard informed Goldman Sachs in their periodic communications that there was no further update regarding the negotiations among the members of the Consortium.

On February 28, 2014, ChinaAMC withdrew as a member of the Consortium. On the same day, the Chairman and Everbright entered into a new consortium agreement whereby the Chairman and Everbright agreed, among other things, to work exclusively with each other for three months towards a potential acquisition of the Company.

On March 1, 2014, Lazard communicated to Goldman Sachs that the Chairman and Everbright were working on the independent committee's request for a further price increase, with a view towards submitting a definitive, revised proposal.

On March 3, 2014, the Chairman and Everbright filed amendments to their respective beneficial ownership reports on Schedule 13D reporting the termination of their previous arrangements with ChinaAMC and their new arrangements to work together towards a potential transaction.

On March 7, 2014, Lazard sent to Goldman Sachs a draft debt commitment letter from China Merchants Bank, Hong Kong branch, and indicated that the Consortium had decided to seek debt financing from China Merchants Bank, Hong Kong branch.

On March 12, 2014, Kirkland & Ellis sent comments to the merger agreement and ancillary documents to Cleary reflecting the feedback previously delivered on January 22, 2014.

On April 4, 2014, the independent committee, through Goldman Sachs, and the Consortium, through Lazard, engaged in further price negotiations. The Consortium offered a package of terms, through Lazard, including a merger consideration of $0.57 in cash per Share (or $5.70 in cash per ADS), a reverse termination fee of $7 million and a closing condition that no more than 10% of the outstanding shareholders exercise their dissenters’ rights. The Consortium indicated that $0.57 in cash per Share (or $5.70 in cash per ADS) was the Consortium’s best and final offer.

Later that evening, the independent committee convened a meeting with Kirkland & Ellis and Goldman Sachs to discuss the package of terms from the Consortium. In consultation with Kirkland & Ellis and Goldman Sachs, the independent committee considered the course of dealing with the Consortium and various options available to the Company, including, among other things, responding to the Consortium with a further request for an improved price and/or other terms, and discussed the best course for maximizing shareholder value under the circumstances. After extensive discussions, the independent committee determined that the likelihood of the Consortium increasing its offer price was low, and therefore, the independent committee instructed Kirkland & Ellis to work with Cleary to increase the reverse termination fee to $10 million, remove the dissenting shareholder closing condition and otherwise finalize the merger agreement.

During the ensuing days, Kirkland & Ellis and Cleary continued to negotiate the merger agreement and related documentation, including, among other things, finalizing the scope of the Company’s representations and warranties, the covenants applicable to the Company prior to closing and the limitations in the limited guarantee.

Beginning on April 7, 2014, the Chairman began contacting certain members of the Company’s management, including Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang, Miao Du and Yan Zhou, to discuss the possibility of such management members rolling over their Shares. Also in the week of April 7, 2014, the Chairman contacted Benson Tam, a member of the board of directors, and certain other shareholders, including BENO Group Limited and Jinyuan Development (Hong Kong) Company Limited, about rolling over their respective Shares.

On April 18, 2014, China Merchants Bank, Hong Kong branch issued a debt commitment letter to Parent. Later on April 18, 2014, the board of directors of the Company held a telephonic meeting with Kirkland & Ellis and Goldman Sachs. The Chairman did not attend, participate in or vote upon any matters discussed during the meeting. Following a recap of previous fiduciary duty presentations by Kirkland & Ellis, Kirkland & Ellis gave an update on the status of the negotiations with the Consortium and summarized for the board of directors the key terms and final resolution of all open items on the merger agreement and other transaction documents. Goldman Sachs then made a presentation regarding consideration that would be paid to the Company’s shareholders in the potential merger and its financial analyses of the Company. Thereafter, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing and attached hereto as Annex B, to the independent committee to the effect that, as of April 18, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $0.57 in cash for each of the Company’s ordinary shares and the $5.70 in cash for each ADS to be paid to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of the Company’s ordinary shares or ADSs pursuant to the merger agreement was fair from a financial point of view to such holders.

Messrs. Benson Tam and Frank Feng then left the telephonic board meeting and Mr. Manning commenced a telephonic meeting of the independent committee. After considering the proposed terms of the merger agreement and the other transaction agreements and the various presentations of Kirkland & Ellis and Goldman Sachs, including receipt of the oral opinion from Goldman Sachs as described above, and taking into account the other factors described below under the headings titled “Recommendations of the Independent Committee and the Board of Directors” beginning on page 33, “Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 33 and “Opinion of the Independent Committee’s Financial Advisor” beginning on page 48, the independent committee then unanimously determined that the merger agreement, plan of merger and the merger and the other transactions contemplated by the merger agreement were fair (both substantively and procedurally) to and in the best interests of the Company and its unaffiliated security holders and declared it advisable for the Company to enter into the merger agreement and the other transaction agreements and recommended that the board of directors adopt a resolution approving and declaring the advisability of the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommending that the shareholders of the Company authorize and approve the merger agreement, the plan of merger and the merger.

Thereafter, Messrs. Tam and Feng rejoined the telephonic meeting and Mr. Manning resumed the meeting of the board of directors. The independent committee presented its recommendation to the board of directors. After considering the proposed terms of the merger agreement and the other transaction agreements and the various presentations of Kirkland & Ellis and Goldman Sachs, including the opinion provided by Goldman Sachs to the independent committee described above, and taking into account the other factors described below under the headings titled “Recommendations of the Independent Committee and the Board of Directors” beginning on page 33, “Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 33 and “Opinion of the Independent Committee’s Financial Advisor” beginning on page 48, the board of directors, with the Chairman not present or participating, unanimously determined that it was fair (both substantively and procedurally) to and in the best interests of the Company and its unaffiliated security holders, and declared it advisable, to enter into the merger agreement and the transaction agreements contemplated by the merger agreement and approved the execution, delivery and performance of the merger agreement and the transaction agreements contemplated by the merger agreement and the consummation of the transactions contemplated thereby, including the merger and directed that the authorization and approval of the merger agreement, the plan of merger and the merger be submitted to a vote at an extraordinary general meeting of the shareholders with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of special resolution the merger agreement, the plan of merger and the merger. See “Recommendations of the Independent Committee and the Board of Directors” beginning on page 33, “Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors” beginning on page 33 and “Opinion of the Independent Committee’s Financial Advisor” beginning on page 48 for a full description of the resolutions of the board of directors at this meeting.

Late in the evening on April 18, 2014, the Company, Parent, Merger Sub, Holdco and certain members of the Buyer Group, as applicable, executed the merger agreement, the Support Agreement, the equity commitment letters and the limited guarantee and the Company issued a press release announcing the execution of the merger agreement and the ancillary documents.

On April 21, 2014, Everbright and the other Consortium members, together with their respective affiliates, filed with the SEC an amendment to their respective Schedule 13Ds, in each case in connection with the execution of the merger agreement and the ancillary documents.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors

Our board of directors, acting upon the unanimous recommendation of the independent committee, which independent committee acted with the advice and assistance of our management (other than the Chairman) and its financial and legal advisors, evaluated the merger, including the terms and conditions of the merger agreement.

At a meeting on April 18, 2014, the independent committee unanimously recommended that our board of directors adopt resolutions that:

•	determine that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to and in the best interests of, the Company and its unaffiliated security holders, and declare it advisable to enter into the merger agreement;

•	authorize and approve the execution, delivery and performance by the Company of the merger agreement and the completion of the transactions contemplated thereby, including the merger; and

•	direct that the authorization and approval of the merger agreement, plan of merger and the transactions contemplated by the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation that the shareholders of the Company authorize and approve by way of a special resolution the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

On April 18, 2014, our board of directors (with the Chairman abstaining) approved and adopted the resolutions recommended by the independent committee. The Chairman abstained from voting because of the potential conflicts of interest arising from his role as the chairman of the board of directors of the Company and his interest in the transactions contemplated under the merger agreement, including the merger. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 67 for additional information.

In the course of reaching their respective determinations, the independent committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the independent committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	the current and historical market prices of our ADSs, including the fact that the merger consideration offered to our unaffiliated security holders represents a premium of 17.8% over the Company’s closing price of $4.84 per ADS on June 5, 2013, the last trading day prior to June 6, 2013, the date that the Company announced that it had received a “going-private” proposal, and a premium of 26.4% to the volume-weighted average closing prices of the Company’s ADSs during the 30 trading days prior to June 6, 2013;

•	the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at the per ADS merger consideration of $5.70, as adjusted for present value;

•	the negotiations with respect to the merger consideration and the independent committee’s determination that, following extensive negotiations with the Chairman and Everbright, $0.57 per Share or $5.70 per ADS was the highest price that the Chairman and Everbright would agree to pay, with the independent committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the independent committee and its advisors;

•	the all-cash merger consideration, which will allow our unaffiliated security holders to immediately realize liquidity for their investment and provide them with a specific amount of cash consideration for their Shares or ADSs;

•	the financial analysis reviewed and discussed with the independent committee by representatives of Goldman Sachs, as well as the opinion delivered by Goldman Sachs to the independent committee on April 18, 2014, which opinion was subsequently confirmed in writing and attached hereto as Annex B, to the effect that, as of April 18, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $0.57 in cash for each of our ordinary shares and the $5.70 in cash for each ADS to be paid to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of our ordinary shares or ADSs pursuant to the merger agreement was fair from a financial point of view to such holders;

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals; and

•	the fact the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, Parent will pay the Company a $10 million termination fee, and the guarantee of such payment obligation by the Guarantors pursuant to the limited guarantees;

•	our ability, subject to compliance with the terms and conditions of the merger agreement, to terminate the merger agreement prior to shareholder approval has been obtained in order to enter into an alternative transaction proposed by a third party that is a “superior proposal” (as defined in the merger agreement and further explained under the caption “The Merger Agreement and Plan of Merger – No Solicitation” beginning on page 90);

•	our ability, under certain circumstances, to change, withhold, withdraw, qualify or modify our recommendation that our shareholders vote to authorize and approve the merger agreement;

•	our ability, under certain circumstances, to specifically enforce the terms of the merger agreement; and

•	the consideration and negotiation of the merger agreement was conducted entirely under the control and supervision of the independent committee, which consists of three independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the independent committee’s authority.

In addition, the independent committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated security holders and to permit the independent committee and our board of directors to represent effectively the interests of such unaffiliated security holders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•	in considering the merger with the Chairman and Everbright, the independent committee acted solely to represent the interests of the unaffiliated security holders, and the independent committee had independent control of the extensive negotiations with the Chairman and Everbright and its legal and financial advisors on behalf of such unaffiliated security holders;

•	all of the directors serving on the independent committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group. In addition, none of such directors has any financial interest in the merger that is different from that of the unaffiliated security holders other than (i) the replacement of Company Options and Company RSUs held by such directors by a grant in a certain number of options and restricted share units of Holdco pursuant to the merger agreement, (ii) the directors’ receipt of board compensation in the ordinary course, (iii) independent committee members’ compensation in connection with its evaluation of the merger (which is not contingent upon the completion of the merger or the independent committee’s or board’s recommendation of the merger), and (iv) the directors’ indemnification and liability insurance rights under the merger agreement;

•	following its formation, the independent committee’s independent control of the sale process with the advice and assistance of Goldman Sachs, as its financial advisor, and Kirkland & Ellis, Maples and Calder and Han Kun Law Offices, as its legal advisors, each reporting solely to the independent committee;

•	the independent committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from the Buyer Group and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for authorization and approval unless the independent committee had recommended such action to our board of directors;

•	the independent committee had the authority to reject the terms of any strategic transaction, including the merger;

•	the independent committee met regularly to consider and review the terms of the merger;

•	the recognition by the independent committee and our board of directors that it had no obligation to recommend the authorization and approval of the proposal or any other transaction;

•	the recognition by the independent committee and our board of directors that, under the terms of the merger agreement, it has the ability to consider any proposal regarding a competing transaction reasonably likely to lead to a superior proposal until the date our shareholders vote upon and authorize and approve the merger agreement;

•	the ability of the Company to terminate the merger agreement in connection with a “superior proposal” (as defined in the merger agreement and further explained under the caption “The Merger Agreement and Plan of Merger – No Solicitation” beginning on page 90) subject to compliance with the terms and conditions of the merger agreement; and

•	the availability of dissenters’ rights to the shareholders, other than the Rollover Shareholders, who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ rights, which allow such holders to receive the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The independent committee and board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•	the fact that authorization and approval of the merger agreement are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group:

•	the fact that the Company’s shareholders, other than the Rollover Shareholders and the members of the independent committee, will have no ongoing equity participation in the Company following the merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•	the restrictions on the conduct of the Company’s business prior to the completion of the merger, including, among other things, restrictions on: (i) the amendment of the organizational documents of the Company or any of its subsidiaries, (ii) the issuance, sale, pledge or disposal of any securities of the Company or any of its subsidiaries, (iii) the incurrence of any debt or borrowings (with certain exceptions), (iv) the grant of severance or termination payments to or any increase in compensation of officers and employees or acceleration of vesting or payment of benefits under an employee benefits plan, (v) making acquisitions or equity investments, (vi) selling property or assets material to the Company and its subsidiaries in excess of RMB10 million, (vii) entering into, terminating or modifying material contracts. See “The Merger Agreement and Plan of Merger – Conduct of Business Prior to Closing” beginning on page 88 for additional information;

•	the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the Company will be required to, under certain circumstances, pay Parent a termination fee of $5 million in connection with the termination of the merger agreement;

•	the fact that Parent and Merger Sub are newly formed corporations with essentially no assets other than the equity financing commitments for the merger, and that the Company’s legal remedy in the event of breach of the merger agreement by Parent or Merger Sub is limited to receipt of a termination fee of $10 million, and that the Company may not be entitled to a termination fee at all if, among other things, (i) the merger is not completed by April 15, 2015 or (ii) the Company’s shareholders do not approve the merger agreement at the extraordinary general meeting. See “The Merger Agreement and Plan of Merger – Termination of the Merger Agreement” beginning on page 95 and “The Merger Agreement and Plan of Merger – Termination Fee” beginning on page 96 for additional information;

•	the terms of the Chairman Parties’ and the Supporting Shareholders’ participation in the merger and the fact that the Chairman Parties may have interests in the transaction that are different from, or in addition to, those of our unaffiliated security holders, as well as the other interests of the Company’s directors and officers in the merger. Please see “Special Factors – Interests of Certain Persons in the Merger” beginning on page 67 for additional information;

•	the possibility that the merger might not be completed and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel; and

•	the taxability of an all-cash transaction to our unaffiliated security holders that are U.S. holders as defined below in “Special Factors – Material U.S. Federal Income Tax Consequences.”

The foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive, but includes the material factors considered by the independent committee and our board of directors. In view of the wide variety of factors considered by the independent committee and our board of directors, neither the independent committee nor our board of directors found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the independent committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The independent committee recommended that our board of directors authorize and approve, and our board of directors authorized and approved, the merger agreement based upon the totality of the information presented to and considered by it.

In the course of reaching its conclusion regarding the fairness of the merger to the unaffiliated security holders and its decision to recommend the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, the independent committee considered financial analyses presented by Goldman Sachs as an indication of the going concern value of the Company. These analyses included, among others, implied premia and multiples analysis, selected public companies analysis, historical trading multiples analyses, illustrative present value of future stock price analysis, illustrative discounted cash flow analysis, selected precedent transactions analysis and acquisition premium analysis. All of the material analyses as presented to the independent committee on April 18, 2014 are summarized below under the caption “Special Factors – Opinion of the Independent Committee’s Financial Advisor” beginning on page 48. The independent committee and our board of directors believe that it is reasonable and appropriate to consider the opinion from Goldman Sachs in their determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the unaffiliated security holders of the Company, because the opinion addressed the fairness, from a financial point of view, of such consideration to holders of ordinary shares or ADSs other than Parent, the Rollover Shareholders and their respective affiliates, which, by definition, includes all security holders unaffiliated with the Company. Specifically, the opinion carve-out relates only to affiliated security holders of the Company (i.e., the consideration to be received by unaffiliated security holders was not carved out). To the extent that an affiliated security holder may exist other than Parent, the Rollover Shareholders and their respective affiliates, the consideration to be received by such affiliated security holder is identical in all respects as the consideration to be received by unaffiliated security holders. The independent committee expressly adopted these analyses and the opinion of Goldman Sachs, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement, including the merger.

Neither the independent committee nor our board of directors considered the liquidation value of the Company’s assets because each considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the independent committee and the board of directors believe that, based on their understanding that liquidation sales generally result in proceeds substantially less than sales of going concerns, the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Each of the independent committee and the board of directors believes the analyses and additional factors it reviewed provided an indication of our going concern value. Each of the independent committee and board of directors also considered the historical market prices of our ADSs as described under the caption “Market Price of the Company’s ADSs, Dividends and Other Matters – Market Price of the ADSs” beginning on page 75. Neither the independent committee nor the board of directors considered the purchase prices paid in previous purchases as described under the caption “Transactions in the Shares and ADSs” to be relevant except to the extent those prices indicated the trading prices of the ADSs during the applicable periods. Neither the independent committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The independent committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share as of December 31, 2013 was $0.61 based on the number of issued and outstanding Shares for the year ended December 31, 2013. Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in the Company’s industry. The Company is not aware of any firm offers made by any unaffiliated person, other than the Buyer Group, during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

In reaching its determination that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, are fair to and in the best interests of the Company and our unaffiliated security holders and its decision to authorize and approve the merger agreement and recommend the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, by our shareholders, our board of directors, on behalf of the Company, considered the analysis and recommendation of the independent committee and the factors examined by the independent committee as described above under this section and adopted such recommendations and analysis. For the foregoing reasons, each of the Company and our board of directors believes that the merger agreement, the plan of merger and the transactions contemplated thereby are substantively and procedurally fair to and in the best interests of the Company and our unaffiliated security holders.

The independent committee and the board of directors also considered the purposes and reasons for the Company to undertake the merger at this time. The independent committee and the board of directors believe that the U.S. public equity markets do not provide an adequate platform for the Company to raise capital on reasonable terms nor do the U.S. public equity markets provide the existing shareholders with adequate levels of liquidity, and that the U.S. public equity markets impose regulatory and other market burdens, both in terms of the expense and the management resources needed for the maintenance of a U.S. public company, that are not sufficiently justifiable in light of the benefits received by the Company as a U.S. public company. On the other hand, the status of a privately held company will give the Company greater operational flexibility and allow it to focus on its long-term growth and continuing improvements to its business absent the regulatory burden imposed upon public companies and the distractions caused by the public equity market’s valuation of the Company’s ADSs. For the reasons above as well as the fact that the independent committee and the board of directors on behalf of the Company believe that the merger is substantively and procedurally fair and in the best interest of the Company and our unaffiliated security holders, the independent committee and the board of directors on behalf of the Company believe that it is appropriate for the Company to undertake the merger and the going private transaction at this time, so that it can achieve its goal of exiting the U.S. public equity market and become a privately held company.

Except as discussed in “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Merger and Recommendation of the Independent Committee and our Board of Directors,” and “Special Factors – Opinion of the Independent Committee’s Financial Advisor,” no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

Position of the Buyer Group as to the Fairness of the Merger

Under the rules governing going-private transactions, each member of the Buyer Group is deemed to be an affiliate of the Company, and therefore required to express its belief as to the fairness of the merger to the Company’s unaffiliated security holders. Each member of the Buyer Group is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the merger are not intended and should not be construed as a recommendation to any shareholder or ADS holder of the Company as to how to vote on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Buyer Group has interests in the merger that are different from, and in addition to, those of the security holders of the Company by virtue of their continuing equity interests in the surviving company after the completion of the merger. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 67 for additional information.

The Buyer Group believes the interests of the Company’s unaffiliated security holders were represented by the independent committee, which negotiated the terms and conditions of the merger agreement with the assistance of its legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to them, rather than to the Company’s unaffiliated security holders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The Buyer Group did not participate in the deliberations of the independent committee regarding, and did not receive any advice from the independent committee’s legal or financial advisors as to, the fairness of the merger to the Company’s unaffiliated security holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the independent committee and the Company’s board of directors discussed in “Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company’s Board of Directors” beginning on page 33, the Buyer Group believes the merger is substantively and procedurally fair to the Company’s unaffiliated security holders. In particular, the Buyer Group believes that the proposed merger is both procedurally and substantively fair to the unaffiliated security holders of the Company based on the consideration of the following factors, which are not listed in any relative order of importance:

•	the current and historical market prices of our ADSs, including the fact that the merger consideration of $0.57 per Share or $5.70 per ADS represents a premium of 17.8% over the Company’s closing price of $4.84 per ADS on June 5, 2013, the last trading day prior to June 6, 2013, the date that the Company announced that it had received a “going-private” proposal, and a premium of 26.4% to the volume-weighted average closing price of the Company’s ADSs during the 30 trading days prior to June 6, 2013.

•	the Company’s ADSs traded as low as $4.15 per ADS during the 52-week period prior to the announcement of the execution of the merger agreement;

•	the merger consideration is all cash, which provides a specific amount of cash consideration for Shares and ADSs held by, and liquidity to, unaffiliated security holders and allows the unaffiliated security holders not to be exposed to risks and uncertainties relating to the prospects of the Company;

•	Holdco, Parent and Merger Sub obtained debt and equity financing commitments for the transaction, the limited number and nature of the conditions to the debt and equity financing, and the obligations of Parent to use its reasonable best efforts to obtain the debt financing;

•	the members of the independent committee are not officers or employees of the Company, are not affiliated with any member of the Buyer Group and do not have any interests in the merger different from, or in addition to, those of the Company’s unaffiliated security holders, other than (i) the replacement of Company Options and Company RSUs held by such directors by a grant in a certain number of options and restricted share units of Holdco pursuant to the merger agreement, (ii) the directors’ receipt of board compensation in the ordinary course, (iii) independent committee members’ compensation in connection with its evaluation of the merger (which is not contingent upon the completion of the merger or the independent committee’s or board’s recommendation of the merger), and (iv) the directors’ indemnification and liability insurance rights under the merger agreement;

•	the independent committee and, based in part upon the unanimous recommendation of the independent committee, the Company’s board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company’s unaffiliated security holders;

•	the Buyer Group did not participate in or have any control over the deliberative process of, or the conclusions reached by, the independent committee or the negotiating positions of the independent committee;

•	the independent committee and the Company’s board of directors had no obligation to recommend the approval of the merger agreement and the other transactions contemplated thereby, including the merger;

•	the independent committee retained and was advised by its legal and financial advisors, both of whom are experienced in advising committees such as the independent committee in similar transactions;

•	the merger consideration and other terms and conditions of the merger agreement were the result of negotiations between the Buyer Group and the independent committee and their respective legal and financial advisors;

•	under the terms of the merger agreement, in certain circumstances prior to obtaining shareholder approval of the merger, the Company is permitted to furnish information to and participate in discussions or negotiations with persons making acquisition proposals and the board of directors of the Company is permitted to withhold, withdraw, amend or modify its recommendation of the merger agreement if the failure to make a change in the Company’s recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties;

•	the ability of the Company, in certain circumstances prior to obtaining shareholder approval of the merger, to terminate the merger agreement to accept a “superior proposal” (as defined in the merger agreement and further explained under the caption “The Merger Agreement and Plan of Merger— No Solicitation” beginning on page 90), subject to compliance with the terms and conditions of the merger agreement;

•	the Company has the limited ability, under certain circumstances, to specifically enforce certain terms of the merger agreement;

•	the guarantors have agreed to guarantee the obligations of Parent under the merger agreement to pay a termination fee to the Company and reimburse certain expenses of the Company if the merger agreement is terminated under certain circumstances;

•	notwithstanding that the opinion of Goldman Sachs was provided for the information and assistance of the independent committee and the Buyer Group is not entitled to, and did not, rely upon such opinion, the independent committee received an opinion from Goldman Sachs to the effect that as of April 18, 2014, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $0.57 in cash for each of our ordinary shares and the $5.70 in cash for each ADS to be paid to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of our ordinary shares or ADSs pursuant to the merger agreement was fair from a financial point of view to such holders;

•	the fact that approval of the merger agreement requires an affirmative vote of shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company shareholders, although approval by a majority of the Shares held by unaffiliated shareholders is not required; and

•	the availability of dissenters’ rights to the unaffiliated shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with the required procedures under the Cayman Companies Law for exercising dissenters’ rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Buyer Group did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because it believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs.

The Buyer Group did not specifically consider the purchase prices paid by the members of the Buyer Group in the transactions described under “Transactions in the Shares and ADSs” beginning on page 103 as such purchase prices either reflected the then prevailing trading prices of the ADSs at or around the time of such transactions, or in the case of exercise of the equity awards of the Company, such exercise prices were based on the equity incentive plans and the relevant award agreements previously approved by the board of directors of the Company at the time such awards were granted. However, the Buyer Group notes that the consideration to be received by the Company’s unaffiliated security holders generally represents a premium over such prices.

In its consideration of the fairness of the proposed merger, the Buyer Group did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Company’s unaffiliated security holders due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Buyer Group did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the merger.

The Buyer Group did not seek to establish a pre-merger going concern value for the Company’s Shares and ADSs to determine the fairness of the merger consideration to the Company’s unaffiliated security holders because following the merger the Company will have a significantly different capital structure. The Buyer Group determined its offer price based on the price it was willing to pay to acquire the Company, the debt financing it was able to obtain to complete the transaction and its determination that the offer price is fair to the Company’s unaffiliated securities holders based on the factors disclosed above. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of the Company.

The members of the Buyer Group were not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets, or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the substantive and procedural fairness of the merger to the Company’s unaffiliated security holders is not intended to be exhaustive, but is believed to include all material factors considered. The Buyer Group found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the substantive and procedural fairness of the merger to the Company’s unaffiliated security holders. Rather, the Buyer Group made the fairness determinations after considering all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the merger is both substantively and procedurally fair to the Company’s unaffiliated security holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any shareholder or ADS holder of the Company to approve the merger agreement. The Buyer Group does not make any recommendation as to how such shareholders or ADS holders should vote relating to the proposal to approve the merger agreement and the merger at the extraordinary general meeting.

Certain Financial Projections

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings or financial condition. However, our management prepared financial projections in September 2013 for the fiscal year ended December 31, 2013 through the fiscal year ending December 31, 2018 (the “2013 Projections”) which were provided to the independent committee, Goldman Sachs, the Consortium, other bidders (two private equity funds, including Sponsor A, and one strategic investor) interested in acquiring the Company and their respective financial advisors in connection with their consideration of the proposed merger. The 2013 Projections were subsequently updated in April 2014 (the “2014 Projections”) due to the availability of unaudited financial results for the fiscal year ended December 31, 2013 and the annual budget for 2014. The 2014 Projections included financial projections for the fiscal year ending December 31, 2014 through the fiscal year ending December 31, 2018 and were provided to the independent committee and Goldman Sachs.

These financial projections, which were based on Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use and for use by Goldman Sachs in its financial analyses, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles. The independent committee also determined to provide the 2013 Projections to the Consortium and other bidders interested in acquiring the Company because it was appropriate to provide senior management’s then most recent forecast of the business and evaluation of its prospects to such parties.

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, our management took into account historical performance, combined with estimates regarding net revenue, gross profit, EBIT, EBITDA and net income. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared. Both of the 2013 Projections and the 2014 Projections were based on the same assumptions. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for our existing and new products, the competitive environment, expectations regarding future acquisitions or any other transactions and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections. The main assumptions underlying both the 2013 Projections and the 2014 Projections are:

•	market demand for China IT services and outsourcing will continue to increase in the next several years, which would have a positive impact on the Company’s business and revenue growth;

•	China’s overall economy will remain stable, with no material changes to the competitive landscape of and players in the China IT services and outsourcing sector;

•	gradual declines in gross margins due to continued wage inflation pressures will be partially offset as higher margin non-linear business solutions becomes a bigger proportion of the Company’s business mix;

•	the Company’s selling, general and administrative expenses as a percentage of revenue will continue to decrease due to economies of scale as the Company continues to grow; and

•	research and development as a percentage of revenue will increase in the next several years, as the Company undertakes projects to develop new business segments such as Smart City, mobility, cloud computing and big data to improve the Company’s competitiveness in the marketplace.

In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to completion of the merger or any changes to our operations or strategy that may be implemented after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be significantly different from those contained in the projections.

Neither the Company, its independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, nor any other independent accounts have examined, compiled, or performed any procedures with respect to the financial projections or any amounts derived therefrom or built thereupon, nor have they given any opinion or any other form of assurance on such information or its achievability. The financial projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the independent committee and Goldman Sachs, and are not included in this proxy statement in order to induce any holder of Shares or ADSs to vote in favor of approval of the merger agreement or to elect not to seek appraisal for his or her Shares.

The following table summarizes the 2013 Projections:

	‘14E	‘15E	‘16E	‘17E	‘18E
Net revenue	528.9	617.4	684.2	747.4	811.5
% growth		16.7	10.8	9.2	8.6
Technology and Communication Group	228.5	276.3	298.4	318.3	338.2
% growth		20.9	8.0	6.7	6.2
China Business Group	169.5	200.3	234.7	267.5	300.5
% growth		18.1	17.2	14.0	12.3
Global Business Group	103.4	111.0	118.4	126.0	133.9
% growth		7.3	6.6	6.4	6.3
Strategic Account Business Group	27.4	29.9	32.6	35.6	39.0
% growth		9.0	9.2	9.3	9.4
Non-GAAP gross profit	158.2	183.6	202.6	217.5	235.4
% net revenue	29.9	29.7	29.6	29.1	29.0
Total operating expenses	133.9	151.6	166.2	180.6	192.3
% net revenue	25.3	24.5	24.3	24.2	23.7
Sales and marketing expenses	39.9	46.4	50.8	55.2	60.2
% net revenue	7.5	7.5	7.4	7.4	7.4
General and administrative expenses	78.2	86.8	94.8	102.8	107.6
% net revenue	14.8	14.1	13.9	13.8	13.3
Research and development expenses	15.8	18.3	20.6	22.6	24.5
% net revenue	3.0	3.0	3.0	3.0	3.0
Government subsidy	10.0	10.0	10.0	10.0	10.0
% net revenue	1.9	1.6	1.5	1.3	1.2
Non-GAAP EBIT (1)	34.3	42.0	46.5	46.9	53.1
% net revenue	6.5	6.8	6.8	6.3	6.5
Non-GAAP EBITDA (2)	52.2	63.0	70.7	74.7	75.6
% net revenue	9.9	10.2	10.3	10.0	9.3
Net interest expense	(10.3)	(10.1)	(8.9)	(6.9)	(4.8)
Income tax benefit (expense)	(2.6)	(4.8)	(5.6)	(6.0)	(7.2)
Non-GAAP net income (loss)	21.4	27.1	31.9	34.0	41.1
% net revenue	4.1	4.4	4.7	4.6	5.1
Non-GAAP net income attributable to iSoftStone Holdings Limited Shareholders	18.3	23.2	27.6	29.3	36.7
% net revenue	3.5	3.8	4.0	3.9	4.5
Capital expenditures	14.7	16.2	17.1	18.4	19.9
% of net revenue	2.8	2.6	2.5	2.5	2.4
Increase (decrease) in net working capital	24.8	29.0	13.0	21.8	19.4
% of net revenue	4.7	4.7	1.9	2.9	2.4

(1)	“EBIT” refers to earnings before interest and taxes.
(2)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP gross profit, non-GAAP EBIT, non-GAAP EBITDA, non-GAAP net income and non-GAAP net income attributable to iSoftStone Holdings Limited shareholders to the most comparable financial measure prepared in accordance with GAAP for the 2013 Projections.

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP gross profit to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Gross Profit	$157.3	$182.9	$202.1	$216.9	$234.7
Add:
Amortization	$0.2	$0.2	$0.1	$0.1	$0.1
Add:
Share-Based Compensation	$0.6	$0.5	$0.5	$0.5	$0.6
Non-GAAP Gross Profit	$158.2	183.6	$202.6	$217.5	$235.4

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP EBIT to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Operating Income	$23.7	$32.7	$37.0	$36.5	$41.2
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Non-GAAP EBIT	$34.3	$42.0	$46.5	$46.9	$53.1

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP net income to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Net Income	$10.8	$17.8	$22.5	$23.6	$29.1
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Non-GAAP Net Income	$21.4	$27.1	$31.9	$34.0	$41.1

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP net income attributable to iSoftStone Holdings Limited shareholders to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Net Income Attributable to iSoftStone Holdings Limited Shareholders	$7.6	$13.8	$18.2	$18.9	$24.7
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Non-GAAP Net Income Attributable to iSoftStone Holdings Limited Shareholders	$18.3	$23.2	$27.6	$29.3	$36.7

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Operating Income	$23.7	$32.7	$37.0	$36.5	$41.2
Add:
Depreciation	$17.8	$20.9	$24.3	$27.8	$22.5
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Non-GAAP EBITDA	$52.2	$63.0	$70.7	$74.7	$75.6

The following table summarizes the 2014 Projections:

	‘14E (1)	‘15E	‘16E	‘17E	‘18E
Net revenue	530.6	617.4	684.2	747.4	811.5
% growth		16.4	10.8	9.2	8.6
Technology and Communication Group	236.4	276.3	298.4	318.3	338.2
% growth		16.8	8.0	6.7	6.2
China Business Group	178.2	200.3	234.7	267.5	300.5
% growth		12.4	17.2	14.0	12.3
Global Business Group	92.7	111.0	118.4	126.0	133.9
% growth		19.7	6.6	6.4	6.3
Strategic Account Business Group	23.3	29.9	32.6	35.6	39.0
% growth		28.3	9.2	9.3	9.4
Non-GAAP gross profit	160.4	183.6	202.6	217.5	235.4
% net revenue	30.2	29.7	29.6	29.1	29.0
Total operating expenses	134.0	151.6	166.2	180.6	192.3
% net revenue	25.3	24.5	24.3	24.2	23.7
Sales and marketing expenses	42.8	46.4	50.8	55.2	60.2
% net revenue	8.1	7.5	7.4	7.4	7.4
General and administrative expenses	76.3	86.8	94.8	102.8	107.6
% net revenue	14.4	14.1	13.9	13.8	13.3
Research and development expenses	15.0	18.3	20.6	22.6	24.5
% net revenue	2.8	3.0	3.0	3.0	3.0
Government subsidy	10.0	10.0	10.0	10.0	10.0
% net revenue	1.9	1.6	1.5	1.3	1.2
Non-GAAP EBIT (2)	36.4	42.0	46.5	46.9	53.1
% net revenue	6.9	6.8	6.8	6.3	6.5
Non-GAAP EBITDA (3)	54.0	62.6	70.4	74.3	74.9
% net revenue	10.2	10.1	10.3	9.9	9.2
Net interest expense	(11.9)	(10.9)	(9.7)	(7.6)	(5.6)
Income tax benefit (expense)	(2.7)	(4.7)	(5.5)	(5.9)	(7.1)
Non-GAAP net income (loss)	21.8	26.5	31.3	33.4	40.4
% net revenue	4.1	4.3	4.6	4.5	5.0
Non-GAAP net income attributable to iSoftStone Holdings Limited Shareholders	18.0	22.5	26.9	28.6	36.0
% net revenue	3.4	3.6	3.9	3.8	4.4
Capital expenditures	13.7	16.2	17.1	18.4	19.9
% of net revenue	2.6	2.6	2.5	2.5	2.4
Increase (decrease) in net working capital	24.8	29.0	13.0	21.8	19.4
% of net revenue	4.7	4.7	1.9	2.9	2.4

(1)	The financial projections for the fiscal year ended December 31, 2014 exclude US$6.5mm in estimated take-private expenses.
(2)	“EBIT” refers to earnings before interest and taxes.
(3)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP gross profit, non-GAAP EBIT, non-GAAP EBITDA, non-GAAP net income and non-GAAP net income attributable to iSoftStone Holdings Limited shareholders to the most comparable financial measure prepared in accordance with GAAP for the 2014 Projections.

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP gross profit to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Gross Profit	$159.5	$182.9	$202.1	$216.9	$234.7
Add:
Amortization	$0.2	$0.2	$0.1	$0.1	$0.1
Add:
Share-Based Compensation	$0.6	$0.5	$0.5	$0.5	$0.6
Non-GAAP Gross Profit	$160.4	183.6	$202.6	$217.5	$235.4

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP EBIT to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Operating Income	$19.2	$32.7	$37.0	$36.5	$41.2
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Add:
Estimated Take-Private Expenses	$6.5	$0.0	$0.0	$0.0	$0.0
Non-GAAP EBIT	$36.4	$42.0	$46.5	$46.9	$53.1

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP net income to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Net Income	$4.6	$17.1	$21.9	$23.0	$28.4
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Add:
Estimated Take-Private Expenses	$6.5	$0.0	$0.0	$0.0	$0.0
Non-GAAP Net Income	$21.8	$26.5	$31.3	$33.4	$40.4

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP net income attributable to iSoftStone Holdings Limited shareholders to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Net Income Attributable to iSoftStone Holdings Limited Shareholders	$0.9	$13.2	$17.5	$18.2	$24.0
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Add:
Estimated Take-Private Expenses	$6.5	$0.0	$0.0	$0.0	$0.0
Non-GAAP Net Income Attributable to iSoftStone Holdings Limited Shareholders	$18.0	$22.5	$26.9	$28.6	$36.0

Pursuant to the requirements of Regulation G, the Company sets forth below a reconciliation of projected non-GAAP EBITDA to the most directly comparable financial measure prepared in accordance with GAAP.

	2014E	2015E	2016E	2017E	2018E
	(amounts in millions)
GAAP Operating Income	$19.2	$32.7	$37.0	$36.5	$41.2
Add:
Depreciation	$17.6	$20.6	$23.9	$27.5	$21.7
Add:
Amortization	$1.1	$0.6	$0.3	$0.3	$0.3
Add:
Share-Based Compensation	$9.5	$8.7	$9.1	$10.1	$11.6
Add:
Change of Fair Value for Contingent Payable	$0.1	$0.0	$0.0	$0.0	$0.0
Add:
Estimated Take-Private Expenses	$6.5	$0.0	$0.0	$0.0	$0.0
Non-GAAP EBITDA	$54.0	$62.6	$70.4	$74.3	$74.9

Certain of the prospective financial information prepared by the Company may be considered non-GAAP financial measures. Non-GAAP gross profit, non-GAAP EBITDA, non-GAAP EBIT and non-GAAP net income attributable to iSoftStone Holdings Limited shareholders are non-GAAP measures that are used by management as supplemental financial measures to evaluate the Company’s operational trends. Non-GAAP financial measures are adjusted to exclude share-based compensation, amortization of intangible assets from acquisitions and changes in fair value of contingent consideration in business combination transactions. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

NONE OF THE COMPANY OR OUR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 108, and “Item 3. Key Information – D. Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, incorporated by reference into this proxy statement.

Opinion of the Independent Committee’s Financial Advisor

On April 18, 2014, at a meeting of the independent committee, Goldman Sachs rendered to the independent committee its oral opinion, subsequently confirmed in writing, that, as of April 18, 2014, and based upon and subject to the factors and assumptions set forth therein, the $0.57 in cash for each of our ordinary shares and the $5.70 in cash for each ADS to be paid to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of our ordinary shares or ADSs pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 18, 2014, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement as Annex B. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the independent committee in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to how any holder of our ordinary shares or ADSs should vote with respect to the proposed transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 20-F of the Company for the three fiscal years ended December 31, 2012;

•	certain interim reports to shareholders and Current Reports on Form 6-K of the Company;

•	certain other communications from the Company to its shareholders;

•	certain publicly available research analyst reports for the Company;

•	unaudited financial statements for the Company for the fiscal year ended December 31, 2013; and

•	certain internal financial analyses and forecasts for the Company prepared by its management as approved for Goldman Sachs’ use by the independent committee (the “Management Forecasts”) which are set forth as the “2014 Projections” under the caption “Special Factors—Certain Financial Projections”.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the ADSs; compared certain financial and stock market information for the Company with similar information for certain other companies of which the securities are publicly traded; reviewed the financial terms of certain recent business combinations in the Chinese information technology services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the independent committee, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the independent committee’s consent, that the Management Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction would be obtained without any adverse effect on the Company or on the expected benefits of the proposed transaction in any way meaningful to its analysis. Goldman Sachs assumed that the proposed transaction would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of the Company to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of our ordinary shares or ADSs, as of the date of the opinion, of the $0.57 per ordinary share or $5.70 per ADS to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the proposed transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed transaction, including, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the proposed transaction, whether relative to the $0.57 per ordinary share or $5.70 per ADS to be paid to the holders of our ordinary shares or ADSs pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the proposed transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, April 18, 2014, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after such date. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the independent committee in connection with its consideration of the proposed transaction and such opinion does not constitute a recommendation as to how any holder of our ordinary shares or ADSs should vote with respect to the proposed transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs (together with its affiliates).

The following is a summary of the material financial analyses presented by Goldman Sachs to the independent committee on April 18, 2014, the day on which the merger agreement was executed, in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 11, 2014 and is not necessarily indicative of current market conditions. As referred to in the following summary, non-GAAP financial measures are adjusted to exclude share-based compensation, amortization of intangible assets from acquisitions and changes in fair value of contingent consideration in business combination transactions.

Implied Premia and Multiples Analysis

Goldman Sachs calculated the premium or discount represented by the merger consideration of $5.70 per ADS to the following reference prices of our ADSs:

•	the closing price of the ADSs on June 5, 2013, the last trading day before the public announcement of the Proposal to acquire the Company in a going private transaction;

•	the closing price of the ADSs on April 11, 2014;

•	the highest and lowest closing price of the ADSs during the 52-week period ended April 11, 2014, respectively; and

•	the volume weighted average trading price of the ADSs during the 1-month and 3-month periods ended June 5, 2013, respectively.

By multiplying the consideration of $5.70 per ADS by the total number of fully diluted outstanding ADSs calculated using the treasury method, Goldman Sachs derived an implied equity value of the Company of approximately $359.3 million. Goldman Sachs then subtracted from this implied equity value the Company’s cash and cash equivalents of approximately $104.9 million and added to the results the Company’s total debt of approximately $166.1 million and total value of minority investments of approximately $7.5 million, each as reflected in the Company’s unaudited financial statements for the period ended December 31, 2013, and derived an implied enterprise value of the Company of approximately $428.0 million.

Using the results of the calculations described above, Management Forecasts for 2014 and 2015 and estimates for the Company’s 2014 financial results published by Institutional Brokers’ Estimate System, or IBES (which did not publish any EBITDA estimates for the Company), Goldman Sachs calculated the following multiples:

•	the implied enterprise value as a multiple of the Company’s estimated non-GAAP EBITDA for 2014 and 2015, as reflected in the Management Forecasts, with the estimated EBITDA for 2014 being normalized to exclude the estimated transaction expenses for the proposed merger;

•	the per ADS merger consideration as a multiple of the Company’s estimated earnings per share, or EPS, for 2014 published by IBES (which was based on the Needham research report dated December 3, 2013, the only research report published after the Company’s announcement of its financial results for the third quarter of 2013); and

•	the per share merger consideration as a multiple of the Company’s estimated non-GAAP EPS for 2014 and 2015, as reflected in the Management Forecasts, with the estimated EPS for 2014 being normalized to exclude the estimated transaction expenses for the proposed merger.

The results of these analyses are summarized as follows:

Premium/Discount to
6/5/2013 Close	17.8%
4/11/2014 Close	12.4%
52-Week High as of 4/11/2014	5.6%
52-Week Low as of 4/11/2014	37.3%
1-Month VWAP Prior to 6/5/2013	24.9%
3-Month VWAP Prior to 6/5/2013	24.4%
Enterprise Value / EBITDA
2014E non-GAAP EBITDA - Management	7.9x
2015E non-GAAP EBITDA - Management	6.8x
Per ADS Merger Consideration/EPS
2014E EPS - IBES	24.8x
2014E non-GAAP EPS - Management	20.0x
2015E non-GAAP EPS - Management	16.0x

Selected Public Companies Analysis

Goldman Sachs calculated and compared certain financial information for the Company to corresponding financial information and multiples for the following selected companies in the Chinese information technology service industry:

•	Chinasoft International Ltd. (“Chinasoft”)

•	AsiaInfo-Linkage, Inc. (“AsiaInfo”)

•	Pactera Technology International Ltd. (“Pactera”)

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are, or until recently were, publicly traded companies in the Chinese information technology service industry with operations that, for purposes of analysis, may be considered similar to certain operations of the Company.

To the extent that market data was used in the following analysis, market data for AsiaInfo as of January 15, 2014 and market data for Pactera as of March 28, 2014 were used because each of AsiaInfo and Pactera was acquired in a going private transaction and ceased to be a publicly traded company after those dates.

With respect to the Company and each of the selected companies, Goldman Sachs calculated:

•	the applicable share price as a multiple of estimated EPS for 2014 and 2015; and

•	implied enterprise value as a multiple of estimated EBITDA for 2014 and 2015.

The applicable share price for the Company was the closing price for the ADSs on April 11, 2014 and the proposed $5.70 per ADS to be paid in the merger, respectively. The applicable share price for Chinasoft was the closing price for the Chinasoft ordinary shares on April 11, 2014. The applicable share prices for AsiaInfo and Pactera were the respective per share/ADS consideration paid in the going private transaction involving the relevant company at closing. For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of fully diluted outstanding shares or ADSs by the applicable share price. By adding the net debt amount of each company as reported in its public filings to the equity value of such company derived from the foregoing calculations, Goldman Sachs determined an implied enterprise value for each company. The multiples for the Company were calculated using the Management Forecasts and the multiples for each of the selected companies were calculated using the latest estimates for each company published by IBES, and in the case of AsiaInfo and Pactera, as of the closing of their respective going private transactions. The following table presents the results of these calculations:

	Company		Selected Companies
	4/11/2014 Close	Merger Consideration	Chinasoft	AsiaInfo	Pactera
Price / EPS
2014E	17.5x	20.0x	16.6x	9.8x	9.1x
2015E	14.0x	16.0x	13.4x	9.7x	8.5x
Enterprise Value /EBITDA
2014E	7.1x	7.9x	6.8x	8.8x	4.8x
2015E	6.1x	6.8x	6.0x	9.4x	4.2x

Based on its review of the foregoing calculations and applying its professional judgment:

•	Goldman Sachs applied the estimated 2014 price/EPS multiple for Chinasoft of 16.6x to the estimated non-GAAP net income of the Company for 2014 contained in the Management Forecasts, normalized to exclude the estimated transaction expenses for the proposed merger, and the estimated 2015 price/EPS multiple for Chinasoft of 13.4x to the estimated non-GAAP net income of the Company for 2015 contained in the Management Forecasts to derive illustrative implied values per ADS ranging from $4.75 to $4.79; and

•	Goldman Sachs applied the estimated 2014 enterprise value/EBITDA multiple for Chinasoft of 6.8x to the estimated non-GAAP EBITDA of the Company for 2014 contained in the Management Forecasts, normalized to exclude the estimated transaction expenses for the proposed merger, and the estimated 2015 enterprise value/EBITDA multiple for Chinasoft of 6.0x to the estimated non-GAAP EBITDA of the Company for 2015 contained in the Management Forecasts to derive illustrative implied values per ADS ranging from $4.45 to $4.59.

Historical Trading Multiples Analyses

Goldman Sachs calculated the historical price/EPS multiples for each of the Company and the selected companies above based on the closing prices for the shares or ADSs of the applicable company during the period from April 12, 2011 through April 11, 2014 and the estimated 1-year and 2-year forward EPS for each company published by Bloomberg, Capital IQ or IBES during the same period. Using the methodologies described above, Goldman Sachs derived implied enterprise values of each company using the respective closing prices for their shares or ADSs during the period from April 12, 2011 through April 11, 2014 and calculated the historical enterprise value/EBITDA multiples based on the estimated 1-year and 2-year forward EBITDA for each company published by Bloomberg, Capital IQ or IBES during the same period. With respect to AsiaInfo and Pactera, these calculations were performed through the date on which the applicable company was delisted. Since the predecessor of Pactera merged with another company in November 2012 to form Pactera, multiples of Pactera prior to November 2012 were calculated based on market data for Pactera’s predecessor. The following table presents the results of this analysis:

	High	Low	Median	Mean
Historical 1-Year Forward Price/EPS
Company	41.1x	5.8x	10.2x	13.6x
AsiaInfo	12.6x	3.9x	9.8x	9.2x
Chinasoft	50.3x	8.7x	16.0x	17.7x
Pactera	26.5x	6.1x	11.0x	11.4x
Historical 2-Year Forward Price/EPS
Company	30.6x	4.7x	7.9x	9.8x
AsiaInfo	10.9x	3.6x	8.9x	8.5x
Chinasoft	20.2x	6.9x	12.2x	12.1x
Pactera	20.7x	5.2x	8.7x	9.3x
Historical 1-Year Forward EV/EBITDA
Company	29.6x	3.4x	9.1x	11.1x
AsiaInfo	9.0x	1.8x	6.7x	6.6x
Chinasoft	13.3x	4.4x	8.0x	7.9x
Pactera	18.2x	4.3x	6.5x	7.5x
Historical 2-Year Forward EV/EBITDA
Company	17.5x	2.7x	6.7x	7.3x
AsiaInfo	12.3x	1.5x	5.6x	6.3x
Chinasoft	11.3x	2.6x	5.7x	5.8x
Pactera	14.9x	3.2x	5.0x	5.8x

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of our potential future price per ADS which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future EPS multiple. For purposes of this analysis, Goldman Sachs used the Management Forecasts for 2018. Goldman Sachs first calculated the implied value per ADS as of the end of 2017 by applying the estimated 2014 price/EPS multiple for Chinasoft of 16.6x to the estimated non-GAAP net income of the Company for 2018 contained in the Management Forecasts. By applying discount rates ranging from 12.8% to 14.8%, reflecting an estimate of Company’s cost of equity, to this hypothetical future trading price, Goldman Sachs derived an illustrative range of present values per ADS of $5.46 to $5.86.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis to determine the present value per ADS as of the end of 2013. For purpose of this analysis, Goldman Sachs applied discount rates ranging from 11.5% to 13.5%, reflecting an estimate of the Company’s weighted average cost of capital, to (a) the Company’s estimated unlevered free cash flow for the years 2014 through 2018, and (b) illustrative terminal values for the Company at the end of 2018. The Company’s unlevered free cash flows for the years 2014 through 2018 were calculated based on the Management Forecasts as the Company’s estimated EBITDA, minus income tax expenses, minus capital expenditures, and minus decrease in working capital. The illustrative terminal values were derived by applying perpetuity growth rates ranging from 3.0% to 5.0% to the Company’s estimated unlevered free cash flow for the terminal year, which was calculated assuming that the Company’s financial results for the terminal year are the same as those projected for 2018, other than the application of a 25% statutory tax rate (as opposed to 11%-15% for 2014 through 2018 due to available preferential tax treatment and Chinese government subsidies), certain changes in working capital to reflect long-term perpetuity growth rate assumptions and normalized depreciation and amortization to be equal to the annual capital expenditure. To derive an illustrative range of equity value of the Company, Goldman Sachs subtracted the net debt amount of the Company as reflected in the Company’s unaudited financial statements for the period ended December 31, 2013 and the total value of the Company’s minority interests from the illustrative range of enterprise values of the Company, which was determined by aggregating sum of the present values of unlevered future free cash flows and terminal values calculated above and added to the result 25% of the outstanding balance of an inter-company loan extended by the Company to iSoftStone Technology Service Co., Ltd., a joint venture in which the Company owns 75% interest. By dividing the foregoing range of equity values of the Company by the total number of fully diluted ADSs outstanding as of December 31, 2013, Goldman Sachs derived illustrative present values per ADS as of the end of 2013 ranging from $1.25 to $2.49.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions. Although none of the selected transactions is directly comparable to the proposed merger, each of the selected transactions (i) involved a target company in the global information technology service industry with an equity valuation over $200 million on a fully diluted basis; (ii) resulted in the acquisition of more than 50% of the equity interest in the target company, and (iii) had all of the consideration paid in cash. These circumstances resemble those surrounding the merger and therefore, for purposes of analysis, the selected transactions may be considered similar to the proposed merger.

With respect to each of the selected transactions for which relevant information was publicly available, Goldman Sachs calculated the implied enterprise value of the target company based on the announced transaction price, as a multiple of the target company’s EBITDA for the last twelve-month period prior to the announcement of the transaction, or the “LTM EBITDA”. The following presents the results of this analysis:

Date Announced	Acquiror	Target	Enterprise Value ($ million)	EV/LTM EBITDA
October 2013	Consortium led by Blackstone Group L.P.	Pactera Technology International Ltd.	547	8.6x
May 2013	Consortium led by CITIC Capital Partners	AsiaInfo-Linkage, Inc.	596	7.7x
December 2012	Bain Capital LLC	Atento Spain Holdco S.L.U.	1,345	6.5x
July 2012	SAIC Inc.	MaxIT Healthcare LLC	493	N/A
May 2012	CGI Holdings Europe Ltd.	Logica plc.	3,085	7.0x
March 2012	NEC Corp.	Information management business of Convergys Corp	450	N/A
April 2011	Apax Partners LP	Activant Solutions Inc.	890	7.9x
January 2011	Investor Group	Patni Computer Systems Ltd.	1,150	8.2x
October 2010	NTT Data Corporation	Keane, Inc.	N/A	N/A
October 2010	Fidelity National Information Services Inc.	Capital Markets Company N.V.	292	N/A
August 2010	PricewaterhouseCoopers LLP	Diamond Management & Technology Consultants, Inc.	318	14.6x
July 2010	Nippon Telegraph and Telephone Corporation	Dimension Data plc	2,888	10.4x
May 2010	Apax Partners LP	TIVIT Tecnologia da Informação	939	9.3x
September 2009	Dell Inc.	Perot Systems Corporation	3,772	13.6x
September 2009	Adobe Systems Inc	Omniture Inc	1,787	N/A
September 2008	HCL Technologies	Axon Group plc	735	10.7x

			High	14.6x
			Low	6.5x
			Median	8.6x
			Mean	9.5x

Based on its review of the foregoing calculations and applying its professional judgment, Goldman Sachs applied enterprise value/LTM EBITDA multiples ranging from 7.6x to 9.6x to the Company’s estimated non-GAAP EBITDA for 2013, normalized to exclude the estimated transaction expenses for the proposed merger, to derive a range of illustrative enterprise values of the Company. By subtracting the Company’s net debt amount and the total value of the Company’s minority investments from these illustrative enterprise values and dividing the results by the total number of fully diluted ADSs of the Company, Goldman Sachs derived illustrative implied values per ADS ranging from $4.42 to $5.79.

Acquisition Premium Analysis

Goldman Sachs performed an acquisition premium analysis based on the premium paid in the going private transactions involving AsiaInfo and Pactera. For purposes of this analysis, Goldman Sachs calculated the premium represented by the acquisition price paid in each of the transactions to the closing price of the applicable target company’s shares or ADSs as of one day prior to the announcement of the receipt of the applicable proposal for a going private transaction. The results of these calculations are summarized as follows:

	Precedent Transactions
	AsiaInfo	Pactera
Premium to 1-Day Prior to Announcement of Proposal	21.0%	38.8%

In addition to this, Goldman Sachs also undertook an analysis of the average acquisition premiums paid in going private transactions involving a US-listed company announced from 2009 through April 11, 2014. The results of this analysis are summarized as follows:

	Precedent Transactions
	2009	2010	2011	2012	2013	2014 YTD
Average Acquisition Premium to 1-Day Prior to the Announcement of Proposal	27.4%	23.5%	32.5%	30.5%	28.5%	23.4%

Based on the foregoing results and Goldman Sachs’ professional judgment, Goldman Sachs applied premia ranging from 23.4% to 32.5% to the unaffected closing price of the ADS of $4.84 on June 5, 2013, the last trading day before the public announcement of the Proposal to acquire the Company in a going private transaction, and derived illustrative prices for the ADSs ranging from $5.97 to $6.41.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the independent committee as to the fairness from a financial point of view to the holders (other than Parent, the Rollover Shareholders and their respective affiliates) of our ordinary shares or ADSs, as of April 18, 2014, of the $0.57 per ordinary share or $5.70 per ADS to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, the independent committee, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through negotiations between the Company and Parent and was approved by the Company’s board of directors. Goldman Sachs provided advice to the independent committee during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the independent committee or that any specific amount of consideration constituted the only appropriate consideration for the proposed merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the independent committee in making its recommendation to the Company’s board of directors to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the independent committee.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Everbright Investment Management Limited (“China Everbright”), an affiliate of Parent, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for the accounts of Goldman Sachs (Asia) L.L.C. and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the independent committee in connection with, and have participated in certain of the negotiations leading to, the proposed transaction. During the two year period ended April 18, 2014, Goldman Sachs has not been engaged by the Company or Parent or their respective affiliates, or China Everbright or its affiliates and portfolio companies to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may in the future provide investment banking services to the Company, Parent, China Everbright and their respective affiliates for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with China Everbright and its affiliates from time to time and may have invested in limited partnership units of affiliates of China Everbright from time to time and may do so in the future.

The independent committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to a letter agreement, dated July 9, 2013, the independent committee engaged Goldman Sachs to act as its financial advisor in connection with the transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs fees of $2,750,000 in aggregate, the principal portion of which is contingent upon the consummation of the proposed merger. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Copies of Goldman Sachs’ written opinion and presentation to the independent committee on April 18, 2014 have been attached as exhibits to the Transaction Statement on Schedule 13E–3 filed with the SEC in connection with the proposed transaction. These materials will be available for any interested shareholder of the Company (or any representative of a stockholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours.

Other Written Presentations by Goldman Sachs

In addition to the presentation made to the independent committee described above, Goldman Sachs also made written and oral presentations to the independent committee on October 29, 2013 and January 21, 2014. Copies of these other written presentations by Goldman Sachs to the independent committee have been attached as exhibits (c)(3) and (c)(4) to the Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the proposed transaction. These written presentations will be available for any interested stockholder of the Company (or any representative of a stockholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours.

None of these other written and oral presentations by Goldman Sachs, alone or together, constitutes an opinion of Goldman Sachs with respect to the consideration to be paid in the merger. Information contained in these other written and oral presentations was substantially similar to the information provided in Goldman Sachs’ written presentation to the independent committee on April 18, 2014, as described above. The October 2013 materials contained a review of the buyer consortium’s initial non-binding offer to acquire the Company at $5.85 per ADS, a situation assessment, an overview of the Company’s historical trading performance and evolving shareholder base, a summary of selected Wall Street research reports with respect to the Company, and selected financial analyses. The January 2014 materials contained a review of the buyer consortium’s revised offer to acquire the Company at $5.60 per ADS, an updated review of the Company’s historical trading performance, a revised situation assessment, a summary of selected Wall Street research reports with respect to the Company, and selected financial analyses. These other written and oral presentations made by Goldman Sachs contained, among other things, the following types of financial analyses:

•	Illustrative transaction premium and multiples analysis;

•	Selected companies analysis;

•	Illustrative present value of future stock prices analysis;

•	Illustrative discounted cash flow analysis; and

•	Selected precedent transactions analysis.

Not all of the other written and oral presentations contained all of the financial analyses listed above. To the extent that any financial analysis contained in these other presentations utilized projections prepared by management of the Company, the 2013 Projections, as discussed under “Special Factors—Certain Financial Projections”, were used in the financial analyses contained in the October 2013 presentation. The 2014 Projections, which are the same as the Management Forecasts, were used in the financial analyses contained in the January 2014 presentation. In addition, the financial analyses in these other written and oral presentations were based on market, economic and other conditions as they existed as of the dates of the respective presentations as well as other information that was available at those times. Accordingly, the results of the financial analyses differed due to changes in those conditions. Among other things, multiples attributable to selected companies changed as those companies’ stock prices changed, and implied transaction multiples and the results of the illustrative discounted cash flow analyses changed as the Company’s financial results (as well as projections made by management of the Company) changed. Finally, Goldman Sachs continued to refine various aspects of its financial analyses with respect to the Company over time.

Buyer Group’s Purpose of and Reasons for the Merger

Under the rules governing going-private transactions, each member of the Buyer Group is deemed to be engaged in a going private transaction and, therefore, required to express his or its reasons for the merger to the Company’s unaffiliated shareholders and ADS holders, as defined in Rule 13e-3 of the Exchange Act. Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s shareholders and ADS holders (other than holders of the Excluded Shares and the Dissenting Shares) will be cashed out in exchange for $0.57 per Share and $5.70 per ADS, so that Parent will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the merger will allow members of the Buyer Group which are currently shareholders of the Company to maintain a significant portion of their investment in the Company through their respective indirect ownership in Parent as described under “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” below and at the same time enable the Chairman and the Supporting Shareholders to maintain their leadership role with the Company.

The Buyer Group believes the operating environment has become more challenging due to recent operating conditions and industry trends. There is greater competition against both domestic and multinational companies in many of the service areas in which the Company operates. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held company, the Company will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. For example, the Company incurred approximately $2.57 million of accounting and legal fees, filing fees, D&O insurance costs and other costs associated with being a public company for the year ended December 31, 2013.

The Chairman Parties decided to undertake the going private transaction at this time because they wanted to take advantage of the benefits to the Company of being a privately-held company as described above and because Parent and Holdco were able at this time to obtain a debt financing commitment from China Merchants Bank, Hong Kong Branch and equity financing commitments from Everbright and Mr. Liu, in each case on terms satisfactory to the Buyer Group. Everbright decided to undertake the going private transaction at this time as a matter of ordinary course in its investment business and in order to participate in any potential increase in the value of the surviving company. The other Rollover Shareholders decided to undertake the going private transaction at this time in order to participate in any potential increase in the value of the surviving company. In the course of considering the going private transaction, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed the merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

Effect of the Merger on the Company

Directors and Management of the Surviving Company

If the merger is completed, the current memorandum and articles of association of the Company will be replaced in its entirety by the memorandum and articles of association in the form attached as Annex B to the plan of merger (which is substantially the form of the memorandum and articles of association of Merger Sub, as in effect prior to the completion of the merger except that at the effective time of the merger, the memorandum and articles of association shall refer to the name of the surviving company as “iSoftStone Holdings Limited”). In addition, the directors of Merger Sub immediately prior to the effective time (identified below in “Annex D—Directors and Executive Officers of each Filing Person”) will become the directors of the surviving company and the officers of the Company immediately prior to the effective time will become the officers of the surviving company.

Private Ownership

ADSs representing Shares of the Company are currently listed on NYSE under the symbol “ISS.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately-held company directly owned by Parent and indirectly, through Holdco, by the other members of the Buyer Group. Following the completion of the merger, the ADSs will cease to be listed on NYSE, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the ADSs and the underlying Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Ninety days after the filing of Form 15 in connection with the completion of the merger or such longer period as may be determined by the SEC, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated. At such time, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including Sarbanes-Oxley, applicable to public companies, and our shareholders will no longer enjoy the rights or protections that the United States federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

At the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than the Excluded Shares will be cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because one ADS represents ten Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the ADS deposit agreement, in each case, net of any applicable withholding taxes. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration.

At the effective time of the merger, unless otherwise determined by Parent, each Company Option issued by the Company pursuant to the Company Share Plans shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Option.

At the effective time of the merger, unless otherwise determined by Parent, each Company Restricted Share issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be rolled over into the right to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share.

At the effective time of the merger, unless otherwise determined by Parent, each Company RSU issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU.

Under the terms of the Support Agreement, immediately prior to the closing of the merger, each Rollover Share shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares (or preferred shares in the case of the Everbright Shareholders) in Holdco (the “Holdco Shares”) as set forth in the Support Agreement.

Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated security holders include, without limitation, the following:

•	the receipt by such security holders of $0.57 per Share or $5.70 per ADS in cash, representing a premium of 17.8% over the Company’s closing price of $4.84 per ADS on June 5, 2013, the last trading day prior to June 6, 2013, the date that the Company announced that it had received a “going-private” proposal, and a premium of 26.4% to the volume-weighted average closing prices of the Company’s ADSs during the 30 trading days prior to June 6, 2013; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our substantial leverage, following the merger.

The primary detriments of the merger to the Company’s unaffiliated security holders include, without limitation, the following:

•	such security holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•	in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined under “Special Factors – Material U.S. Federal Income Tax Consequences”) of the Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the merger generally will be required to recognize gain as a result of the merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares.

The primary benefits of the merger to the Company’s directors and executive officers (other than the Chairman) include, without limitation, the following:

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•	the replacement of Company Options and Company RSUs held by such directors by a grant in a certain number of options and restricted share units of Holdco pursuant to the merger agreement;

•	the monthly compensation of $10,000 of members of the independent committee in exchange for their services in such capacity (and, in the case of the chairman of the independent committee, monthly compensation of $12,500) (the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger); and

•	the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

The primary detriments of the merger to the Company’s directors and executive officers (other than the Chairman) include, without limitation, the following:

•	such directors and officers (other than the Chairman and the Supporting Shareholders) will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•	in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The primary benefits of the merger to the Buyer Group include the following:

•	if the Company successfully executes its business strategies, the value of their equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent;

•	the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces public shareholders and investment analyst pressure to make decisions that may produce better short term results, but which may not over the long term lead to a maximization of its equity value;

•	the Company will have more freedom to focus on long-term strategic planning in a highly competitive business;

•	the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

•	the Company will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts;

•	there will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements. In 2013, such costs that would be reduced as a result of the Company no longer being publicly listed totaled approximately $4.1 million and included, but were not limited to, (i) fees and expenses related to Sarbanes-Oxley compliance and valuation services, (ii) fees and expenses of U.S. securities counsel and investor relations firm, (iii) printing costs and (iv) and directors’ and officers’ liability insurance. Such cost savings will directly benefit the Buyer Group following the closing of the merger, and will be recurring in nature if and for so long as the Company remains private; and

The primary detriments of the merger to the Buyer Group include the following:

•	all of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Group;

•	the business risks facing the Company will be borne by the Buyer Group;

•	an equity investment in the surviving company by Parent following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and

•	following the merger, there will be no trading market for the surviving company’s equity securities.

Effect of the Merger on the Company’s Net Book Value and Net Earnings

Parent does not currently own any interest in the Company. Immediately after the closing of the merger, Parent will own 100% of the outstanding Shares and will have a corresponding interest in our net book value and net earnings. Parent is wholly-owned by Holdco and immediately after the closing of the merger, each shareholder of Holdco will have an indirect interest in our net book value and net earnings in proportion to such shareholder’s ownership interest in Holdco. Our net loss attributable to our shareholders for the fiscal year ended December 31, 2013 was approximately $3.7 million and our net book value as of December 31, 2013 was approximately $353.9 million.

The table below sets out the direct or indirect interest in the Company’s net book value and net earnings for the Chairman, Everbright and the certain other management members and shareholders of the Company and their respective affiliates before and immediately after the merger, based on the historical net book value and net earnings of the Company as of and for the year ended December 31, 2013.

	Ownership Prior to the Merger (1)				Ownership After the Merger (2)
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
	$’000%		$’000%		$’000%		$’000%
Chairman Parties	32,645	9.23%	(337)	9.23%	169,889	48.01%	(1,756)	48.01%
Xiaosong Zhang	119	0.03%	(1)	0.03%	891	0.25%	(9)	0.25%
Yong Feng	9,942	2.81%	(103)	2.81%	9,774	2.76%	(101)	2.76%
Junhe Che	130	0.04%	(1)	0.04%	634	0.18%	(7)	0.18%
Ying Huang	894	0.25%	(9)	0.25%	4,345	1.23%	(45)	1.23%
Qiang Peng	95	0.03%	(1)	0.03%	488	0.14%	(5)	0.14%
Xiaohui Zhu	80	0.02%	(1)	0.02%	237	0.07%	(2)	0.07%
Yen-wen Kang	112	0.03%	(1)	0.03%	273	0.08%	(3)	0.08%
Li Wang	57	0.02%	(1)	0.02%	177	0.05%	(2)	0.05%
Li Huang	194	0.05%	(2)	0.05%	375	0.11%	(4)	0.11%
Miao Du	2,837	0.80%	(29)	0.80%	2,649	0.75%	(27)	0.75%
Yan Zhou	57	0.02%	(1)	0.02%	169	0.05%	(2)	0.05%
Everbright	22,225	6.28%	(230)	6.28%	156,438	44.21%	(1,617)	44.21%
Benson Tam	3,168	0.90%	(33)	0.90%	2,952	0.83%	(31)	0.83%
Jiadong Qu and BENO Group Limited	2,679	0.76%	(28)	0.76%	2,461	0.70%	(25)	0.70%
Jinyuan HK and Wuxi Jinyuan	2,283	0.65%	(24)	0.65%	2,097	0.59%	(22)	0.59%

(1)	Ownership percentages are based on 584,809,620 Shares outstanding as of the date of this proxy statement.
(2)	Ownership percentages assume that the Rollover Shareholders roll over all of their Rollover Shares, and all other Shares (including Shares represented by ADSs) and vested and unvested options for Shares, Company RSUs and Company Restricted Shares are cancelled in the Merger in exchange for the merger consideration under the Merger Agreement.
(3)	Ownership percentages are subject to adjustment pursuant to the terms and conditions of the Equity Commitment Letters and the Support Agreement. Ownership percentages are calculated on a fully-diluted basis.

Plans for the Company after the Merger

After the effective time of the merger, Parent anticipates that the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly-owned subsidiary of Parent. As of the date of this proxy statement, there are no plans to repay the debt incurred to finance the merger, other than in accordance with the terms of the debt commitment letter. Please see “Special Factors – Financing – Debt Financing” beginning on page 63 for additional information.

Other than as described in this proxy statement and transactions already under consideration by the Company, there are no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, the Buyer Group will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another internationally recognized stock exchange. Following the effective time of the merger, Holdco expects that it will adopt one or more share-based compensation plans for certain employees and officers of the Company. Under the terms of the merger agreement, unless otherwise determined by Parent, each Company Option, Company Restricted Share and Company RSU will be rolled over into an option, restricted share and restricted share unit of Holdco and is required to be on substantially the same terms and subject to the same vesting conditions as the original Company Option, Company Restricted Share and Company RSU. At this time, however, no actual agreement or understanding as to the particulars of such plans has been determined or agreed upon. The implementation, terms and cost allocations of such plan or plans will need the approval of the board and/or shareholders of Holdco in accordance with a shareholders agreement to be entered into following the effective time of the merger.

Subsequent to the completion of the merger and the termination of registration of the ADSs and underlying Shares under the Exchange Act, the Company will no longer be subject to the Exchange Act and the NYSE compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Alternatives to the Merger

The board of directors of the Company did not independently determine to initiate a process for the sale of the Company. The independent committee was formed on June 10, 2013, in response to the receipt of the Proposal Letter on June 6, 2014. The independent committee noted that the Chairman Parties and Everbright, who collectively owned approximately 15.5% of the total outstanding Shares, had entered into a consortium agreement dated February 28, 2014 pursuant to which they were committed to supporting the Consortium’s Proposal only and to not sell their Shares in any alternative transaction. Taking these considerations into account and the significant disruption to the operations of the Company that a broad pre-signing market check may cause, including the potential risk of competitive harm to the Company if strategic buyers conducted due diligence but a transaction did not occur, and the increased risk of leaks, which could create instability among the Company’s employees as well as its customers and vendors, the independent committee decided to reach out to a limited number of the most likely potential buyers, including all third parties who had reached out to the independent committee, to assess their interest in an alternative transaction and remain open to any additional competing bids otherwise received. In total, Goldman Sachs contacted ten third parties, including three private equity funds and seven potential strategic buyers. Two private equity funds, including Sponsor A, and one strategic investor signed confidentiality agreements and conducted due diligence on the Company. Since the Company’s receipt of the Proposal Letter on June 6, 2014, the Company has not received any actionable offer from any third party for (a) a merger or consolidation of the Company with another company, (b) the sale or transfer of all or substantially all of the Company’s assets or (c) the purchase of all or a substantial portion of the Shares that would enable such person to exercise control of or significant influence over the Company. The independent committee also took into account that, prior to the receipt of shareholder approval, the Company can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee to the extent provided in the merger agreement. In this regard, the independent committee recognized that it has flexibility under the merger agreement to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

In addition, the independent committee and the board of directors also considered remaining as a public company. However, the independent committee and the board of directors did not believe that remaining as a public company would be equally or more favorable in enhancing shareholder value, after considering factors such as the forecasts of future financial performance prepared by management, the costs of regulatory compliance for public companies, the challenges to the Company’s efforts to increase shareholder value as an independent publicly-traded company, and the requirement, as an SEC-reporting company, to disclose a considerable amount of business information to the public which will limit the Company’s ability to compete in the market.

Effects on the Company if the Merger is not Completed

If the merger agreement and the plan of merger are not authorized and approved by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares or ADSs in connection with the merger. Instead, the Company will remain a publicly traded company, the ADSs will continue to be listed and traded on NYSE, provided that the Company continues to meet NYSE’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares or ADSs. Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee of $5 million, or Parent may be required to pay the Company a termination fee of $10 million, in each case, as described under the caption “The Merger Agreement and Plan of Merger – Termination Fee” beginning on page 96.

If the merger is not completed, from time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not authorized and approved by the Company’s shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the merger and the related transactions, including payment of the merger consideration to the Company’s shareholders and ADS holders other than members of the Buyer Group pursuant to the merger agreement, is anticipated to be approximately $350.5 million, assuming no exercise of dissenters’ rights by any shareholders of the Company. This amount is expected to be funded through a combination of the following: (a) rollover commitments from the Rollover Shareholders of approximately 128,111,597 Shares, having an aggregate value of approximately $73.0 million, (b) an equity commitment of up to $109.5 million to be funded by CSOF III pursuant to a commitment letter issued by CSOF III, (c) an equity commitment of up to $23.0 million to be funded by the Chairman pursuant to a commitment letter issued by the Chairman, (d) debt financing of an aggregate principal amount of up to $130 million pursuant to a debt commitment letter issued by China Merchants Bank, Hong Kong Branch and (e) cash of the Company in the amount of $15 million. The funds necessary to complete the merger and the related transactions at the closing of the merger, including for the payment of the merger consideration to our unaffiliated security holders, will be paid from accounts outside China, and such payment will not be subject to any restriction, registration, approval or procedural requirements under applicable PRC laws, rules and regulations.

Rollover Equity

In connection with the transactions contemplated by the merger agreement, on April 18, 2014, the Rollover Shareholders and Holdco entered into the Support Agreement. Pursuant to the Support Agreement, at the closing of the merger, the Shares (including the Shares represented by ADSs) owned by the Rollover Shareholders (the “Rollover Shares”) will be cancelled pursuant to the merger agreement. Immediately prior to the closing of the merger, each Rollover Shareholder shall subscribe, or shall cause its affiliate to subscribe, and Holdco shall issue to such Rollover Shareholder or its affiliate, as the case may be, for consideration of par value per share in cash, the number of ordinary shares (or preferred shares in the case of the Everbright Shareholders) of Holdco set forth in the Support Agreement.

Each Rollover Shareholder further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (i) in favor of the approval of the merger agreement and other actions contemplated by the merger agreement and any actions required in furtherance of such actions, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the merger agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the merger agreement and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Company contained in the merger agreement, or of any Rollover Shareholder contained in the Support Agreement. Subject to applicable laws, each Rollover Shareholder irrevocably appoints Holdco and any designee of Holdco as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Support Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise) or transfer, or enter into any contract, option or other arrangement or understanding to sell or transfer, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, through any derivative transaction that involves any Rollover Shares and (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than the Support Agreement) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Support Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Support Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Support Agreement will terminate immediately upon the valid termination of the merger agreement.

Equity Financing

In connection with the transactions contemplated by the merger agreement, on April 18, 2014, each of CSOF III and the Chairman entered into an equity commitment letter with Holdco, respectively. Pursuant to the equity commitment letters, each of CSOF III and the Chairman committed, subject to the terms and conditions set forth in the equity commitment letters, to subscribe for (or cause to be subscribed for), at or immediately prior to the closing of the merger, equity securities of Holdco and to pay (or cause to be paid) to Holdco in immediately available funds an aggregate purchase price in cash equal to $109,500,000 and $23,000,000, respectively, subject to adjustment set forth in the equity commitment letters, which will be applied to (i) fund (or cause to be funded through Parent or Merger Sub) a portion of the aggregate merger consideration required to be paid by Parent to consummate the merger pursuant to and in accordance with the merger agreement and (ii) pay (or cause to be paid through Parent or Merger Sub) related fees and expenses incurred by Parent in connection to the merger.

The equity commitment of each of CSOF III and the Chairman is subject to (i) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the merger set forth in the merger agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of such conditions), (ii) either the contemporaneous consummation of the closing of the merger, or the obtaining by the Company in accordance with the terms and conditions of the merger agreement of an order requiring Holdco, Parent or Merger Sub, as applicable, to cause the equity financing to be funded and the consummation of the merger, (iii) the debt financing has been funded or will be funded at the closing of the merger if the equity financing is funded at the closing of the merger, and (iv) the substantially contemporaneous closing of the contribution contemplated by the other equity commitment letter which shall not be modified, amended or altered in any manner adverse to CSOF III or the Chairman without CSOF III’s or the Chairman’s prior written consent, as the case may be.

The obligations of CSOF III and the Chairman to fund the equity financing will terminate automatically and immediately upon the earliest to occur of (i) the closing of the merger, (ii) the valid termination of the merger agreement in accordance with its terms, (iii) the Company accepting all or any portion of the Parent termination fee pursuant to the merger agreement or accepting any payment from any guarantor under the limited guarantee in respect of such obligations to pay the Parent termination fee, and (iv) the Company or any of its affiliates asserting a claim that would make the limited guarantee become terminable in accordance with the terms of the limited guarantee.

The Company has the right to seek specific performance of each of the equity commitments under the circumstances in which the Company would be permitted under the merger agreement to obtain specific performance requiring Holdco to enforce the equity commitments and consummate the merger.

Debt Financing

Parent has received a debt commitment letter, dated April 18, 2014, from China Merchants Bank, Hong Kong branch, to provide debt financing in the aggregate principal amount of up to $130.0 million, to fund part of the merger consideration and pay costs and expenses in connection with the merger and the debt financing, subject to the conditions set forth therein.

Conditions. The financing will be subject to the satisfaction or waiver of certain conditions, including the following:

•	China Merchants Bank, Hong Kong branch has received all of the specified documentary conditions precedent, including the constitutional documents of Parent and Holdco, board resolutions of each relevant party and certain legal opinions;

•	the duly executed facility agreement, fee letters and security documents;

•	evidence of receipt of all authorizations, consents, approvals, registrations and filings required in respect of the facility (including the security);

•	all the conditions precedent under the merger agreement have been satisfied or waived;

•	evidence of payment of all fees, costs and expenses then due from Parent under the facility agreement and fee letters;

•	the specified representations in the debt commitment letter are accurate and none of the specified events of default are continuing; and

•	issuance of one or more standby letters of credit by China Merchants Bank, Shenzhen branch, in favor of China Merchants Bank, Hong Kong branch, in the aggregate of not less than an amount determined in accordance with a specified formula (the “SBLC”).

Interest Rate. The interest rate under the facility is 3 or 6-month LIBOR (at the option of Parent) plus 2.30%, 2.60%, 2.90% and 3.30% per annum for the one-year periods ending on the first, second and third anniversaries of the date on which the loan is drawn and the Maturity Date (as defined below), respectively.

Repayment. Parent is required to repay $10.0 million on each of the dates falling 18, 24, 30, 36 and 42 months after the loan is drawn and $80.0 million or the outstanding amount of the loan on the fourth anniversary of the date on which the facility agreement is signed or the date falling 15 business days prior to the expiry of the SBLC, whichever is earlier (the “Maturity Date”).

Guarantees. The obligations of Parent under the facility agreement will be guaranteed pursuant to (i) a personal guarantee from the Chairman, (ii) a corporate guarantee from New Tekventure Management Limited, a special purpose company incorporated in the British Virgin Islands, and (iii) a corporate guarantee from Holdco.

Security. The obligations of Parent under the facility agreement will be secured by:

•	the SBLC; and

•	certain other security including (i) charges over 100% of the equity interests in Parent and, from the closing of the merger, the Company, and (ii) charges over certain bank accounts and other assets of Parent, Holdco and, after the closing of the merger, the Company.

SBLC. Parent has received an undertaking dated April 18, 2014, from China Merchants Bank, Shenzhen Shangbu branch, to issue a standby letter of credit in an aggregate amount not exceeding RMB900.0 million for the purpose of securing the debt financing, subject to Beijing Ruantong Xutian Technology Development Co., Ltd. , a subsidiary of the Company, being entitled to apply for credit facilities from China Merchants Bank, Shenzhen Shangbu branch of at least such amount.

Limited Guarantee

In connection with the transactions contemplated by the merger agreement, on April 18, 2014, the Chairman and the Everbright Shareholders (each, a “Guarantor”) entered into a limited guarantee in favor of the Company. Pursuant to the limited guarantee, each Guarantor irrevocably and unconditionally, severally but not jointly, guaranteed to the Company, on the terms and subject to the conditions in the limited guarantee, the due and punctual payment, performance and discharge of its respective guaranteed percentage of the payment obligations of Parent to the Company under the merger agreement (the “Parent Fee Obligations”) and the indemnification and reimbursement obligations of Parent under the merger agreement (the “Financing and Enforcement Expense Obligations”) as and when due, provided, that in no event shall a Guarantor’s liability under the limited guarantee exceed an amount equal to its guaranteed percentage of (i) the Parent Fee Obligations, plus (ii) the Financing and Enforcement Expense Obligations, minus (iii) any portion of the guaranteed obligations actually paid by Parent or Merger Sub in accordance with the terms of the limited guarantee and under the merger agreement.

The limited guarantee will terminate upon the earliest of (i) the effective time and (ii) the date falling 90 days from the date of the termination of the merger agreement in accordance with its terms if the Company has not presented a bona fide written claim for payment of any Guarantor obligation to such Guarantor by such date; provided, that, if the Company has presented such a bona fide written claim by such date, the limited guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved in accordance with the terms of the limited guarantee.

Remedies and Limitations on Liability

The Company is entitled to an injunction or injunctions to prevent breaches of the merger agreement by Parent or Merger Sub and to specifically enforce the terms and provisions thereof against Parent and Merger Sub, which remedies are in addition to any other remedy to which the Company is entitled at law or in equity; provided, that the Company is entitled to seek an injunction, specific performance or other equitable relief to enforce Holdco’s rights to cause the equity financing to be funded and to consummate the merger only in the event that (i) all of the closing conditions that are the obligations of the Company have been satisfied, (ii) the debt financing or, if applicable, alternative financing has been funded or will be funded at the closing if the equity financing is funded at the closing, (iii) Parent and Merger Sub fail to complete the closing by the date the closing is required to have occurred in accordance with the merger agreement and (iv) the Company has irrevocably confirmed in a written notice delivered to Parent and Parent’s debt financing source that if the financing is funded, it would be ready, willing and able to consummate the merger. Other than the equitable remedies described in the foregoing sentence, the Company’s right to receive payment of a termination fee from Parent is our sole and exclusive remedy against Parent, Merger Sub and their respective affiliates for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform by Parent or Merger Sub under the merger agreement or otherwise.

Parent and Merger Sub are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof against the Company, which remedies are in addition to any other remedy to which they are entitled at law or in equity. Other than the equitable remedies described in the foregoing sentence, Parent’s right to receive payment of a termination fee from the Company is the sole and exclusive remedy of Parent and Merger Sub against the Company and its affiliates for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement by the Company or otherwise.

While the Company, Parent and Merger Sub may pursue both a grant of specific performance and monetary damages, none of them will be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and monetary damages.

The maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with the merger agreement is limited to a termination fee of $10 million, and the maximum aggregate liability of the Company for monetary damages in connection with the merger agreement is limited to a termination fee of $5 million.

New Consortium Agreement

The Chairman and the Everbright Shareholders entered into a new consortium agreement on February 28, 2014 following termination of their respective consortium agreement and framework agreement with ChinaAMC. In the new consortium agreement, the parties agreed to form a consortium to, among other thing, (i) deal exclusively with each other with respect to the proposed transaction for three months after the date of the consortium agreement, (ii) conduct a joint assessment of the Company as promptly as reasonably practicable and share all information reasonably necessary to evaluate the Company, (iii) use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into the definitive agreements in respect of the proposed transaction, (iv) incorporate the Parent and cause Parent to incorporate a wholly-owned subsidiary of Parent under the laws of the Cayman Islands to be merged with and into the Company upon consummation of the proposed transaction, (v) contribute, or cause to be contributed, to Parent all the Shares beneficially owned by such consortium member or its respective affiliates, or have all the Shares beneficially owned by such consortium member or its respective affiliates cancelled in connection with the proposed transaction, and (vi) allocate certain costs and expenses related to the proposed transaction, subject to certain exceptions set forth in the consortium agreement. In addition, the consortium members agreed, among other things, not to (1) make a competing proposal for the acquisition of the Company, or (2) acquire or dispose of any Shares of the Company, subject to specified exceptions set forth in the consortium agreement.

Interests of Certain Persons in the Merger

In considering the recommendation of the independent committee and our board of directors with respect to the merger, you should be aware that the Rollover Shareholders have interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The Company’s board of directors and independent committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and recommend that our shareholders vote in favor of authorizing and approving the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

Interests of the Buyer Group

As the result of the merger, Parent will own 100% of the equity interest in the surviving company and the Buyer Group will own, through its equity interests in Holdco, 100% of the equity interest in Parent immediately following the completion of the merger.

Because of Parent’s equity interest in the surviving company, each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the merger which, if the Company is successfully managed, could exceed the value of their original investments in the Company. The Buyer Group will also directly bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. The Buyer Group’s investment in the surviving company will be illiquid, with no public trading market for the surviving company’s shares and no certainty that an opportunity to sell its shares in the surviving company at an attractive price, or that dividends paid by the surviving company will be sufficient to recover its investment.

The merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

Interests of Rollover Shareholders

Concurrent with the execution of the merger agreement, the Rollover Shareholders entered into the Support Agreement, pursuant to which, immediately prior to the closing of the merger, each Rollover Share shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares (or preferred shares in the case of the Everbright Shareholders) in Holdco as set forth in the Support Agreement. At the closing of the merger, (i) the Chairman Parties and the Supporting Shareholders will hold 53.7% of the outstanding ordinary shares of Holdco, (ii) the Everbright Shareholders will hold approximately 44.2% of the outstanding ordinary shares of Holdco, and (iii) BENO, Jinyuan HK and Benson Tam will together hold 2.1% of the outstanding ordinary shares of Holdco.

Given the Company will become a privately-held company following the completion of the merger, the Rollover Shareholders’ interests in the surviving company will be illiquid, with no public trading market for the surviving company’s shares and no certainty of an opportunity to sell their beneficial interests in the surviving company at an attractive price, or that any dividends paid by the surviving company will be sufficient to recover their investment. Each of the Rollover Shareholders may also enjoy benefits from future earnings and growth of the surviving company.

Shares, Options and Restricted Share Units Held by Directors and Executive Officers

As of the date of this prospectus, the directors and executive officers of the Company held an aggregate of 77,906,871 Shares, Company Options for the right to purchase 38,898,246 Shares and 685,240 Company RSUs. As of the date of this proxy statement, none of the Company’s directors and executive directors beneficially held any Company Restricted Shares.

If the merger is completed, at the effective time of the merger, unless otherwise determined by Parent, each outstanding Company Option issued by the Company pursuant to the Company Share Plans shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Option.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding Company Restricted Share issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be rolled over into the right to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share.

At the effective time of the merger, unless otherwise determined by Parent, each outstanding Company RSU issued by the Company pursuant to the Company Share Plans, whether vested or unvested, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU.

The table below sets forth, as of the date of this proxy statement, the number of outstanding Shares held by each director and executive officer and the corresponding number of ordinary shares in Holdco that such officer or director will subscribe for pursuant to the Support Agreement, as well as the number of outstanding Company Options and Company RSUs held by each director and executive officer and the corresponding number of options and restricted share units of Holdco issuable to such executive officer or director after the completion of the merger.

Name	Shares	Shares of Holdco Upon Completion of the Merger	Company Options and Company RSUs	Company Options and Company RSUs of Holdco Upon Completion of the Merger
Tianwen Liu	53,952,617	53,952,617	21,790,000	21,790,000
Yong Feng	16,430,868	16,430,868	3,929,370	3,929,370
Junhe Che	214,550	214,550	3,306,670	3,306,670
Ying Huang	1,477,163	1,477,163	3,200,070	3,200,070
Qiang Peng	156,430	156,430	2,546,650	2,546,650
Xiaohui Zhu	131,700	131,700	1,362,240	1,362,240
Yen-wen Kang	184,503	184,503	1,056,320	1,056,320
Li Wang	94,350	94,350	981,290	981,290
Benson Tam	5,235,670	5,235,670	75,000	75,000
Tom Manning	—	—	440,000	440,000
Al-Noor Gulamali Abdulla Ramji	400,000	—	400,000	400,000
Chung-Kao Hsieh	—	—	112,500	112,500
Cheng Zhang	—	—	383,376	383,376
Total	77,906,871	77,506,871	39,583,486	39,583,486

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The surviving company shall honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the effective time of the merger.

•	The memorandum and articles of association of the surviving company shall contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to than are set forth in the memorandum and articles of association of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the effective time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

•	The surviving company will maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. The Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability insurance maintained by the Company.

•	From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify the current and former directors or officers of the Company or any subsidiaries against liabilities arising out of or in connection with (a) any action or omission or alleged action or omission of such party in such party’s capacity as a director or officer of the Company or subsidiary, or (b) any of the transactions contemplated by the merger agreement.

The Independent Committee

On June 10, 2013, our board of directors established an independent committee of directors to consider the proposal and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The independent committee is composed of independent directors – Mr. Tom Manning (who will serve as the chairman), Mr. Al-Noor Gulamali Abdulla Ramji and Dr. Chung-Kao Hsieh. All such directors are free from any affiliation with the Buyer Group and none of such directors has any financial interest in the merger that is different from that of the unaffiliated security holders other than (i) the replacement of Company Options and Company RSUs held by such directors by a grant in a certain number of options and restricted share units of Holdco pursuant to the merger agreement, (ii) the directors’ receipt of board compensation in the ordinary course, (iii) independent committee members’ compensation in connection with its evaluation of the merger (which is not contingent upon the completion of the merger or the independent committee’s or board’s recommendation of the merger), and (iv) the directors’ indemnification and liability insurance rights under the merger agreement. Our board of directors did not place any limitations on the authority of the independent committee regarding its investigation and evaluation of the merger.

The Company has compensated the members of the independent committee in exchange for their service in such capacity an aggregate monthly amount of $10,000 per member (and, in the case of the chairman of the independent committee, a monthly amount of $12,500), the payment of which is not contingent upon the completion of the merger or the independent committee’s or the board’s recommendation of the merger.

Position with the Surviving Company

After completion of the merger, the Chairman expects to continue to serve as chairman of the board of directors of the surviving company and chief executive officer of the surviving company. It is anticipated that the other executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions.

Related Party Transactions

We have adopted an audit committee charter, which requires the audit committee to review and approve all related party transactions as defined in Item 404 of Regulation S-K on an ongoing basis. For a description of our related party transactions, please see “Item 7. Major Shareholders and Related Party Transactions” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, incorporated by reference into this proxy statement. Please see “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of our Annual Report.

Except for the arrangements in connection with the merger discussed elsewhere in this proxy statement, during the past two years (i) there were no negotiations, transactions or material contacts between the Company and its affiliates, on the one hand, and any member of the Buyer Group, on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities; election of the Company’s directors or sale or other transfer of a material amount of assets of the Company; (ii) the Company and its affiliates did not enter into any other transaction with an aggregate value exceeding 1% of our consolidated revenues with any member of the Buyer Group or their respective directors or officers (if applicable), and (iii) none of the Company’s executive officers, directors or affiliates that is a natural person entered into any transaction during the past two years with any member of the Buyer Group.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the merger are estimated at the date of this proxy statement and set forth in the table below. Such fees are subject to change pending completion of the merger.

Description	Amount (in ‘000)
Legal fees and expenses	$3,180
Financial advisory fees and expenses	$5,000
Accounting expenses	$300
Independent committee fees	$480
Printing, proxy solicitation and mailing costs	$90
Filing fees	$34
Total	$9,059

These expenses will not reduce the merger consideration to be received by the Company shareholders. If the merger is completed, the party incurring any costs and expenses in connection with the merger and the merger agreement will pay those costs and expenses.

Voting by the Rollover Shareholders at the Extraordinary General Meeting

Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares they beneficially own in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of the Company. As of the record date, we expect that the Rollover Shareholders as a group will beneficially own, in the aggregate,                 outstanding Shares, which represents                 % of the total outstanding Shares entitled to vote.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger

Upon completion of the merger, the Company would cease to be a publicly traded company, and the Company expects to account for the merger at historical cost.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the registration of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger, and notification of the merger being published in the Cayman Islands Government Gazette.

Dissenters’ Rights

Please see “Dissenters’ Rights” beginning on page 99.

Material U.S. Federal Tax Consequences

The following is a general discussion of material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of the Shares who exchange Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code”, final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS”, and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non–income tax, or any state, local, or non–U.S. tax, consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark–to–market accounting method; (iv) tax–exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (vii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax–deferred accounts; (ix) U.S. expatriates; (x) persons subject to alternative minimum tax; (xi) U.S. Holders that actually or constructively own 10% or more of our voting stock; or (xii) holders that are not U.S. Holders. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON–U.S. AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters’ Rights

For U.S. federal income tax purposes, the merger will be treated as a taxable sale of Shares for cash. Accordingly, the U.S. federal income tax consequences of the receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters’ Rights (as described under “Dissenters’ Rights”), will generally be that a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long–term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long–term capital gains of non–corporate U.S. Holders are generally subject to U.S. federal income tax at reduced rates. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of the Shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a passive foreign investment company, or a “PFIC”, for U.S. federal income tax purposes for our taxable year ended December 31, 2013, and we do not expect to become one for our current taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of the ADSs, a decrease in the price of the ADSs may also result in our becoming a PFIC.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, and the U.S. Holder has not made a valid mark–to–market election or qualified electing fund election, any gain recognized by such U.S. Holder on the disposition of Shares generally would be allocated ratably over such U.S. Holder’s holding period for the Shares. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. If a U.S. Holder has made a valid mark–to–market with respect to its Shares, any gain the U.S. Holder recognizes would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark–to–market election.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which such U.S. Holder held Shares.

Information Reporting and Backup Withholding

A U.S. Holder will generally be subject to information reporting with respect to the amount of cash received in the merger, unless such U.S. Holder is a corporation or other exempt recipient. A U.S. Holder may also be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W–9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of their Shares

Material PRC Tax Consequences

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council promulgated the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized by a “non–resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non–resident enterprise” (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC.

In addition, under the PRC Individual Income Tax Law and its implementing rules, a PRC resident who disposes of an asset in or outside of China is subject to PRC income tax at the rate of 20%; and a non PRC resident who disposes of an asset in China is also subject to the same tax rate (subject to applicable tax treaty relief, if any).

Ambiguities exist with respect to the EIT Law and its implementation rules, as well as the interpretation of the provisions relating to resident enterprise issues. Therefore, there is uncertainty regarding whether PRC tax authorities would deem the Company to be a PRC resident enterprise. However, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for your Share should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents. The Company cannot assure you, however, that it will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698, issued by SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, shall report this Indirect Transfer to the competent tax authority of the PRC resident enterprise. Applying a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular No. 698 also provides that where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular No. 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from a disposition of any equity interests of an overseas holding company; and the term “does not impose income tax” refers to cases where the gain derived from such a disposition of equity interests of an overseas holding company is not subject to income tax in the country or jurisdiction where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular No. 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with the PRC. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations concerning how to determine whether a foreign investor has adopted an arrangement for the purpose of reducing, avoiding or deferring PRC tax.

If the local PRC taxation authorities, upon review and examination of the documents submitted by the non–resident enterprise, deem the indirect transfer arrangement to be mainly for the purpose of PRC tax avoidance, then they have the power to re–characterize the offshore share transfer transaction, deny the existence of the offshore holding company, and impose a 10% income tax on the gain from such offshore share transfer after a review and approval by the State Administration of Taxation.

There has not been a definitive determination on whether a purchase or sale of a public company’s shares or ADSs would be subject to Circular 698. Parent is entitled under the merger agreement to withhold any tax arising in relation to filings required by Circular 698.

You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

Material Cayman Islands Tax Consequences

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents, including the merger agreement, are brought to or executed in or produced before a court in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies to register the plan of merger.

MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low sales prices for our ADSs on the New York Stock Exchange (“NYSE”) under the symbol “ISS,” for each quarter during the past two years:

	Sales Price Per ADS (in $)
	High	Low
Quarterly:
2012
First quarter	11.04	8.4
Second quarter	9.14	5.11
Third quarter	7.09	4.16
Fourth quarter	5.50	3.68
2013
First quarter	6.08	3.99
Second quarter	5.59	4.15
Third quarter	5.35	4.66
Fourth quarter	5.28	4.88
2014
First quarter	5.32	4.92
Second quarter (through May 16, 2014)	5.48	5.46

On June 5, 2013, the last trading day immediately prior to the Company’s announcement on June 6, 2013 that it had received a going private proposal, the reported closing price of our ADSs on NYSE was $4.84 per ADS. The merger consideration of $0.57 per Share, or $5.70 per ADS, represents a premium of 17.8% over the closing price of $4.84 per ADS on June 5, 2013, and a 26.4% premium over the Company’s 30 trading day volume-weighted average closing price as quoted by NYSE on June 5, 2013, the last trading day prior to the Company’s announcement on June 6, 2013 that it had received a “going-private” proposal. On May 16, 2014, the most recent practicable date before the date of this proxy statement, the high and low reported sales prices of our ADSs were $5.48 and $5.46, respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Payment of cash dividends, if any, will be at the discretion of our board of directors, and will depend upon our future results of operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Under the terms of the Merger Agreement, we are not permitted to pay any dividends or repurchase any of our ordinary shares pending consummation of the merger.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we rely on dividends from our PRC subsidiaries (including iSoftStone Technology Service Co., Ltd., or ISST). Each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in the PRC. We are not required to publicly release financial statements for our PRC subsidiaries prepared in accordance with PRC accounting standards. Based on our understanding of U.S. GAAP and PRC accounting standards, we are not aware of any significant differences between accumulated profits as calculated under PRC accounting standards and those accounting standards used in preparing our U.S. GAAP financial statements. Moreover, pursuant to applicable PRC laws and regulations, 10% of the after-tax profits of each of our PRC subsidiaries are required to be set aside in a statutory surplus reserve fund each year until the reserve balance reaches 50% of such PRC subsidiary’s registered capital. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. In connection with the formation of ISST, we agreed that ISST will not pay dividends for the first three years after its inception. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result of these PRC regulatory and contractual restrictions, our PRC subsidiaries and consolidated affiliated entity are restricted in their ability to transfer a portion of their net assets to our Cayman Islands holding company in the form of dividends.

The Enterprise Income Tax Law and its implementing rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC resident enterprise shareholders to the extent such dividends are derived from sources within the PRC. If we are determined to be a PRC resident enterprise by the PRC tax authorities, it is unclear whether dividends declared and distributed by us to our non-PRC resident enterprise shareholders will be deemed to be derived from sources within the PRC under the Enterprise Income Tax Law and its implementing rules and therefore be subject to the 10% withholding tax (or potentially a 20% income tax withholding will be imposed on dividends received from us by our non-PRC individual shareholders under the applicable PRC tax laws). See “Item 10.E. Additional Information—Taxation—People’s Republic of China Taxation.”

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on                 , 2014, at                 a.m. (                 Time) at                 .

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as a special resolution:

THAT the agreement and plan of merger dated as of April 18, 2014 (the “merger agreement”) among Parent, Merger Sub and the Company (such merger agreement being in the form attached as Annex A to this proxy statement, which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger among Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being in the form attached to the merger agreement and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated by the merger agreement, including the merger, be and are hereby authorized and approved; and

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

If the merger is completed, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than the Excluded Shares, will be cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because each ADS represents ten Shares, each issued and outstanding ADS (other than ADS that represents Excluded Shares), will represent the right to surrender the ADS in exchange for $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the ADS deposit agreement), in each case, net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the merger agreement. At the effective time, all of the Shares will be cancelled and cease to exist. Each Dissenting Share will thereafter represent only the right to receive the fair value of such Share as determined under the Cayman Companies Law. Each Excluded Share other than Dissenting Share will be cancelled for no consideration. At the effective time, each outstanding ordinary share, par value $1.00 per share, of Merger Sub will be converted into one fully paid and non-assessable ordinary share of the surviving company.

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the independent committee of our board of directors:

•	determined that it is fair to and in the best interests of the Company and its shareholders (other than holders of Excluded Shares), and declared it advisable, to enter into the merger agreement;

•	authorized and approved the execution, delivery and performance of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger; and

•	resolved to direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company.

Quorum

Two or more shareholders on record holding not less than an aggregate of one-third in nominal value of the total issued voting Shares in the Company throughout the meeting in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote will constitute a quorum.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on             , 2013, or if you are a holder of ADSs at the close of business in New York City on             , 2014, the Share record date and the ADS record date for voting at the extraordinary general meeting, respectively. If you own ADSs on the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 10:00 a.m. (New York City Time) on             , 2014 in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, if you own ADSs on the ADS record date, you may vote at the extraordinary general meeting by cancelling your ADSs (and certifying you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City on             , 2014 and becoming a holder of Shares prior to the close of business in the Cayman Islands on             , 2014, the share record date. Each outstanding Share on the share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the share record date, there will be Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the share record date, the deadline for you to lodge your proxy card and vote is             , 2014 at              a.m. (Hong Kong Time). Please see “Procedures for Voting” below for additional information. If the merger is not completed, the Company would continue to be a public company in the U.S. and the Company’s ADSs would continue to be listed on NYSE. The Company’s Shares are not listed and cannot be traded on any stock exchange other than NYSE, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the ADS deposit agreement.

Vote Required

Under the Cayman Companies Law and the merger agreement, we cannot complete the merger unless the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. As of the date of this proxy statement, the Rollover Shareholders as a group beneficially owned, in the aggregate, 128,111,597 Shares, which represents approximately 21.9% of the total issued and outstanding Shares entitled to vote. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 105 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger at the extraordinary general meeting of the Company. Based on the number of Shares expected to be outstanding on the record date, approximately                 % of the total outstanding Shares entitled to vote owned by the remaining shareholders must be voted in favor of the proposal in order for the merger to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

Shareholders and ADS Holders Entitled to Vote; Voting Materials

Only holders of Shares entered in the register of members of the Company at the close of business on             , 2014 (Hong Kong Time), the share record date, will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of the share record date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders wanting to vote by proxy should simply indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by the Company no later than 10:00 a.m. on             , 2014 (             Time).

Holders of ADSs as of the close of business on             , 2014 (New York City Time), the ADS record date, will receive the final proxy statement and ADS voting instruction card either directly from the Company’s ADS depositary (in the case of holders of ADSs who hold the ADSs in certificated form, i.e., in the form of ADRs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who do not hold the ADSs in the form of ADRs). Holders of ADSs as of the close of business on             , 2014 (New York City Time), cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS depositary how to vote the Shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the ADS depositary and returning it in accordance with the instructions printed on it. The ADS depositary must receive the ADS voting instruction card no later than 10:00 a.m. (New York City Time) on             , 2014. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the Shares represented by ADSs in accordance with your voting instructions.

Holders of ADSs may vote at the extraordinary general meeting if they cancel their ADSs and become a holder of Shares by the close of business on             , 2014 (                 Time). ADS holders wanting to cancel their ADSs need to make arrangements to deliver their ADSs to the ADS depositary for cancellation prior to the close of business in New York City on             , 2014 and complete certain other procedures required by the ADS depositary. Persons who hold ADSs in a brokerage, bank or nominee account, must contact their broker, bank or nominee to find out what actions they need to take to instruct the broker, bank or nominee to cancel the ADSs on their behalf.

Persons holding ADSs in a brokerage, bank or nominee account should consult with their broker, bank or nominee to obtain directions on how to provide such broker, bank or nominee with instructions on how to vote their ADSs.

Each ADS represents ten Shares. As of the date of this proxy statement, there were 584,509,620 Shares issued and outstanding (including Shares represented by ADSs), all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described above. As of April 30, 2014, there were 46,010,067 ADSs outstanding; subject to the cancellation procedures described above, none of the holders of these ADSs may vote in person at the extraordinary general meeting.

Persons who have acquired Shares and whose names are entered in the Company’s register of members before the close of business on             , 2014 (             Time) will receive the proxy form (including the voting material) before the extraordinary general meeting, and persons who are ADS holders as of the close of business on             , 2014 (New York City Time) will receive the ADS voting instruction card from the ADS depositary before the extraordinary general meeting. Shareholders who have acquired Shares after the close of business on             , 2014 (              Time) may not attend the extraordinary general meeting unless they receive a proxy from the person or entity who had sold them the Shares.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of the share record date who are unable to participate in the extraordinary general meeting may appoint as a representative another shareholder, a third party or the Company as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company as proxy holder will vote in favor of the merger according to the recommendation of the board of directors of the Company. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the Company as proxy holder will vote in accordance with the position of the board of directors of the Company.

Voting of Proxies and Failure to Vote; Discretionary Proxy of the Company Under the Deposit Agreement

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. Shareholders who fail to cast their vote in person or by proxy will not have their votes counted.

If the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by the holder’s ADS, the ADS depositary will deem such holder to have instructed the ADS depositary to vote all Shares underlying such uninstructed ADSs FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, and FOR any adjournment of the extraordinary general meeting. Furthermore, if holders of ADSs do not timely deliver specific voting instructions to the ADS depositary, they may, under the terms of ADS deposit agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to a member of the independent committee of the board of directors of the Company (the “Designee”). Unless the Company notifies the ADS depositary that there exists substantial opposition to the matters to be voted on at the extraordinary general meeting or that such matters would have a material adverse impact on the holders of the ADSs or on the holders of the Shares, the Designee will receive a discretionary proxy from the ADS depositary and will vote all Shares underlying such uninstructed ADSs FOR the authorization and approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and FOR any adjournment of the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•	first, a registered shareholder may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to iSoftStone Holdings Limited, Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China;

•	second, a registered shareholder may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting; or

•	third, a registered shareholder may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:00 a.m. (New York City Time) on             , 2014. A holder of ADSs can do this in one of two ways:

•	first, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary; or

•	second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Rights of Shareholders Who Object to the Merger

Shareholders who continue to hold their Shares in their own name until the completion of the merger will have the right to dissent from the merger and receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law, which is attached as Annex C to this proxy statement, for the exercise of dissenters’ rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON             , 2014, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON             , 2014. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE U.S. AND THE COMPANY’S ADSs WOULD CONTINUE TO BE LISTED ON NYSE. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS OR HER ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS OR HER SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS OR HER SHARES INTO THE COMPANY’S AMERICAN DEPOSITARY SHARES PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ADS DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO $0.05 PER ADS ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ADS DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact D.F. King & Co., Inc., which is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

D.F. King & Co., Inc.

Shareholders may call toll free +1-800-901-0068

Banks and Brokers may call collect +212-269-5550

Email: isoftstone@dfking.com

Solicitation of Proxies

We have engaged D.F. King & Co., Inc. to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that D.F. King & Co., Inc.’s fees for its services will be approximately $35,000 plus certain costs associated with telephone solicitations, if required, and reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT AND PLAN OF MERGER

This section of the proxy statement describes the material terms of the merger agreement and the plan of merger but does not purport to describe all of the terms of the merger agreement and the plan of merger. Please refer to the complete text of the merger agreement and the plan of merger is attached as Annex A to this proxy statement and incorporated into this proxy statement by reference. You should read the merger agreement and the plan of merger in their entirety because they, and not this proxy statement, are the legal documents that govern the merger. This description of the merger agreement and the plan of merger have been included to provide you with information regarding their terms.

Structure and Completion of the Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement and the plan of merger, with the Company as the surviving entity of the merger. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur no later than the fifth business day after all of the closing conditions have been satisfied or waived. At the closing, Merger Sub and the Company will execute the plan of merger and register the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective on the date specified in the plan of merger.

We expect that the merger will be completed during the third calendar quarter of 2014, after all conditions to the merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the merger will be satisfied or waived; however, we intend to complete the merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the effective time, the memorandum of association of Merger Sub, as in effect immediately prior to the effective time, will become the memorandum of association of the surviving company, except that at the effective time, the memorandum and articles of association will refer to the name of the surviving company as “iSoftStone Holdings Limited” and its authorized capital will be amended, as provided in the plan of merger. The directors of Merger Sub immediately prior to the effective time will become the directors of the surviving company and the officers of the Company immediately prior to the effective time will become the officers of the surviving company.

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding Share (including Shares represented by ADSs), other than Excluded Shares, will be cancelled in exchange for the right to receive $0.57 in cash without interest, and for the avoidance of doubt, because each ADS represents ten Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to receive $5.70 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the ADS deposit agreement, in each case, net of any applicable withholding taxes).

The Excluded Shares (other than the Dissenting Shares) will be cancelled for no consideration. Each Dissenting Share will be cancelled and entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law. Please see “Dissenters’ Rights” beginning on page 99 for additional information.

At the effective time, each outstanding ordinary share, par value $1.00 per share, of Merger Sub will be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the surviving company.

Treatment of Company Options, Company Restricted Shares and Company RSUs

At the effective time of the merger, each Company Option issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding immediately prior to the effective time, unless otherwise determined by Parent, will be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Option. The option to purchase ordinary shares of Holdco will be held under and pursuant to an equity incentive plan of Holdco and the relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Option.

At the effective time of the merger, each Company Restricted Share issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding immediately prior to the effective time, unless otherwise determined by Parent, will be rolled over into a right to purchase a number of ordinary shares of Holdco equal to the number of Shares subject to such Company Restricted Share. The right to purchase ordinary shares of Holdco will be held under and pursuant to an equity incentive plan of Holdco and any relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share.

At the effective time of the merger, each Company RSU issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the effective time, unless otherwise determined by Parent, will be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest whole Holdco share). This restricted share unit will be held under and pursuant to an equity incentive plan of Holdco and the relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU.

Exchange Procedures

At or prior to the effective time, Parent will deposit with the paying agent for payment to the holders of the Shares and the ADSs (other than Excluded Shares or Excluded Shares represented by ADSs), an amount of cash equal to the aggregate consideration to which such holders are entitled under the merger agreement. Promptly after the effective time, Parent and the surviving company will cause the paying agent to mail or otherwise disseminate (or in the case of the depositary trust company, deliver) to each holder of record (other than holders of Excluded Shares), as of immediately prior to the effective time, of (A) a certificate or certificates which immediately prior to the effective time represented outstanding Shares and (B) uncertificated Shares, in each case, whose Shares were converted into the right to receive the per Share merger consideration (a) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying that delivery will be effected, and risk of loss and title to the share certificates will pass, only upon delivery of the share certificates to the paying agent), and/or (b) instructions for use in effecting the surrender of the share certificates and uncertificated Shares in exchange for the applicable merger consideration. Upon surrender of a share certificate or a declaration of loss, together with the duly completed and validly executed letter of transmittal and such other documents as may be customarily required by the paying agent, the holders of such Share will be entitled to receive an amount in cash equal to (a) the number of Shares multiplied by (b) the per Share merger consideration, and the Share certificates surrendered will be canceled.

Prior to the effective time, Parent and the Company will establish procedures with the paying agent and the depositary to ensure that the paying agent will transmit to the depositary at the effective time an amount in cash equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the effective time (other than ADSs representing Excluded Shares) and (y) the per ADS merger consideration, and that the depositary will distribute the per ADS merger consideration to ADS holders in accordance with their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the ADS deposit agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the depositary (including a $0.05 per ADS cancellation fee).

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including those set forth in the disclosure schedules delivered by the Company and Parent in connection therewith). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by its public disclosure with the SEC since December 14, 2010 and prior to the date of the merger agreement.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	the organization, valid existence, qualification and good standing of the Company and its material subsidiaries;

•	the corporate power and authority of the Company to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•	the board of directors of the Company has (i) approved the merger agreement and the merger, (ii) determined that the merger is fair to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders) and (iii) resolved to recommend that the shareholders authorize and approve the merger agreement, the plan of merger and the merger;

•	the fact that a special resolution, being the affirmative vote of the Company’s shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at the Company’s shareholder’s meeting, is the only vote necessary to authorize and approve as a single class the merger agreement, the plan of merger and the merger;

•	entering into the merger agreement and consummating the merger does not (i) violate, conflict with the organizational documents of the Company, (ii) result in a breach or default of any contract of the Company or its subsidiaries or by which any of their properties or assets may be bound (other than those for which it will obtain a waiver), (iii) violate or conflict with any law or government order or (iv) create any lien upon any of the properties or assets of the Company or its subsidiaries;

•	the absence of secured creditors of the Company;

•	no consent, approval, permit, order or authorization of, or filing or registration with, or notification to any governmental authority is necessary for the Company to enter into the merger agreement or consummate the merger, other than filing the plan of merger and complying with United States federal or state securities laws and the rules and regulations of NYSE, and such other consents, the failure of which to obtain would not have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated by the merger agreement or the ability of the Company to perform its covenants and obligations under the merger agreement;

•	the Company’s capitalization and the absence any authorized, issued or outstanding Shares, securities convertible into Shares, rights to acquire Shares or other securities of the Company or obligations of the Company to grant Shares or other securities of the Company;

•	the identity and capitalization of the Company’s subsidiaries;

•	the completeness and accuracy of Company’s SEC filings since December 14, 2010;

•	the Company’s audited and unaudited consolidated financial statements are compliant with SEC rules and regulations, have been prepared in accordance with GAAP and fairly present the financial position of the Company and its subsidiaries;

•	the Company is in compliance with the Sarbanes-Oxley Act and it maintains a process of internal control over financial reporting as well as disclosure controls and procedures;

•	there are no material liabilities that are not disclosed on the Company’s balance sheet and there have been no material changes to the Company’s business practices since September 30, 2013;

•	the absence of a Company Material Adverse Effect (as defined below) since September 30, 2013;

•	the absence of any material contract, other than the merger agreement and those contracts filed with the SEC, and each material contract is in full force and effect;

•	intellectual property, including the right to use all intellectual property necessary to conduct the business of the Company;

•	labor and employment matters;

•	real property;

•	tax matters;

•	compliance with applicable laws and governmental orders, including the U.S. Foreign Corrupt Practice Act, anti-bribery laws, sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department and the listing and corporate governance rules and regulations of NYSE;

•	the absence of any litigation that could have a Company Material Adverse Effect or concerning the Company or any of its subsidiaries or any investigation that it pending or threatened;

•	the absence of certain transactions with the directors or officers of the Company;

•	no changes to the Company’s relationship with its ten largest customers;

•	neither the Company nor its subsidiaries (i) has taken steps to seek protection pursuant to any bankruptcy law; (ii) is or at the time of closing of the merger will be insolvent or (iii) is in default with respect to any indebtedness;

•	the absence of any shareholder rights plan, “poison pill” or similar agreement or plan;

•	the receipt of opinion from Goldman Sachs;

•	no agent, broker, finder or investment banker, other than Goldman Sachs, is entitled to any fee, commission or expense reimbursement; and

•	the absence of any other representations or warranties made by the Company.

Many of the representations and warranties made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the merger agreement, a “Company Material Adverse Effect” means any change, effect, event, circumstance, condition or development, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole. However, none of the following events will constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)	changes in general economic conditions or in general conditions in the securities markets, capital markets, credit markets or currency markets, in the United States, the PRC or any other country or region in the world in which the Company or any of its subsidiaries operates or conducts business;

(b)	changes in general conditions in the industries in which the Company and its subsidiaries conduct business;

(c)	changes in general political conditions in the United States, the PRC or any other country or region in the world in which the Company or any of its subsidiaries operates or conducts business or acts of war, sabotage or terrorism in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(d)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters in the United States, the PRC or any other country or region in the world in which the Company or any of its subsidiaries operates or conducts business;

(e)	changes in law (or the interpretation or enforcement thereof) or changes in GAAP or other accounting standards (or, in each case, the interpretation thereof) applicable to or used by the Company or any of its subsidiaries;

(f)	the announcement of the merger agreement or the pendency or consummation of the transactions contemplated hereby;

(g)	any action taken by the Company or any of its subsidiaries required by the merger agreement or at the request of Parent;

(h)	changes in the Company's stock price or the trading volume of the Company's stock, or any failure by the Company to meet any public estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); and

(i)	any matters set forth in the Company disclosure letter or otherwise known by Parent, Merger Sub, all the Rollover Shareholders and China Special Opportunities Fund III, LP (or through their respective affiliates) prior to the date of the merger agreement.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	the due organization, existence and good standing of both;

•	the corporate power and authority of both to execute and deliver, to perform their obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against both;

•	entering into the merger agreement and consummating the merger does not (i) violate, conflict with the organizational documents of either, (ii) result in a breach or default of any contract of either (other than those for which it will obtain a waiver) or any of their assets may be bound, (iii) violate or conflict with any law or government order or (iv) create any lien upon any of the properties or assets of either;

•	the absence of secured creditors of Merger Sub;

•	no consent, approval, permit, order or authorization of, or filing or registration with, or notification to any governmental authority is necessary for both to enter into the merger agreement or consummate the merger, other than filing the plan of merger and complying with United States federal or state securities laws;

•	the absence of legal proceedings or outstanding government orders against either that could prevent the merger from being consummated;

•	neither owns any Shares or other securities of the Company;

•	no agent, broker, finder or investment banker, other than Lazard, is entitled to any fee or commission;

•	each has been formed solely for the purpose of participating in the merger and the other transactions contemplated by the merger agreement and neither has other business activities;

•	capitalization of Merger Sub and Parent’s ownership of Merger Sub;

•	the financing commitments secured by the Parent, the limited guarantee and that the Parent and Merger Sub will have sufficient funds at the effective time to consummate the merger and make any other required payments;

•	neither has entered into other contracts or arrangements relating to the merger agreement or the merger;

•	neither (i) has taken steps to seek protection pursuant to any bankruptcy law; (ii) is or at the time of closing of the merger will be insolvent or (iii) is in default with respect to any indebtedness;

•	neither has made any other representations or warranties; and

•	both take full responsibility for making their own evaluation as to estimates, projections, forecasts and other forward-looking information concerning the Company and the merger and neither will have any claim against the Company, its subsidiaries and affiliates other than pursuant to the merger agreement.

Certain representations and warranties in the merger agreement made by Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the merger agreement, a “Parent Material Adverse Effect” means any circumstance, condition, event, change, effect or development that prevents or materially impairs, individually or in the aggregate, the ability of Parent and Merger Sub to consummate the transactions contemplated by the merger agreement, including the merger.

Conduct of Business Prior to Closing

The Company has agreed that, from the date of the merger agreement until the effective time, it will carry on its business in the ordinary course, and use its reasonable best efforts to preserve substantially intact its current business organization, and to keep available the service of its current officers, employees, consultants, contractors, subcontractors and agents, and preserve its current relationships with material customers, suppliers and other persons with whom it has significant business relations, in each case consistent with past practice.

From the date of the merger agreement until the effective time, without the prior written consent of Parent, the Company will not and will not permit any of its subsidiaries to, among other things:

•	amend its organizational or governing documents;

•	issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or agree or commit to do the same, any of its securities or the securities of any of its subsidiaries, except pursuant to Company Share Awards;

•	directly or indirectly acquire, repurchase or redeem any of its securities or enter into any contract which obligates it or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities, except in connection with tax withholdings and settlements upon the exercise or vesting of outstanding Company Share Awards;

•	split, combine, subdivide or reclassify any Shares, or declare, set aside or pay any dividend or other distribution in respect of any shares, or make any other distribution in respect of Shares, except for cash dividends made by any of its subsidiaries to the Company or one of its subsidiaries;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it or any of its subsidiaries;

•	(i) incur, modify, renew or assume any debt or issue any debt securities, except for debt incurred in the ordinary course of business, (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person (other than its subsidiaries) in excess of RMB 10 million individually or RMB 20 million in the aggregate, (iii) make any loans, advances or capital contributions to or investments in any other person (other any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees in an aggregate amount not in excess of RMB 20 million, or (D) mortgage or pledge any of its or its subsidiaries' assets or create or suffer to exist any lien thereupon (other than certain permitted liens);

•	(i) enter into, adopt, amend, extend, modify or terminate any arrangement for the compensation, benefit or welfare of any officer or employee in any manner, except (a) in connection with the hiring of new officers or employees in the ordinary course of business consistent with past practice, and (b) in connection with the promotion of officers or employees in the ordinary course of business consistent with past practice, or (ii) increase the compensation payable or to become payable to any officer or employee, pay or agree to pay any special bonus or special remuneration to any officer or employee, or pay or agree to pay any compensation or benefit not required by any plan or arrangement as in effect as of the date hereof, except, with respect to non-executive employees, in the ordinary course of business consistent with past practice;

•	make any material change in any of the accounting principles, policies, procedures or practices used by it;

•	(i) make, change or rescind any material tax election, (ii) settle or compromise any material income tax liability, (iii) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes, or (iv) amend any income or other material tax return, in each case that would have the effect of materially increasing its tax liability or the tax liability of any of its subsidiaries;

•	(i) acquire any other entity or division thereof or any equity interest therein; (ii) sell, lease, allow to lapse, or otherwise dispose of any of its properties or assets, or those of its subsidiaries, which are material or in any transaction or related series of transactions in excess of RMB 10 million (other than granting non-exclusive rights in intellectual property in the ordinary course of business consistent with past practice or abandoning or permitting to the rights lapse immaterial intellectual property in accordance with its reasonable business judgment) or (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of RMB 10 million or, in the aggregate, are in excess of RMB 20 million;

•	pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the its balance sheet as of September 30, 2013, or incurred since then in the ordinary course of business consistent with past practice;

•	settle or compromise any pending or threatened legal proceeding relating to the transactions contemplated by the merger agreement;

•	(i) cancel, materially modify, terminate or grant a waiver of any rights under any material contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new material contract or any contract that contains a change in control provision that would require a payment to or give rise to any rights to another party as a result of the merger, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such material contract or new contract;

•	fail to make in a timely manner any filings or registrations with (i) the SEC or (ii) any other governmental authority;

•	create any new joint venture material to it and its subsidiaries;

•	adopt, propose, effect or implement any “shareholder rights plan,” “poison pill” or similar arrangement; or

•	enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the above prohibited actions.

No Solicitation

Neither the Company nor its subsidiaries will, nor will either authorize or permit any of their respective representatives to, directly or indirectly, (a) solicit, initiate or induce the making, submission or announcement of, or encourage, facilitate or assist, any proposal or offer that constitutes, or may reasonably be expected to lead to, any acquisition proposal, (b) furnish to any other person or entity any non-public information relating to the Company or any of its subsidiaries, or afford to any other person or entity Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an acquisition proposal, (c) participate in, continue or engage in discussions or negotiations with any other person or entity with respect to an acquisition proposal, (d) agree to, approve, endorse or recommend an acquisition proposal or enter into any letter of intent, agreement or agreement in principle, merger agreement or other similar agreement with respect to an acquisition proposal, (e) authorize or permit any representatives of the Company or any of its subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its subsidiaries, to take any action set forth in the preceding clauses (a) through (d), or (f) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company will immediately cease and cause to be terminated all discussions with any third parties existing as of the date of the merger agreement regarding any possible acquisition proposal.

Prior to obtaining the required shareholder authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, if the Company receives a proposal relating to an acquisition proposal from any person that did not result from a breach by the Company of its obligations set forth in the above paragraph, (a) the board of directors of the Company may, directly or indirectly through the representatives of the Company, contact such person to clarify the terms and conditions of the proposal so as to determine whether such proposal constitutes or is reasonably expected to result in a superior proposal and (b) if the board of directors of the Company determines in good faith, upon recommendation of the independent committee (after consultation with and based upon the advice of its financial advisor and outside legal counsel), that such proposal constitutes or is reasonably likely to result in a superior proposal, and failure to furnish information or enter into discussions with such person would be reasonably likely to violate its fiduciary obligations under applicable law, then the Company and its representatives may, (x) participate or engage in discussions or negotiations with the person that has made such acquisition proposal or (y) furnish to the person making such acquisition proposal any information (including non-public information) relating to the Company or any of its subsidiaries, provided that the Company will (1) notify Parent of any acquisition proposal as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and will provide Parent with a copy of, any written acquisition proposal or amendments or supplements, and will thereafter inform Parent on a prompt basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such acquisition proposal, (2) obtain from such person a confidentiality agreement, on terms (including standstill provisions) at least as restrictive to such person as those contained in the confidentiality agreements between the Company and Everbright, and (3) concurrently give Parent a copy of any information delivered to such person that was not previously provided to Parent.

An acquisition proposal means any offer or proposal by any person to engage in a transaction involving (i) the purchase or other acquisition by any person or group of more than 20% of the Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 20% of the Shares outstanding as of the consummation of such tender or exchange offer, (ii) a sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of the Company and its subsidiaries; (iii) any solicitation in opposition to approval of the merger agreement and the merger by the Company shareholders; or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the merger agreement.

A superior proposal means an acquisition proposal (with all references to 20% in the definition of “acquisition proposal” in the paragraph above being increased to “50%”) that the board of directors of the Company has determined in good faith, based on the recommendation of the independent committee after consultation with and based upon the advice of its outside legal counsel, is (i) more favorable, including from a financial point of view to the Company’s shareholders than the merger and (ii) reasonably likely to be consummated in accordance with its terms, provided such proposal is not conditional upon the completion of due diligence review or the obtaining of financing.

No Change of Recommendation

The board of directors of the Company will recommend that the Company’s shareholders approve the merger agreement, the plan of merger and the merger. The board of directors of the Company will not:

•	fail to recommend that shareholders of the Company vote in favor of the merger agreement or fail to include its recommendation in the proxy statement;

•	withhold, withdraw, qualify or modify, or propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, its recommendation;

•	adopt, approve or recommend or propose to adopt, approve or recommend any acquisition proposal;

•	fail to recommend against any acquisition proposal subject to Regulation 14D;

•	publicly announce its intention to take any of the foregoing actions; or

•	subject to certain exceptions, authorize, cause or permit the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any acquisition proposal.

However, prior to obtaining the required shareholder approval of the merger agreement:

•	if the Company has received a written, bona fide acquisition proposal that did not arise or result from a breach of the Company's “no solicitation” obligations described above that is not withdrawn and that the board of directors of the Company determines, upon the recommendation of the independent committee (after having received the advice of its financial advisor and outside legal counsel), in its good faith judgment constitutes a superior proposal, the board of directors of the Company may change, withhold, withdraw, qualify or modify its recommendation and/or authorize the Company to terminate the merger agreement to enter into an alternative acquisition agreement with respect to such superior proposal, if the board of directors of the Company determines, upon recommendation of the independent committee (after having received the advice of its financial advisor and outside legal counsel), that the failure to take any such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable law; or

•	in response to a material event, occurrence or development occurring after the date of the merger agreement that affects the business, assets or operations of the Company and its subsidiaries taken as a whole and was not known or reasonably foreseeable to the board of directors of the Company as of the date of the merger agreement, the board of directors of the Company may change, withhold, withdraw, qualify or modify its recommendation, if the board of directors of the Company determines, upon the recommendation of the independent committee (after having received the advice of its financial advisor and outside legal counsel), in its good faith judgment failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable law.

However, prior to taking any of the above action, the board of directors of the Company must give Parent at least five business days’ prior written notice of its intention to take such action and (i) in case of a superior proposal, a description of the material terms and conditions of such proposal and identifying the person making such proposal or (ii) in case of a material event, occurrence or development, in reasonable detail the facts underlying the decision of the board of directors of the Company. Further, the Company must negotiate in good faith with Parent during such notice period (or any additional negotiation period, if applicable), to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the merger agreement, so that the proposal would cease to constitute a superior proposal or the revised terms of the merger agreement would obviate the need for a change of recommendation, as the case may be. Only if after the end of such period for further negotiating with the Company the board of directors of the Company determines, upon recommendation of the independent committee (after consultation with its financial advisor and outside legal counsel), in its good faith judgment that failing to change its recommendation to the Company’s shareholders would be reasonably expected to be inconsistent with the directors’ fiduciary obligations, may it proceed to do so.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that the articles of association (and other similar organizational documents) of the surviving company and its subsidiaries will contain provisions no less favorable with respect to indemnification, exculpation and the advancement of expenses than are set forth in the articles of association (or other similar organizational documents) of the Company and its subsidiaries, which provisions will not be repealed, amended or otherwise modified for a period of six years from the effective time in any manner except as required by law. From and after the effective time, the surviving company and its subsidiaries indemnify the current and former directors and officers of the Company or any subsidiaries against liabilities arising out of or in connection with (a) any action or omission or alleged action or omission in their capacity as a director or officer of the Company or any of its subsidiaries at or prior to the effective time, or (b) any of the transactions contemplated by the merger agreement, including the merger.

The surviving company will also maintain the Company’s and its subsidiaries’ directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage no less favorable than the Company’s existing insurance; provided that Parent and the surviving company will not be required to expend in any one year an amount in excess of 300% of the annual premium paid by the Company for such insurance for the year of 2013. The Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefit as the existing directors’ and officers’ liability insurance maintained by the Company.

Financing

As of the date of the merger agreement, Parent has delivered to the Company copies of (a) the executed equity commitment letters from each of the Chairman and China Special Opportunities Fund III, LP, pursuant to which each committed to purchase for cash, subject to the terms and conditions therein, equity securities of Holdco in the aggregate amount of $23 million and $109.5 million, respectively, (b) the executed debt commitment letter from China Merchants Bank, Hong Kong Branch, pursuant to which it provided, subject to the terms and conditions therein, debt financing to Parent in the aggregate amount of up to $130 million, and (c) the executed Support Agreement, containing rollover commitments from the Rollover Shareholders.

Parent and Merger Sub will use their reasonable best efforts to arrange and obtain the financing for the merger on the terms and conditions described in the financing commitments described in the above paragraph, by (a) maintaining in effect the financing commitments, (b) satisfying all conditions in the financing commitments that are within its control on a timely basis, (c) consummating the financing at or prior to the closing of the merger, and (d) enforcing their rights under the financing commitments. Neither Parent nor Merger Sub will amend or waive any terms of the financing commitments without the prior written consent of the board of the Company if such amendments or waivers would reduce the amount of the debt financing or impose additional conditions that would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the merger.

If any portion of the financing or the available Company cash financing becomes, or is reasonably expected to be unavailable on the terms and conditions contemplated by the equity commitment letters or debt commitment letter, Parent and Merger Sub will promptly notify the Company and use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient, when added to any funds that are available under the available Company cash financing and the financing commitments, to consummate the merger, with terms and conditions that are no less favorable from the standpoint of Parent in any material respect than as set forth in the applicable commitment letter. Parent will notify the Company of (a) the expiration or termination of any financing commitment, (b) any breach of any material provisions of any of the financing commitments, or (c) any refusal or stated intent of refusal by the parties to the financing commitments to provide the financing as contemplated by the financing commitments.

The Company and its subsidiaries will use their reasonable efforts to provide to Parent and Merger Sub all cooperation reasonably requested by Parent in connection with the arrangement of the debt financing and any alternative financing.

Shareholders’ Meeting

The Company will cause an extraordinary general meeting of its shareholders to be duly called and held promptly after the SEC confirms that it has no further comments on the Schedule 13E-3 and this proxy statement. The board of directors of the Company will include its recommendation in this proxy statement and will use its reasonable best efforts to solicit proxies from its shareholders to obtain the required shareholder authorization and approval. In the event that the board of directors of the Company changes, withholds, withdraws, qualifies or modifies its recommendation to the shareholders of the Company, the Company will nevertheless submit the merger agreement and the plan of merger to the shareholders of the Company for authorization and approval at the extraordinary general meeting unless the merger agreement is terminated by the Company prior to obtaining the required shareholder authorization and approval, in order to facilitate the signing of a definitive agreement relating to a superior proposal and the Company has paid a company termination fee either prior to or concurrently with such termination.

Conditions to the Merger

The completion of the transactions contemplated by the merger agreement, including the merger, is subject to the satisfaction of the following conditions:

•	the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger being authorized and approved by a special resolution of the Company’s shareholders;

•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or order that has the effect of prohibiting or otherwise preventing the consummation of the merger; and

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	(1) representations and warranties of the Company in the merger agreement regarding (i) the organization, valid existence, qualification and good standing of the Company and its material subsidiaries, (ii) the corporate power and authority of the Company to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company, (iii) the board of directors of the Company has (a) approved the merger agreement and the merger, (b) determined that the merger is fair to and in the best interests of the Company and its shareholders (other than the Rollover Shareholders) and (c) resolved to recommend that the shareholders authorize and approve the merger agreement, the plan of merger and the merger, (iv) the fact that a special resolution, being the affirmative vote of the Company’s shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company’s shareholder’s meeting, is the only vote necessary to authorize and approve the merger agreement, the plan of merger and the merger, in each case being true and correct in all respects as of the date of the merger agreement and as of the closing of the merger as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (2) the representations and warranties of the Company regarding the Company’s capitalization and the absence of any authorized, issued or outstanding Shares, securities convertible into Shares, rights to acquire Shares or obligations of the Company to grant shares being true and correct in all but de minimis respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (3) each of the other representations and warranties of the Company set forth in the merger agreement being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case disregarding for this purpose any limitation or qualification by “materially,” based on the defined term “Company Material Adverse Effect” or any words of similar import, except where the failure of such representations and warranties to be true and correct has not had a Company Material Adverse Effect;

•	the Company having performed in all material respects the material obligations that are to be performed by it under the merger agreement at or prior to the closing;

•	since the date of the merger agreement, there not having occurred a Company Material Adverse Effect; and

•	Parent and Merger Sub having received a certificate of the Company certifying that the above conditions have been satisfied.

The obligations of the Company to consummate the merger are also subject to the satisfaction, or waiver by the Company, subject to the approval of the independent committee, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct on and as of the closing date of the merger with the same force and effect as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except (i) for any failure to be so true and correct which has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect and (ii) for changes contemplated by the merger agreement;

•	each of Parent and Merger Sub having performed in all material respects the material obligations that are to be performed by it under the merger agreement at or prior to the closing; and

•	The Company having received a certificate of Parent and Merger Sub certifying that the above conditions have been satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained, by mutual written consent of the Company and Parent or by either Parent or the Company, if:

•	the merger is not completed by April 18, 2015, provided that this termination right is not available to any party whose breach or failure to fulfill any of its obligations under the merger agreement has been the principal cause of, or primarily resulted in, the failure of the closing to occur on or before such date;

•	our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment of the meeting; or

•	a governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered a law or order that has the effect of prohibiting or otherwise preventing the consummation of the merger and has become final and non-appealable, provided that this termination is not available to any party if the issuance of such final and non-appealable law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement.

The merger agreement may also be terminated by the Company, if:

•	at any time prior to shareholder approval has been obtained (i) the board of directors of the Company shall have authorized the Company, subject to complying with the Company’s non-solicitation obligations under the merger agreement, to enter into a definitive agreement relating to a superior proposal, (ii) the Company enters into a definitive agreement with respect to a superior proposal and (iii) the Company pays in immediately available funds a termination fee to Parent required to be paid pursuant to the merger agreement, in each case of (ii) and (iii), concurrently with such termination;

•	at any time prior to the effective date of the merger, (i) the Company has not breached any of its representations, warranties or covenants under the merger agreement in any material respect that would result in any of the corresponding conditions to closing to not be satisfied and (ii) Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by April 18, 2015, or if capable of being cured, shall not have been cured within thirty days after Parent has received written notice of such breach or failure to perform from the Company stating the Company's intention to terminate the merger agreement; and

•	the Parent or Merger Sub fails to complete the closing within five business days following the date the closing should have occurred, provided that the corresponding conditions to the closing of merger have been satisfied, the Company has irrevocably confirmed by written notice that all conditions to the Company’s obligations to effect the merger have been satisfied or waived and it is ready, willing and able to consummate the closing on or prior to the closing date.

The merger agreement may also be terminated by Parent, if:

•	at any time prior to the effective time of the merger, (i) the Parent and Merger Sub have not breached any of their representations, warranties or covenants under the merger agreement in any material respect that would result in any of the corresponding conditions to closing to not be satisfied and (ii) the Company has breached any of its representations, warranties or covenants, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by April 18, 2015, or if capable of being cured, shall not have been cured within (a) five days after the Company has received written notice from Parent of such breach with respect to a breach of the Company’s representations relating to its non-solicitation obligations, no change of recommendation or the shareholders meeting, or (b) thirty days after the Company has received written notice of such breach or failure to perform from the Parent with respect to any other representations, warranties or covenant;

•	(i) the Company has failed to include the recommendation of its board of directors to the shareholders of the Company to approve the merger agreement and the merger in this proxy statement or otherwise effected a change in the recommendation of the board of directors relating to the approval and authorization of the merger; (ii) the board of directors of the Company authorized the Company to enter into a definitive agreement with respect to a superior proposal; or (iii) the Company failed to hold the extraordinary general meeting.

Termination Fee

The Company is required to pay Parent a termination fee of $5 million, if:

•	the merger agreement is terminated by the Company due to the Company entering into a definitive agreement relating to a superior proposal;

•	the merger agreement is terminated by the Parent due to (i) a breach by the Company of its representations, warranties or covenants in the merger agreement, such that the corresponding condition to closing cannot be satisfied or (ii) a change in the recommendation of the board of directors of the Company; or

•	(i) an acquisition proposal has been made public prior to the shareholders meeting, (ii) the merger agreement is terminated by the Company or Parent because either the merger is not completed by April 18, 2015 or the Company’s shareholders do not approve the merger agreement or (iii) at any time within 12 months after the date of termination of the merger agreement the Company enters into a definitive agreement with respect to an acquisition proposal for 50% of the Shares outstanding or 50% of the consolidated assets of the Company and its subsidiaries.

Parent is required to pay the Company a termination fee of $10 million, if:

•	the merger agreement is terminated by the Company due to a breach by Parent or Merger Sub of their representations, warranties or covenants in the merger agreement, such that the corresponding condition to closing cannot be satisfied; or

•	the merger agreement is terminated by the Company due to the Parent or Merger Sub failing to complete the closing within five business days following the date the closing should have occurred, provided that the corresponding conditions to the closing of the merger have been satisfied, the Company has irrevocably confirmed by written notice that all conditions to the Company’s obligations to effect the merger have been satisfied or waived and it is ready, willing and able to consummate the closing on or prior to the closing date.

Fees and Expenses

All reasonable out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including the merger, shall be paid by the party incurring such expenses, whether or not the transactions are consummated.

Remedies and Limitations on Liability

The Company is entitled to an injunction or injunctions to prevent or restrain breaches of the merger agreement by Parent or Merger Sub and to specifically enforce the terms and provisions of the merger agreement against Parent and Merger Sub, which remedies are in addition to any other remedy to which the Company is entitled at law or in equity. However, the Company is entitled to specifically enforce Holdco’s rights to cause the equity financing to be funded and to consummate the merger in the event that (i) the conditions to the obligations of Parent and Merger Sub have been satisfied and Parent and Merger Sub fail to complete the closing by the date the closing is required to have occurred in accordance with the merger agreement, (ii) the debt financing or, if applicable, alternative financing has been funded or will be funded at the closing if the equity financing is funded at the closing, and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent and Parent’s debt financing source that if the financing is funded, it would be ready, willing and able to consummate the merger. Other than the equitable remedies described in this paragraph, the Company’s right to receive payment of a termination fee from Parent (or the Guarantors pursuant to the limited guarantees) is our sole and exclusive remedy against Parent, Merger Sub, the Guarantors and their respective affiliates for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform by Parent or Merger Sub under the merger agreement or otherwise.

Parent and Merger Sub are entitled to an injunction or injunctions to prevent or restrain breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement against the Company, which remedies are in addition to any other remedy to which they are entitled at law or in equity. Other than the equitable remedies described in this paragraph, Parent’s right to receive payment of a termination fee from the Company is the sole and exclusive remedy of Parent and Merger Sub against the Company and its affiliates for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement by the Company or otherwise.

While the Company, Parent and Merger Sub may pursue both a grant of specific performance and monetary damages, none of them will be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and monetary damages.

Amendment

The merger agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before the effective time of the merger, whether before or after approval of the merger by the shareholders of the Company, but, after any such approval, no amendment shall be made that requires shareholder approval without obtaining shareholder approval.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Company’s shareholders or ADS holders access to corporate files of the Company and other parties to the merger or any of their respective affiliates or (b) to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to object to the merger and receive payment of the fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law. A copy of the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to exercise Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of his or her Shares upon dissenting to the merger.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

•	you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•	within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•	within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of the Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

•	within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

•	if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will acquire the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed the fair value of their Shares with the Company, the petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filled a Notice of Dissent and who have not agreed the fair value of their Shares with the Company; and

•	if a petition is timely filed and served, the Grand Court will determine at a hearing at which Dissenting Shareholders are entitled to participate (a) the fair value of the Shares held by those shareholders and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are held by a fiduciary, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are held by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder; however, the agent must identify the registered owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the registered holder. A person having a beneficial interest in Shares registered in the name of another person, such as a broker or nominee, must act promptly to cause the registered holder to follow the steps summarized above and in a timely manner to exercise whatever Dissenters’ Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADSs who wishes to dissent must surrender his or her ADSs to the ADS depositary and pay the fee of ADS depositary to withdraw his or her Shares and then become a registered holder of such Shares and comply with the procedures described above in order to exercise the Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs, and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Islands Companies Law. If you wish to cancel your ADSs, please contact the ADS depositary’s office at J.P. Morgan Chase Bank, N.A., at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401, or via e-mail at wen.wh.wang@jpmorgan.com or katherine.b.liang@jpmorgan.com. If the merger is not completed, the Company would continue to be a public company in the U.S. and the Company’s ADSs would continue to be listed on NYSE. The Company’s Shares are not listed and cannot be traded on any stock exchange other than NYSE, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able sell your Shares on a stock exchange, you would need to deposit your Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the ADS deposit agreement.

If you do not satisfy each of these requirements, you cannot exercise your Dissenters’ Rights and will be bound by the terms of the merger agreement and the plan of merger. Submitting a signed proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, will not alone entitle you to exercise your Dissenters’ Rights. You must send all notices to the Company to Attention: Cheng Zhang, iSoftStone Holdings Limited, Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, the People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $0.57 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the per Share merger consideration of $5.70 is equal to the fair value of each of your Shares. You may also be responsible for the cost of any such proceedings.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

FINANCIAL INFORMATION

The following sets forth certain selected historical consolidated financial information of the Company. The financial data has been derived from the audited financial statements filed as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. The information set forth below is not necessarily indicative of future results and should be read in conjunction with the financial statements and the related notes and other financial information contained in such Form 20-F. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Form 20-F.

Selected Consolidated Statements of Operations Data	2012	2013
	(dollars in thousands, except share, per share and per ADS data)
Net revenues	$381,144	$444,195
Cost of revenues	(251,540)	(308,349)

Gross profit	129,604	135,846
Operating expenses:
General and administrative expenses	(63,279)	(85,211)
Selling and marketing expenses	(32,855)	(34,116)
Research and development expenses	(4,951)	(7,737)

Total operating expenses	(101,085)	(127,064)

Changes in fair value of contingent consideration in connection with business combination	(1,118)	(252)
Other income (expense), net	(231)	(4,031)
Government subsidies	1,110	1,175
Gain on sale of equity of a subsidiary	—	—
Income from operations	28,280	5,674

Interest income	775	812
Interest expense	(1,966)	(8,974)
Change in fair value of convertible notes derivatives	—	—
Gain on bargain purchase of a business	—	—

(Loss) income before provision for income taxes and loss in equity method investments, net of income taxes	27,089	(2,488)
Less: Income tax benefit (expense)	(4,370)	(1,256)
Income (loss) after income taxes before loss in equity method investments, net of income taxes	22,719	(3,744)
Loss in equity method investments, net of income taxes	(637)	(363)

Net (loss) income	22,082	(4,107)
Less: Net income (loss) attributable to noncontrolling interest	(27)	(450)

Net income (loss) attributable to iSoftStone Holdings Limited	$22,109	$(3,657)
Net (loss) income per share
Net (loss) income per share attributable to iSoftStone Holdings Limited shareholders:
Basic	$0.04	$(0.01)
Diluted	$0.04	$(0.01)
Net (loss) income per ADS
Net (loss) income attributable to iSoftStone Holdings Limited shareholders:
Basic	$0.39	$(0.06)
Diluted	$0.38	$(0.06)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	564,069,512	575,325,578
Diluted	582,402,472	575,325,578
Weighted average shares used in calculating net (loss) income per ADS:
Basic	56,406,951	57,532,558
Diluted	58,240,247	57,532,558

Selected Consolidated Balance Sheet Data	December 31, 2012	December 31, 2013
	(dollars in thousands)
Cash	$116,597	$104,835
Accounts receivable, net of allowance for doubtful accounts of $423, $2,320, $4,219, $1,653, and $2,717 as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively	202,202	253,209
Total assets	466,510	649,344

Total liabilities	$133,526	$295,493
Series B convertible redeemable preference shares	—	—
Total iSoftStone Holdings Limited shareholders’ equity	330,073	346,353
Non-controlling interest	2,911	7,498

Total equity	332,984	353,851

Total liabilities, series B convertible redeemable preference shares and equity	$466,510	$649,344

Ratio of Earnings to Fixed Charges

	As of December 31,
	2012	2013
Ratio of earnings to fixed charges (1)	13.8	(0.3	)(2)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expenses from continuing operations before adjustment for equity losses of affiliated companies adding fixed charges. Fixed charges consist of interest expensed and interest capitalized. The ratio of earnings to fixed charges should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and the report on Form 6-K for the relevant periods, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of Form 20-F and Form 6-K.
(2)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges by approximately $11.5 million.

Net Book Value per Share of Our Shares

The net book value per Share as of December 31, 2013 was $0.61 based on the number of issued and outstanding Shares for the year ended December 31, 2013.

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Buyer Group

On June 14, 2013, pursuant to a share purchase agreement dated May 23, 2013, as amended by a letter agreement dated June 14, 2013, Accurate Global purchased 19,476,469 Shares from AsiaVest Opportunities Fund IV, a limited liability company organized under the laws of the Cayman Islands, at $0.45 per share, for a total consideration of $8,764,411, and Advanced Orient purchased 9,412,421 Shares from AsiaVest Opportunities Fund IV at $0.45 per share, for a total consideration of $4,235,589.

In addition, the following table shows grants to, and exercises by, the Buyer Group members of the equity awards of the Company during the past two years, for each such grant or exercise setting out the date, the number of equity awards granted or exercised and the average exercise price per Share (if applicable):

Name of the Buyer Group member	Date	Type of Transaction	Type of Equity Awards	Number of Shares underlying the Equity Awards	Average Exercise Price Per Share ($)
Tianwen Liu	September 1, 2012	Grant	RSU	185,070	N/A
Tianwen Liu	December 13, 2012	Grant	Option	1,580,000	$0.407
Tianwen Liu	April 1, 2013	Grant	RSU	430,000	N/A
Tianwen Liu	May 10, 2013	Grant	Option	2,200,000	$0.423
Xiaosong Zhang	September 1, 2012	Grant	RSU	93,290	N/A
Xiaosong Zhang	December 13, 2012	Grant	Option	380,000	$0.407
Xiaosong Zhang	April 1, 2013	Grant	RSU	174,000	N/A
Xiaosong Zhang	May 10, 2013	Grant	Option	329,370	$0.423
Xiaosong Zhang	October 25, 2013	Grant	RSU	590,420	N/A
Yong Feng	September 1, 2012	Grant	RSU	118,150	N/A
Yong Feng	December 13, 2012	Grant	Option	380,000	$0.407
Yong Feng	April 1, 2013	Grant	RSU	279,000	N/A
Yong Feng	May 10, 2013	Grant	Option	329,370	$0.423
Junhe Che	September 1, 2012	Grant	RSU	98,640	N/A
Junhe Che	December 13, 2012	Grant	Option	228,000	$0.407
Junhe Che	April 1, 2013	Grant	RSU	134,000	N/A
Junhe Che	May 10, 2013	Grant	Option	329,370	$0.423
Ying Huang	September 1, 2012	Grant	RSU	77,910	N/A
Ying Huang	December 13, 2012	Grant	Option	201,000	$0.407
Ying Huang	April 1, 2013	Grant	RSU	150,000	N/A
Ying Huang	May 10, 2013	Grant	Option	164,690	$0.423
Ying Huang	October 25, 2013	Grant	RSU	201,080	N/A
Qiang Peng	September 1, 2012	Grant	RSU	59,300	N/A
Qiang Peng	December 13, 2012	Grant	Option	171,000	$0.407
Qiang Peng	April 1, 2013	Grant	RSU	107,000	N/A
Qiang Peng	May 10, 2013	Grant	Option	164,690	$0.423
Qiang Peng	October 25, 2013	Grant	RSU	131,660	N/A
Xiaohui Zhu	September 1, 2012	Grant	RSU	90,790	N/A
Xiaohui Zhu	December 13, 2012	Grant	Option	100,000	$0.407
Xiaohui Zhu	April 1, 2013	Grant	RSU	109,000	N/A
Xiaohui Zhu	May 10, 2013	Grant	Option	82,340	$0.423
Yen-wen Kang	September 1, 2012	Grant	RSU	61,200	N/A
Yen-wen Kang	December 13, 2012	Grant	Option	180,000	$0.407
Yen-wen Kang	April 1, 2013	Grant	RSU	109,000	N/A
Yen-wen Kang	May 10, 2013	Grant	Option	123,520	$0.423

Li Wang	September 1, 2012	Grant	RSU	41,390	N/A
Li Wang	December 13, 2012	Grant	Option	120,000	$0.407
Li Wang	April 1, 2013	Grant	RSU	84,000	N/A
Li Wang	May 10, 2013	Grant	Option	164,690	$0.423
Li Wang	September 14, 2012	Exercise	Option	70,000	$0.30
Li Huang	September 1, 2012	Grant	RSU	57,290	N/A
Li Huang	December 13, 2012	Grant	Option	120,000	$0.407
Li Huang	April 1, 2013	Grant	RSU	163,000	N/A
Li Huang	May 10, 2013	Grant	Option	123,520	$0.423
Miao Du	December 13, 2012	Grant	Option	103,000	$0.407
Miao Du	April 1, 2013	Grant	RSU	189,000	N/A
Miao Du	May 10, 2013	Grant	Option	82,340	$0.423
Yan Zhou	September 1, 2012	Grant	RSU	30,500	N/A
Yan Zhou	December 13, 2012	Grant	Option	60,000	$0.407
Yan Zhou	April 1, 2013	Grant	RSU	49,000	N/A
Yan Zhou	May 10, 2013	Grant	Option	82,340	$0.423

Except as described above, there have been no purchases of the Company’s Shares or ADSs by any of the Buyer Group members at any time during the past two years.

Purchases by the Company

The Company has made no purchases of its own securities during the past three years.

Prior Public Offerings

On December 17, 2010, the Company closed its initial public offering. The initial public offering price was $13.00 per ADS. We did not make any underwritten public offering of our securities during the past three years.

Transactions in Prior 60 Days

Other than the merger agreement and agreements entered into in connection therewith including the Support Agreement, equity commitment letters, limited guarantee, debt commitment letter and the SBLC, there have been no transactions in the Company’s Shares or ADSs during the past 60 days by us, any of our officers or directors (including the Rollover Shareholders), Holdco, Parent, Merger Sub, or any person with respect to which disclosure is provided in Annex D or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this proxy statement by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group;

•	other Filing Persons; and

•	each person known to us to own more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Tianwen Liu (3)	61,908,304	10.4%
Yong Feng (4)	18,209,252	3.1%
Chung-Kao Hsieh	*	*
Benson Tam	*	*
Al-Noor Gulamali Abdulla Ramji	*	*
Tom Manning	*	*
Li Wang	*	*
Ying Huang (5)	7,961,763	1.4%
Junhe Che	*	*
Qiang Peng	*	*
Xiaohui Zhu	*	*
Yen-wen Kang	*	*
Cheng Zhang
All directors and executive officers as a group	93,342,440	15.8%
Other Filing Persons
New Tekventure Limited	*	*
New iSoftStone Holdings Limited	*	*
New iSoftStone Acquisition Limited	*	*
Li Huang	*	*
Miao Du	*	*
Yan Zhou	*	*
New Tekventure Management Limited	*	*
BENO Group Limited	*	*
Jiadong Qu	*	*
Jinyuan HK	*	*
Wuxi Jinyuan	*	*
Principal Shareholders:
Tekventure Limited (6)	53,250,000	9.1%
AsiaVest Opportunities Fund IV (7)	42,106,486	7.2%
Fidelity Entities (8)	82,136,850	14.1%
Everbright Entities and CSOF SoftTech Limited (9)	36,731,389	6.3%
Tao Li and affiliated entities(10)	39,594,980	6.8%

*	The person beneficially owns less than 1.0% of the total outstanding Shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities and outstanding share options exercisable, and restricted share units vesting, within 60 days from the date of this proxy statement.
(2)	For each person or group listed in the above table, the percentage of beneficial ownership is calculated by dividing the number of Shares beneficially owned by such person or group (including Shares underlying any options held by such person or group that are exercisable within 60 days from the date of this proxy statement) by the sum of (a) the number of total outstanding Shares as of the date of this proxy statement and (b) the number of Shares underlying any options held by such person or group that are exercisable within 60 days from the date of this proxy statement. Percentage of beneficial ownership is based on 584,509,620 Shares outstanding as of the date of this proxy statement.
(3)	Represents 53,250,000 ordinary shares held by Tekventure Limited, a British Virgin Islands company, 70,261.7 American Depositary Shares representing 702,617 ordinary shares held by Mr. Liu, 4,950,000 ordinary shares issuable upon exercise of options within 60 days of April 30, 2014 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is the sole director, and 3,005,417 ordinary shares issuable upon exercise of options within 60 days of April 30, 2014 held by Mr. Liu. Mr. Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited and, as such, exercises voting power on behalf of this shareholder on all matters of our company requiring shareholder approval. Mr. Liu disclaims beneficial ownership of such 53,250,000 ordinary shares except to the extent of his pecuniary interest. The business address of Mr. Liu is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.
(4)	Represents 16,076,678 ordinary shares held by United Innovation (China) Ltd., a British Virgin Islands company of which Mr. Feng is the sole shareholder and sole director, 35,419 American Depositary Shares representing 354,190 ordinary shares held by Mr. Feng, and 1,000,000 ordinary shares issuable upon exercise of options within 60 days of April 30, 2014 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is the sole director, and 778,384 ordinary shares issuable upon exercise of options within 60 days of April 30, 2014 held by Mr. Feng. The business address of Mr. Feng is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.
(5)	Represents 1,027,883 ordinary shares held by Mr. Huang directly and 5,500,000 ordinary shares held by Mr. Huang indirectly through Rich Skill Holdings Limited, 44,928 American Depositary Shares representing 449,280 ordinary shares held by Mr. Huang, and 984,600 ordinary shares issuable upon exercise of options within 60 days of March 31, 2014 held by Mr. Huang. The business address of Mr. Huang is Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China.
(6)	Represents 53,250,000 ordinary shares held by Tekventure Limited. Tekventure Limited is a company incorporated under the laws of the British Virgin Islands. The shareholders of Tekventure Limited are Tianwen Liu Yan Zhou, Junhe Che, Qiang Peng and Li Wang. Tianwen Liu holds 84.5% of the outstanding shares of, and is the sole director of, Tekventure Limited. The address of Tekventure Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	The number of ordinary shares beneficially owned is as of December 31, 2013, as reported in a Schedule 13G/A filed by AsiaVest Opportunities Fund IV and AsiaVest Partners, TCW/YFY Ltd., on February 12, 2014. The business address of these filers reported on the Schedule 13G/A is 11/F, 318 Ruei Guang Road, Taipei 114, Taiwan.
(8)	The number of ordinary shares beneficially owned is as of December 31, 2011, as reported in a Schedule 13G/A filed by Edward C. Johnson 3d and affiliated entities, including FMR LLC and FIL Limited (collectively, the “Fidelity Entities”) on February 14, 2012. The address of FIL Limited reported on the Schedule 13G/A is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The address of FMR LLC reported on the Schedule 13G/A is 82 Devonshire Street, Boston, MA 02109.
(9)	The number of ordinary shares beneficially owned is as of April 21, 2014, as reported in a Schedule 13D/A filed by Everbright entities, including China Everbright Limited, China Everbright Investment Management Limited, Windsor Venture Limited, Forebright Partners Limited, CSOF III GP Limited, Forebright Advisors Limited, China Special Opportunities Fund III, L.P., Accurate Global Limited, Advanced Orient Limited, China Everbright GP Limited, China Forebright Investment Management Limited, China Special Opportunities Fund, L.P., and CSOF Technology Investments Limited. The business address of Everbright entities reported on the Schedule 13D/A is 40/F, Far East Finance Centre 16 Harcourt Road, Hong Kong.
(10)	The number of ordinary shares beneficially owned is as of December 4, 2013, as reported in a Schedule 13D/A filed by Tao Li and affiliated entities, including Teng Yue Partners, L.P. and Teng Yue Partners Holdings LLC. The business address of Tao Li and affiliated entities, including Teng Yue Partners, L.P. and Teng Yue Partners Holdings LLC, reported on the Schedule 13D/A is 650 Fifth Avenue, Suite 3301 New York, NY 10019.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting. However, if the merger is not completed, an annual general meeting is expected to be held in December in 2014.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to completion of the merger, including the authorization and approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the cash position of the Company and its subsidiaries at the effective time;

•	debt financing may not be funded at the effective time of the merger because of the failure of Parent to meet the closing conditions or for other reasons, which may result in the merger not being completed promptly or at all;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger or any other matters, including the SEC’s investigation into whether there have been any past violations of the federal securities laws related to the Company; and

•	other risks detailed in our filings with the SEC, including the information set forth under the caption “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013. Please see “Where You Can Find More Information” beginning on page 109 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://ir.isoftstone.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a going private transaction, the Company and the Buyer Group have filed with the SEC a transaction statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document are not necessarily complete. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on April 29, 2014 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC on April 21, 2014 and November 4, 2014 are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our proxy solicitor, D.F. King & Co., Inc., at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED                 , 2014. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER

by and among

NEW ISOFTSTONE HOLDINGS LIMITED,

NEW ISOFTSTONE ACQUISITION LIMITED,

and

ISOFTSTONE HOLDINGS LIMITED

Dated as of April 18, 2014

Exhibit A	Plan of Merger

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 18, 2014 by and among New iSoftStone Holdings Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”);

WHEREAS, the Company Board (as defined below) has established a special committee of the Company Board consisting of independent directors (the “Special Committee”) to, among other things, review, evaluate, negotiate, recommend or not recommend any offer by Parent and Merger Sub to acquire securities of the Company;

WHEREAS, the Special Committee has unanimously recommended that the Company Board approve this Agreement and the Plan of Merger related to this Agreement in substantially the form attached hereto as Exhibit A (the “Plan of Merger”) and the Merger and the other transactions contemplated hereby;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has (i) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein, (ii) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Company Shareholders (other than holders of Rollover Shares) and (iii) resolved to recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the Merger in accordance with the Cayman Companies Law;

WHEREAS, the board of directors of Parent, the board of directors of Merger Sub and Parent, in its capacity as sole shareholder of Merger Sub, have authorized and approved this Agreement, the Plan of Merger and the Merger and approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Tianwen Liu, Accurate Global Limited, Advanced Orient Limited, CSOF Technology Investments Limited and SeaBright China Special Opportunities Fund II, LP (each, a “Guarantor”) have entered into a limited guarantee, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Limited Guarantee”), in favor of the Company with respect to certain obligations and liabilities of Parent and Merger Sub under this Agreement;

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain holders of Company Shares (the “Rollover Shareholders”) have entered into a support agreement, dated as of the date hereof, with New Tekventure Limited (“Holdco”), a business company with limited liability incorporated under the laws of the British Virgin Islands that wholly owns Parent (as may be amended, supplemented or otherwise modified from time to time, the “Support Agreement”), pursuant to which and subject to the terms and conditions set forth therein, the Company Shares (including the Company Shares issuable under Company Options and Company RSUs, the Company Restricted Shares and the Company Shares represented by ADSs) beneficially owned by each Rollover Shareholder (such Company Shares, including the Company Shares issuable under Company Options and Company RSUs, the Company Restricted Shares and the Company Shares represented by ADSs, collectively, the “Rollover Shares”) will be cancelled in exchange for the right to subscribe for the securities issued by Holdco immediately prior to the Effective Time; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” shall mean an executed confidentiality agreement between the Company and a Person who has made an Acquisition Proposal satisfying the requirements of Section 5.2(b) which contains terms (including standstill obligations) at least as restrictive with respect to such Person as those contained in the Confidentiality Agreement with respect to Parent.

“Acquisition Proposal” shall mean any offer or proposal by any Person (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such tender or exchange offer; (ii) a sale, transfer, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof); (iii) any solicitation in opposition to approval of this Agreement and the Merger by the Company Shareholders; or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay any of the transactions contemplated hereby.

“ADSs” shall mean the Company’s American depositary shares, each of which represents ten (10) Company Shares.

“Affiliate” shall mean, with respect to any Person, (i) any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise and (ii) with respect to any natural person, any member of the immediate family of such natural person.

“Applicable Anti-bribery Law” shall mean any anti-bribery or anti-corruption law applicable to the Company or any of its Subsidiaries, including, but not limited to, such laws as the United States Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations promulgated thereunder (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996.

“Available Company Cash” shall mean cash of the Company in U.S. dollars in a US dollar denominated bank account of the Company opened at a bank outside of the PRC, net of issued but uncleared checks and drafts, available free of any Liens at the Effective Time for use by Parent and Merger Sub as a source of funds to pay the Per Share Merger Consideration for all Company Shares other than the Rollover Shares and for Parent and Merger Sub to pay the fees and expenses payable by them in connection with the transactions contemplated hereby.

“beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder

“Business Day” shall mean any day, other than a: (i) day which is a Saturday or Sunday; (ii) day which is a legal holiday under the Laws of the State of New York, the Cayman Islands, Hong Kong, London or the PRC; or (iii) day on which banking institutions located in the State of New York, the Cayman Islands, Hong Kong, London or the PRC are authorized or required by Law or Order to close.

“Buyer Group Contracts” shall mean the Financing Commitments and the Limited Guarantee.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2013, included in the Company SEC Reports filed prior to the date hereof.

“Company Balance Sheet Date” shall mean September 30, 2013.

“Company Board” shall mean the Board of Directors of the Company.

“Company Material Adverse Effect” shall mean any change, effect, event, circumstance, condition or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no Change directly or indirectly resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur:

(i) changes in general economic conditions in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(ii) changes in general conditions in the securities markets, capital markets, credit markets or currency markets in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business, including changes in interest rates and changes in exchange rates for the currencies of the relevant countries;

(iii) changes in general conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv) changes in general political conditions in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(vi) changes in Law (or the interpretation or enforcement thereof) or changes in GAAP or other accounting standards (or, in each case, the interpretation thereof) applicable to or used by the Company or any of its Subsidiaries;

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby;

(viii) any action taken by the Company or any of its Subsidiaries required by this Agreement or at the request of Parent;

(ix) changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); and

(x) any matters set forth in the Company Disclosure Letter or otherwise known by Parent, Merger Sub, all the Rollover Shareholders and the Sponsor (or through their respective Affiliates) prior to the date of this Agreement;

except to the extent such Changes directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (vi) above materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which the Company and its Subsidiaries operate or conduct business (in which case, such Changes may be taken into account when determining whether a “Company Material Adverse Effect” has occurred, but only to the extent of such disproportionate effects (if any)).

“Company Option” shall mean each outstanding option award issued by the Company pursuant to the Company Share Plans.

“Company Related Party” shall mean the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

“Company Restricted Share” shall mean each restricted Company Share issued by the Company pursuant to the Company Share Plans.

“Company RSU” shall mean each outstanding restricted share unit award issued by the Company pursuant to the Company Share Plans.

“Company Share” shall mean an ordinary share, par value $0.0001 per share, in the share capital of the Company.

“Company Share Awards” shall mean Company Options, Company Restricted Shares and Company RSUs.

“Company Share Plans” shall mean the Company’s 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan, each as amended and supplemented as of the date hereof.

“Company Shareholders” shall mean holders of Company Shares (including Company Shares represented by ADSs) in their capacities as such.

“Company Termination Fee” shall mean an amount equal to $5,000,000.

“Confidentiality Agreement” shall mean the confidentiality agreement between China Everbright Investment Management Limited and the Company, made as of July 29, 2013.

“Contract” shall mean any oral or written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, permit, concession, franchise, right or other instrument.

“Deposit Agreement” shall mean the deposit agreement dated December 13, 2010 between the Company and the Depositary, as amended.

“Depositary” shall mean JPMorgan Chase Bank, N.A.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Excluded Shares” shall mean (i) Company Shares (including Company Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Holdco, Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company Share Awards, (iii) Rollover Shares and/or (iv) Dissenting Shares.

“Financing and Enforcement Expenses” shall mean the indemnification and reimbursement obligations of Parent under Sections 6.3(f) and 9.3(e).

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental, regulatory, self-regulatory or administrative entity or body (including a securities exchange), department, commission, board, agency or instrumentality, and any court, tribunal or judicial or arbitral body of competent jurisdiction.

“Insolvent” shall mean, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business as now conducted and is proposed to be conducted.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including without limitation all such rights in and to: (i) patents, and any and all divisions, continuations, continuations-in-part, and any renewals, extensions or reissues thereof, (ii) trademarks, service marks, trade dress, trade names, logos, trademark registrations and applications, and Internet domain names, together with the goodwill associated with the foregoing, (iii) copyrightable works, copyrights, mask works and copyright registrations and applications, (iv) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act) and other confidential information protected by applicable Laws, including inventions, discoveries, ideas (whether patentable or unpatentable and whether or not reduced to practice), improvements, know-how, research and development information, manufacturing methods and processes, specifications, software, data, databases, and customer lists (“Trade Secrets”), and (v) computer software (including data, source code, object code, applications programming interfaces, computerized databases and other software-related specifications and documentation); in each case of (i) to (v) including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority.

“Intervening Event” shall mean a material event, occurrence or development that occurs or arises after the date of this Agreement and affects the business, assets or operations of the Company and its Subsidiaries taken as a whole that was not known or reasonably foreseeable to either the Company Board or the Special Committee on the date of this Agreement, which event, occurrence or development becomes known to the Company Board or the Special Committee before receipt of the Shareholder Approval; provided that in no event shall (i) any action taken by any Party pursuant to or in compliance with the terms of this Agreement or the consequences of any such action, constitute an Intervening Event and (ii) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of any of the individuals set forth in Section 1.1 of the Company Disclosure Letter or the constructive knowledge as could have been obtained after due inquiry by any such individuals of the individuals who report directly to such individuals.

“Law” shall mean any and all applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, directive, treaty provision, judgment, ruling, governmental guidelines, interpretations or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, claim, action, demand letter, hearing, investigation or other similarly legal proceeding brought by or pending before any Governmental Authority.

“Lien” shall mean any lien (including environmental and Tax liens), pledge, hypothecation, charge, mortgage, security interest, encumbrance, community property interest, violation, lease, license, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Order” shall mean any order, judgment, decision, decree, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, verdict or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent Material Adverse Effect” shall mean any circumstance, condition, event, change, effect or development that prevents or materially impairs, individually or in the aggregate, the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger.

“Parent Related Party” shall mean Parent, Merger Sub, the equity providers and lenders that are parties to the Financing Commitments, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (excluding any Company Related Party).

“Parent Termination Fee” shall mean an amount equal to $10,000,000.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes or other governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP as filed in the Company SEC Reports prior to the date of this Agreement to the extent required; (ii) mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a material breach, default or violation by the Company of any Contract or Law; (iii) Liens imposed by applicable Law (other than Tax Law) which are not currently violated in any material respect by the current use or occupancy of any real property or the operation of the business thereon; (iv) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (v) easements, covenants and rights of way and other similar restrictions of record, and zoning, building and other similar codes or restrictions by any Governmental Authority of competent jurisdiction (to the extent that such codes or restrictions have not been violated in any material respect), in each case that do not adversely affect in any material respect the use of the applicable Owned Real Property or Leased Real Property; (vi) Liens securing indebtedness or liabilities the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012; (vii) Liens arising in connection with the VIE Agreement; (viii) agreements with respect to non-exclusive rights (including licenses, sublicenses, covenants not to sue, releases or immunities) in, under or to Intellectual Property in the ordinary course of business consistent with past practice; and (ix) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity, Governmental Authority or group (as such term is defined in Section 13(d) of the Exchange Act).

“PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person’s and its Affiliates’ respective directors, officers or other employees, accountants, consultants or investment bankers, attorneys or other authorized advisors, agents, financing sources (with respect to Parent and Merger Sub) or other representatives.

“Required Available Cash Amount” shall mean $15 million.

“RMB” shall mean renminbi, the legal currency of the PRC.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or (v) any Person such Person controls through VIE Agreements.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction (with all percentages included in the definition of Acquisition Transaction increased to fifty percent (50%)) on terms that the Company Board (acting through the Special Committee, if in existence) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) would be (i) more favorable (taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 5.3(c) or otherwise prior to the time of determination), including from a financial point of view, to the Company and to the Company Shareholders (other than the Rollover Shareholders) than the Merger, and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, legal, financial, regulatory, shareholder litigation, identity of the Person making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) the Acquisition Proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries or (B) the consummation of the Acquisition Proposal is conditional upon the obtaining and/or funding of financing.

“Tax” shall mean any and all PRC and non-PRC taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, stamp and property taxes, customs and other similar duties, and other obligations of the same or similar nature, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Law” shall mean any Law relating to Taxes.

“VIE Agreements” shall mean any Contract which (i) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (ii) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any such Subsidiary, or (iii) transfers economic benefits from any such Subsidiary to any other Subsidiary of the Company.

Section 1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Action	10.9
Agreement	Preamble
Alternative Acquisition Agreement	5.3(b)
Alternative Financing	6.2(c)
Alternative Financing Documents	6.2(c)
Available Company Cash Financing	6.2(b)
Certificates	2.8(c)
Change	1.1
Changes	1.1
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Benefit Plans	3.14(a)
Company Board Recommendation	5.3(a)
Company Board Recommendation Change	5.3(b)
Company Disclosure Letter	Article III
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Shareholders Meeting	7.3(d)
Consent	3.6
D&O Insurance	6.1(c)
Debt Commitment Letter	4.10(a)
Debt Financing	4.10(a)
Dispute	10.9
Dissenting Shareholder	2.7(c)
Dissenting Shares	2.7(c)

Term	Section Reference
Effective Time	2.3
Equity Commitment Letters	4.10(a)
Equity Financing	4.10(a)
Exchange Fund	2.8(b)
Facility Agreement	4.10(a)
FCPA	1.1
Fee Letter	4.10(a)
Financing	4.10(a)
Financing Commitments	4.10(a)
HKIAC	10.9
HKIAC Rules	10.9
Holdco	Recitals
Indemnified Persons	6.1(a)
Leased Real Property	3.15(b)
Limited Guarantee	Recitals
Material Contracts	3.12(a)
Maximum Annual Premium	6.1(c)
Measurement Date	3.7(a)
Merger	Recitals
Merger Sub	Preamble
Negotiation Period	5.3(c)
Operating Subsidiary	1.1
Outside Date	9.1(b)
Parent	Preamble
Paying Agent	2.8(a)
Per ADS Merger Consideration	2.7(a)(ii)
Per Share Merger Consideration	2.7(a)(ii)
Permits	3.15
Plan of Merger	Recitals
Proxy Statement	7.3(a)
Real Property Leases	3.15(b)
Recommendation Change Notice	5.3(c)
Registrar of Companies	2.3
Rollover Shareholders	Recitals
Rollover Shares	Recitals
Shareholder Approval	3.4
Schedule 13E-3	3.6
Special Committee	Recitals
Sponsor	4.10(a)
Subsidiary Securities	3.8(c)
Support Agreement	Recitals
Surviving Corporation	2.1
Takeover Statute	3.23
Tax Returns	3.16(b)
Trade Secrets	1.1
Uncertificated Shares	2.8(c)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g) References to “$” refer to U.S. dollars.

(h) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions set forth in this Agreement and the applicable provisions of the Cayman Companies Law, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 2.2 The Closing. Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied of the conditions set forth in Article VIII (excluding conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 2.3 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with the requisite filing fees and such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law. The Plan of Merger shall specify that the effective date of the Merger shall be the date of such filing or such date thereafter within 90 days of the date of registration of the Plan of Merger by the Registrar of Companies as the parties shall agree (the date of such filing of the Plan of Merger and acceptance and registration by the Registrar of Companies, or such later date as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Memorandum and Articles of Association.

(a) Memorandum of Association. At the Effective Time, subject to the provisions of Section 6.1(a), the memorandum of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Corporation (save and except that references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Corporation, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum of association.

(b) Articles of Association. At the Effective Time, subject to the provisions of Section 6.1(a), the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the articles of association of the Surviving Corporation (save and except that references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Corporation, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such articles of association.

Section 2.6 Directors and Officers.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Section 2.7 Effect on Share Capital of the Company.

(a) Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(i) Share Capital of Merger Sub. Each ordinary share, par value $1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable ordinary share of the Surviving Corporation. Each certificate evidencing ownership of such ordinary shares of Merger Sub shall thereafter evidence ownership of ordinary shares of the Surviving Corporation.

(ii) Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist, subject to Section 2.7(b), in exchange for the right to receive $0.57 in cash without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in the manner provided in Section 2.11) and the register of members of the Surviving Corporation shall be amended accordingly. For the avoidance of doubt, because each ADS represents ten (10) Company Shares, each ADS (other than ADSs representing Excluded Shares) that is issued and outstanding immediately prior to the Effective Time shall represent the right to receive $5.70 in cash without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement.

(iii) Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and cease to exist without any conversion thereof or consideration paid therefor and the register of members of the Surviving Corporation shall be amended accordingly.

(iv) Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 2.7(c), and the register of members of the Surviving Corporation shall be amended accordingly.

(b) Certain Adjustments. The Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(c) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a Company Shareholder (each, a “Dissenting Shareholder”) who has validly exercised and not lost its rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.7(c)), and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to Dissenting Shareholders’ rights to dissent and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, upon the occurrence of such event, the Dissenting Shares held by such Dissenting Shareholder shall cease to be Excluded Shares, and shall be cancelled in exchange for the right to receive the Per Share Merger Consideration at the Effective Time pursuant to Section 2.7(a)(ii).

(d) Company Share Plans and Outstanding Company Share Awards.

(i) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Option issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Company Shares subject to such Company Option, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Option, provided that the number of options granted in substitution for such Company Option and the number of ordinary shares of Holdco to be issued and the exercise price under the substituted option may be further adjusted by Parent in accordance with Holdco’s capital structure at Closing to provide substantially the same economic terms to the holder of such Company Option.

(ii) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Restricted Share issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be rolled over into a right to purchase a number of ordinary shares of Holdco equal to the number of Company Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share, provided that the number of restricted shares granted in substitution for such Company Restricted Share may be further adjusted by Parent in accordance with Holdco’s capital structure at Closing to provide substantially the same economic terms to the holder of such Company Restricted Share.

(iii) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company RSU issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest whole Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU, provided that the number of restricted share units granted in substitution for such Company RSU may be further adjusted by Parent in accordance with Holdco’s capital structure at Closing to provide substantially the same economic terms to the holder of such Company RSU.

(iv) At or prior to the Effective Time, Parent shall cause Holdco to take all actions which are reasonably necessary to effectuate the provisions of this Section 2.7(d).

Section 2.8 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent (the “Paying Agent”) hereunder for the purpose of effecting payment of the aggregate Per Share Merger Consideration and the Per ADS Merger Consideration, upon the cancellation of the Company Shares (including the Company Shares represented by ADSs) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b) Exchange Fund. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs) pursuant to Section 2.7(a)(ii), an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs) become entitled under Section 2.7(a)(ii). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent or, after the Effective Time, the Surviving Corporation, in (i) obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, (ii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article II.

(c) Payment Procedures.

(i) Promptly following the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail or otherwise disseminate (or in the case of the Depositary Trust Company, deliver) to each holder of record (other than holders of Excluded Shares), as of immediately prior to the Effective Time, of (A) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (B) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.7 (x) a letter of transmittal in customary form for a Cayman Islands incorporated company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and/or (y) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 2.11) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be customarily required by the Paying Agent, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii) (less any applicable withholding Taxes payable pursuant to Section 2.8(e) in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Uncertificated Shares an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii) (less any applicable withholding Taxes payable pursuant to Section 2.8(e) in respect thereof), and the Uncertificated Shares shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(ii) Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary at the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration; and (B) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement) and government charges (other than withholding Taxes pursuant to Section 2.8(e), if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest shall be paid or accrued for the benefit of holders of the Certificates, Uncertificated Shares or ADSs on the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect thereof pursuant to this Section 2.8.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the Company Shares (whether represented by Certificates or Uncertificated Shares) are registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the Company Share (whether represented by a Certificate or an Uncertificated Share) so cancelled is registered in the register of members of the Company only if such Certificate or Uncertificated Share is accompanied by a duly executed share transfer form and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer and similar Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, Parent and the Surviving Corporation, without duplication, shall be entitled to make any deduction or withholding or cause to be deducted and withheld from any cash amounts payable pursuant to this Agreement as it reasonably determines it is required to deduct and withhold with respect to the making of such payment to the extent provided for in Section 2.8(e) of the Company Disclosure Letter. To the extent that amounts are so withheld pursuant to the preceding sentence and paid over to the applicable Governmental Authority by the Paying Agent, Parent or Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Company Options, Company RSUs and Company Restricted Shares in respect to which such deduction and withholding was made by the Paying Agent, Parent or Surviving Corporation, as the case may be.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares (including Company Shares represented by ADSs) for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) that remains undistributed to the holders of the Certificates, Uncertificated Shares or ADSs on the date that is six (6) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Company Shares or ADSs (in each case, other than Excluded Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered their Certificates, Uncertificated Shares or ADSs representing such Company Shares for exchange, pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect of the Company Shares represented by such Certificates, Uncertificated Shares or ADSs solely to the Surviving Corporation, as general creditors thereof, for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II. Any such portion of the Exchange Fund remaining unclaimed by the holders of the Certificates, Uncertificated Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.9 No Further Ownership Rights. From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) and ADSs shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of any Certificates, Uncertificated Shares or ADSs theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Per Share Merger Consideration and the Per ADS Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. Subject to Section 2.11, if, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10 Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to Company Shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company Shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members (or branch register) maintained by the Company; (b) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such Company Shareholder either (i) has been sent to such Company Shareholder and has been returned undelivered or has not been cashed; or (ii) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (c) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such Company Shareholder and has been returned undelivered. Monies due to Company Shareholders who are untraceable shall be returned to the Surviving Corporation. Monies unclaimed after a period of two (2) years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and Company Shareholders who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

Section 2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation direct as indemnity against any claim that may be made against it with respect to such Certificate, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.7.

Section 2.12 Termination of Deposit Agreement As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 2.13 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) that specifically relates to a specified section or subsection of this Article III or any other section or subsection of this Agreement to the extent it is reasonably apparent that such information is relevant to such section or subsection, or (ii) as set forth in the Company SEC Reports filed by the Company with the SEC prior to the date of this Agreement (other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures included in the Company SEC Reports that are general, nonspecific, cautionary, predicative or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification. The Company and each of its material Subsidiaries is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization and except as would not have a Company Material Adverse Effect has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.2 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than obtaining the Shareholder Approval and filing the Plan of Merger with the Registrar of Companies. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3 Board Actions. At a meeting duly called and held prior to the execution of this Agreement, the Company Board (acting upon the recommendation of the Special Committee) (a) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein, (b) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Company Shareholders (other than holders of Rollover Shares) and (c) resolved to recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the Merger.

Section 3.4 Shareholder Approval. A special resolution, as defined in the Cayman Companies Law and the Company’s articles of association (the “Shareholder Approval”), being the affirmative vote of Company Shareholders representing two-thirds (2/3) or more of the Company Shares (including Company Shares represented by ADSs) present and voting in person or by proxy as a single class at the Company Shareholders Meeting, is the only vote of the holders of any class or series of share capital of the Company that is necessary under the Cayman Companies Law and the Company’s articles of association to authorize and approve this Agreement, the Plan of Merger and the Merger and consummate the Merger.

Section 3.5 Non-Contravention; Secured Creditors. (a) The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate or conflict with any provision of the memorandum of association or articles of association of the Company, (ii) subject to obtaining such Consents set forth in Section 3.5 of the Company Disclosure Letter, violate, conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or cancellation of, or accelerate the performance required by, or result in a right of termination or acceleration under, or give rise to the loss of a material benefit under, any Contract to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound, (iii) assuming the Consents referred to in Section 3.5 of the Company Disclosure Letter are obtained or made and subject to obtaining the Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated hereby or the performance by the Company of its covenants and obligations hereunder.

(b) The Company does not have any secured creditors.

Section 3.6 Required Governmental Approvals. No consent, approval, permit, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for (a) the filing and registration of the Plan of Merger with the Registrar of Companies, (b) such filings and approvals as required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3, in connection with the transactions contemplated hereby, including the Merger (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”, and including the Proxy Statement, which shall be filed as an exhibit thereof and incorporated by reference thereto) and the furnishing of Form 6-K, (c) such filings as required for compliance with the rules and regulations of the NYSE, and (d) such other Consents, the failure of which to obtain would not have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated hereby or the ability of the Company to perform its covenants and obligations hereunder.

Section 3.7 Company Capitalization.

(a) The authorized share capital of the Company consists of 1,000,000,000 Company Shares (including Company Shares represented by ADSs). As of the close of business on March 31, 2014 (the “Measurement Date”): (i) 584,158,831 Company Shares (including Company Shares represented by ADSs and 151,437 Company Restricted Shares) were issued and outstanding; (ii) no Company Shares were held by the Company as treasury shares; and (iii) 45,898,638 Company Shares were issued to the Depositary and were being held in the Company’s name pending allocation upon exercise of any Company Share Awards granted pursuant to the Company Share Plans (and for the avoidance of doubt were not included in the number of issued and outstanding Company Shares set forth in clause (i)). From the Measurement Date until the date of this Agreement, other than in connection with the issuance of Ordinary Shares pursuant to the exercise of Company Options or settlement of Company RSUs, in each case, outstanding as of the Measurement Date, there has been no change in the number of issued and outstanding Ordinary Shares, the number of Ordinary Shares issuable upon the exercise of outstanding Company Options or the number of Ordinary Shares issuable upon settlement of outstanding Company RSUs. All outstanding Company Shares (including Company Shares represented by ADSs) are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights or similar rights to subscribe for or purchase securities.

(b) As of the Measurement Date, 92,633,735 Company Shares were reserved for future issuance pursuant to outstanding Company Options and Company RSUs. As of the Measurement Date, there were outstanding Company Options to purchase 85,293,900 Company Shares (including Company Shares represented by ADSs) and 7,339,835 Company Shares (including Company Shares represented by ADSs) underlying outstanding Company RSUs. Section 3.7(b) of the Company Disclosure Letter lists the holder as of the Measurement Date of each such Company Share Award and the number of shares subject to each such type.

(c) Except as set forth in this Section 3.7, as of the date hereof, there are (i) no authorized, issued or outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding subscriptions, options, warrants, rights or other commitments or agreements to acquire from the Company or that obligates the Company to issue any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, option, warrant, right, convertible or exchangeable security or other commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the shares of the Company, being referred to collectively as “Company Securities”), and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares (including Company Shares represented by ADSs) pursuant to the terms of the Company Share Plans.

Section 3.8 Subsidiaries.

(a) Section 3.8 of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of shareholders of each Subsidiary of the Company.

(b) All of the outstanding capital stock or registered capital (as the case may be) of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted. The outstanding share capital or registered capital, as the case may be, of each of the other entity in which the Company or any of its Subsidiaries owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each such entity owned directly or indirectly by the Company or any of its Subsidiaries is free and clear of all Liens (other than Permitted Liens). Each of the Company and its Subsidiaries has, the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all share capital or registered capital of their respective Subsidiaries and other entities as owned by them.

(c) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) subscriptions, options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligates the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities, except in connection with the VIE Agreements.

Section 3.9 Company SEC Reports. Since December 14, 2010, the Company has filed or furnished, as applicable, all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws (all such forms, reports and documents filed or furnished since December 14, 2010 and those filed or furnished subsequent to the date hereof, together with all exhibits and schedules and amendments thereto, the “Company SEC Reports”). As of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseded filing), (i) each Company SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed, and (ii) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, none of the Company SEC Reports is the subject of outstanding written SEC comments.

Section 3.10 Company Financial Statements; Sarbanes-Oxley; Internal Accounting Controls.

(a) The audited and unaudited consolidated financial statements (including, in each case, any notes and schedules thereto) of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (i) have complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be expressly indicated in the notes thereto or in the case of the unaudited statements, the exclusion of certain notes in accordance with the published rules promulgated by the SEC), and (iii) fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments that were not, or will not be, material in the aggregate).

(b) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to it.

(c) The Company maintains a process of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP. Neither the Company nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in its internal control over financial reporting, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(d) The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s chief executive officer and chief financial officer or other persons performing similar functions to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 3.11 No Undisclosed Liabilities; Absence of Certain Changes.

(a) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would be expected to result in such a liability or obligation, except for liabilities or obligations (i) as reflected or recorded on the Company Balance Sheet, (ii) incurred pursuant to this Agreement or in connection with the transactions contemplated hereunder, (iii) incurred since Company Balance Sheet Date in the ordinary course of business consistent with past practices or (iv) which would not have a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date through the date hereof, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred a Company Material Adverse Effect.

(c) Since the Company Balance Sheet Date through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 5.1(b) if such section had been in effect since the Company Balance Sheet Date.

Section 3.12 Material Contracts.

(a) Except for this Agreement and Contracts filed as exhibits to the Company SEC Reports, none of the Company or any of its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract relating to the purchase or sale of any Company Shares or other securities of the Company or any of the Company’s Subsidiaries that has a fair market value or purchase price of more than RMB 10,000,000 under which there are material rights or obligations outstanding;

(iii) any Contract granting a right of first refusal, first offer or first negotiation;

(iv) any joint venture contracts, strategic cooperation or partnership arrangements (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party (A) that are material to the business of the Company and its Subsidiaries, taken as a whole; (B) in which the Company owns more than a five percent (5%) voting or economic interest, or (C) which imposes on the Company or of its Subsidiaries any obligation of more than RMB 10,000,000 individually or RMB 20,000,000 in the aggregate;

(v) any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries (by merger, purchase or sale of assets or share or otherwise) that is material to the business of the Company and its Subsidiaries, taken as a whole and (A) that is entered into since January 1, 2013 or (B) if prior to that date, that have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(vi) any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 10,000,000;

(vii) any non-competition Contract or other Contract that purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants exclusive rights to the counterparty thereto in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(viii) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(ix) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(x) any VIE Agreement;

(xi) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer of the Company, any Person beneficially owning five percent (5%) or more of the Company Shares (or their respective Affiliates), on the other, under which there are material rights or obligations outstanding;

(xii) each Contract providing for any earn-out payment payable by the Company or any of its Subsidiaries to any third party after the date hereof;

(xiii) any Contract providing for any change of control or similar payments in excess of RMB 10,000,000; or

(xiv) other than licenses for non-customized, off-the-shelf and generally commercially available software, any other Contracts, whether or not made in the ordinary course of business, which are material to the Company, any of its Subsidiaries, or the conduct of their respective business, or the absence of which would have a Company Material Adverse Effect.

Each such Contract described in clauses (i) to (xiv) above, together with those Contracts required to be disclosed in Section 3.13(c) of the Company Disclosure Letter, is referred to herein as a “Material Contract.”

(b) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity. Neither the Company nor any of its Subsidiaries that is a party to a Material Contract, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that have not had a Company Material Adverse Effect.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter includes a complete list of (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) Internet domain names, and (iv) copyright registrations and pending copyright applications, in each case, that are owned by the Company and its Subsidiaries as of the date hereof and material to the operation of the business of the Company and its Subsidiaries as presently conducted. The Company or its Subsidiaries exclusively own the Intellectual Property set forth on Section 3.13(a) of the Company Disclosure Letter, and, except as would not have a Company Material Adverse Effect, such Intellectual Property is subsisting and, to the Knowledge of the Company and with respect to registered Intellectual Property, valid and enforceable.

(b) (i) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by a third party, (ii) there is no pending Legal Proceeding by a third party against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written notice of a pending claim asserted by a third party (including any demands or unsolicited offers to license Intellectual Property) against the Company, alleging that the Company or any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by such third party, and (iii) to the Knowledge of the Company, no third party is infringing or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries. This Section 3.13(b) sets forth the only representations and warranties of the Company with respect to any infringement or misappropriation of Intellectual Property.

(c) To the Knowledge of the Company, the Company and its Subsidiaries own or have adequate licenses or other rights to use (with respect to any such owned Intellectual Property, free and clear of any Liens (other than Permitted Liens)), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted. The Company and its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all material Trade Secrets owned by the Company and its Subsidiaries. Except as would not have a Company Material Adverse Effect: (i) the Company or its Subsidiaries has valid written assignments from all current or former employees, consultants or contractors who have participated in, were involved in, or who contributed to the creation or development of any Intellectual Property for or on behalf of the Company or its Subsidiaries, and (ii) such assignments validly assign to the Company or one of its Subsidiaries all rights, title and interest of such employees, consultants or contractors in and to any such contributions that the Company or its Subsidiaries do not already own by operation of law. Neither the Company nor any of its Subsidiaries has any material obligations to any current or former officers, employees, consultants or independent contractors with respect to any Intellectual Property owned by the Company or its Subsidiaries. Except as would not have a Company Material Adverse Effect: (i) the software, information technology systems, servers, computers, hardware, firmware, middleware, telecommunication networks, data communications lines, routers, hubs and switches and all other information technology equipment, and all associated documentation used by the Company or any of its Subsidiaries are adequate for the operation of the Company’s and its Subsidiaries’ businesses as currently conducted, and (ii) the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology. Immediately subsequent to the Effective Time, the material Intellectual Property that is used by the Company or its Subsidiaries immediately prior to the Effective Time shall be owned by or available for use by the Surviving Corporation and its Subsidiaries on terms and conditions materially identical or similar to those under which the Company and its Subsidiaries owned or used such Intellectual Property immediately prior to the Effective Time. Section 3.13(c) of the Company Disclosure Letter includes a complete list of all material Contracts under which a third party grants to or receives from the Company or any of its Subsidiaries any right (including a license, covenant not to sue, release or immunity) in, under or to Intellectual Property, excluding (x) licenses for non-customized, off-the-shelf, generally commercially available software, and (y) non-exclusive rights granted to customers, vendors, suppliers, distributors, resellers, services providers, contractors or consultants in the ordinary course of business.

Section 3.14 Employee Benefits and Labor

(a) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable Law with respect to any employee benefit plan or compensation plan, program, policy, arrangement or agreement maintained or contributed to by the Company and its Subsidiaries and under which current or former employees of the Company or its Subsidiaries participate.

(c) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable labor and employment Law. Neither the Company nor its Subsidiaries is a party to any collective bargaining or other agreement with respect to its employees with any labor union, nor, to the Knowledge of the Company, have there been any recent attempts by a labor union to organize the employees of the Company or any of its Subsidiaries, and as of the date of this Agreement, there is no material labor strike, labor disturbance or work stoppage pending against the Company or any of its Subsidiaries.

(d) (i) There is no material dispute pending, or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former employees, and (ii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees.

Section 3.15 Real Property; Title to Assets.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth all of the real property owned by the Company or its Subsidiaries (the “Owned Real Property”). The Company or its Subsidiary holds good and valid title to, or valid land use rights with respect to, each parcel of Owned Real Property, free and clear of any Liens other than Permitted Liens.

(b) All leases and subleases of real property and all modifications, amendments and supplements thereto to which the Company or any of its Subsidiaries is a party (collectively, the “Real Property Leases”) that are material to the business of the Company and its Subsidiaries taken as a whole (the “Leased Real Property”) are in full force and effect, are valid and, effective in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of generally applicability relating to or affecting creditors’ rights and to general principles of equity, and there is not, under any of such Real Property Leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the Knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises, except as would not have a Company Material Adverse Effect. Each of the Company and the Subsidiaries has good and valid leasehold or subleasehold interests in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Liens, except as would not have a Company Material Adverse Effect. No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder by the Company or any of its Subsidiaries.

Section 3.16 Tax Matters. Except as has not had a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws, (ii) have paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company SEC Reports for the payment of, all Taxes required to be paid through the Company Balance Sheet Date, and (iii) have not incurred any liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice. No claim has ever been made by any authority in a jurisdiction where neither the Company nor its Subsidiaries file Tax Returns that the Company or its Subsidiaries are or may be subject to taxation by that jurisdiction. No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes. All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Authority.

(b) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authority. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s Knowledge, threatened. The transactions contemplated hereby will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments, and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 3.17 Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, certificates, orders, consents, approvals and franchises from Governmental Authorities for each of them to own, lease, operate and use its properties and assets or required to conduct their businesses as currently conducted (“Permits”). All the Permits are in full force and effect in all material respects, no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened and each of the Company and its Subsidiaries is in compliance with the terms of the Permits, except for such noncompliance, suspensions or cancellations that have not had a Company Material Adverse Effect. No material Permit will cease to be effective as a result of the transactions contemplated hereby.

Section 3.18 Compliance with Laws.

(a) The Company and each of its Subsidiaries are in compliance in all material respects with all Law and Orders applicable to the Company or its Subsidiaries. No representation or warranty is made in this Section 3.18 with respect to compliance with the Exchange Act, to the extent such compliance is covered in Section 3.6 and Section 3.9.

(b) None of the Company, any of its Subsidiaries nor any director or officer, nor, to the Knowledge of the Company, any agent or representative acting on behalf of the Company or of its Subsidiaries has, in connection with the Company or its Subsidiaries, violated the FCPA or made a material violation of any other Applicable Anti-bribery Law. To the Company’s Knowledge, neither the Company nor its Subsidiaries has received any communication related to actual or alleged violations of any Applicable Anti-bribery Law by the Company or any of its Subsidiaries, or any representative thereof. Neither the Company nor its Subsidiaries is conducting an investigation related to an actual or alleged violation of the Applicable Anti-bribery Laws by the Company or any of its Subsidiaries. The Company and its Subsidiaries have implemented and maintain reasonable policies and procedures designed to ensure compliance with the Applicable Anti-bribery Laws.

(c) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director or officer of the Company or any of its Subsidiaries is currently a person with whom dealings are prohibited under any U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(d) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.19 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective shares, security, equity interest, properties or assets of the Company or any of its Subsidiaries that has had a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any share, security, equity interest, property or assets of the Company or any of its Subsidiaries is subject to any outstanding Order of, settlement agreement or other similar written agreement with, or any investigation by any Governmental Authority that is pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their shares, securities, equity interests, properties or assets, in each case, that is material to the Company and its Subsidiaries taken as a whole.

Section 3.20 Interested Party Transactions. None of the directors or officers of the Company or individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company and its Subsidiaries taken as a whole, has been since the Balance Sheet Date, or is presently, a party to any transaction with the Company or any of its Subsidiaries which (i) would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers or directors) or (ii) is otherwise material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director or officer), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officers or directors or, to the Company’s Knowledge, any entity in which any such officer or director is an officer or director or owns five percent (5%) or more of the outstanding voting stock other than for (a) payment of salary or fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including share award agreements under any share incentive plan of Company.

Section 3.21 Customers. Section 3.21 of the Company Disclosure Letter sets forth a true, correct and complete list of the ten largest customers of the Company and its Subsidiaries (based on sales from January 1, 2013 through the date of this Agreement). The Company has not received, as of the date of this Agreement, any written notice from any such customer that such customer intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or its relevant Subsidiary.

Section 3.22 Solvency

(a) Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy Legal Proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.

(b) The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be, Insolvent.

(c) Neither the Company nor any of its Subsidiaries is in default in any material respect with respect to any indebtedness for borrowed money.

Section 3.23 Anti-takeover Statutes. The Company is not a party to any shareholder rights plan, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the transactions contemplated hereby other than the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association.

Section 3.24 Opinion of Financial Advisor. The Special Committee received the opinion of Goldman Sachs (Asia) L.L.C., financial advisor to the Special Committee, to the effect that, as of the date of such opinion and subject to and based upon the various qualifications and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Company Shares and the Per ADS Merger Consideration to be received by the holders of ADSs (in each case, other than the Rollover Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement; provided that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates (other than any Company Related Party).

Section 3.25 Brokers. No agent, broker, finder or investment banker (other than Goldman Sachs (Asia) L.L.C.) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Affiliates (excluding any Parent Related Party).

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information in connection with the transactions contemplated hereby provided or made available to Parent, Merger Sub, their Affiliates or any of their Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization; Good Standing. Parent is a BVI business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is an exempted company with limited liability duly incorporated and validly existing under the Laws of the Cayman Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect. Parent has delivered or made available to the Company complete and correct copies of the memorandum of association and articles of association as amended to date, of Parent and Merger Sub.

Section 4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby (other than the filings, notifications and other obligations and actions described in Section 4.4). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3 Non-Contravention; Secured Creditors. (a) The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the memorandum of association and articles of association of Parent or Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Consents referred to in Section 4.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have a Parent Material Adverse Effect.

(b) Merger Sub does not have any secured creditors.

Section 4.4 Required Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent or Merger Sub in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (a) the filing and registration of the Plan of Merger with the Registrar of Companies, and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and the filing of the Proxy Statement and the Schedule 13E-3, and (c) such other Consents, the failure of which to obtain would not have a Parent Material Adverse Effect.

Section 4.5 Litigation. As of the date hereof, (i) there is no Legal Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against or affecting Parent or Merger Sub or any of their respective properties, and (ii) neither Parent nor Merger Sub is subject to any outstanding Order, in either case, that would have a Parent Material Adverse Effect.

Section 4.6 Ownership of Company Share Capital. As of the date hereof, other than as a result of this Agreement and the Support Agreement, neither Parent nor any of its Subsidiaries owns (beneficially or of record) any Company Shares (including Company Shares represented by ADSs) or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company).

Section 4.7 Brokers. Except for Lazard Asia (Hong Kong) Limited, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.8 Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities or have incurred any liabilities or obligations other than as contemplated by this Agreement and the Buyer Group Contracts or incurred in connection with its formation.

Section 4.9 Capitalization of Merger Sub. The authorized share capital of Merger Sub consists of 50,000 shares, par value $1.00 per share, one share of which are validly issued and outstanding. Parent owns one hundred percent (100%) of the issued and outstanding share capital of Merger Sub.

Section 4.10 Financing.

(a) Parent has delivered to the Company true, complete and correct copies of (i) an executed commitment letter, dated as of the date hereof, from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.2, the “Debt Commitment Letter”) confirming its commitment, subject to the terms and conditions therein (until such time as the parties thereto enter into the facility agreement on the terms set out in the Debt Commitment Letter (the “Facility Agreement”), in which case thereafter, pursuant to such Facility Agreement), to provide or cause to be provided the aggregate debt amounts set forth therein for the purpose of financing the transactions contemplated by this Agreement, including the Merger (the “Debt Financing”), (ii) an executed equity commitment letter, dated the date hereof, between China Special Opportunities Fund III, LP (the “Sponsor”) and Holdco and an executed equity commitment letter, dated the date hereof, between Mr. Tianwen Liu and Holdco (collectively, as may be amended, supplemented or otherwise modified from time to time, the “Equity Commitment Letters”) pursuant to which the Sponsor and Mr. Tianwen Liu have committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Holdco up to the aggregate amount set forth therein (the “Equity Financing”), and (iii) the Support Agreement (together with the Debt Commitment Letter (until such time as the parties thereto enter into the Facility Agreement), the Facility Agreement and the Equity Commitment Letters, the “Financing Commitments”) pursuant to which, subject to the terms and conditions therein, the Rollover Shareholders have committed to contribute to Holdco, immediately prior to the Effective Time, the number of Company Shares (including Company Shares represented by ADSs) set forth therein and to consummate the transactions contemplated by this Agreement, including the Merger (together with the Debt Financing and the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Debt Financing (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical and percentage fee amounts and payment dates provided therein) (any such fee letter, a “Fee Letter”).

(b) As of the date hereof, (i) the Financing Commitments, in the form so delivered, are in full force and effect and are the legal, valid and binding obligations of Holdco, Parent and Merger Sub and, to the knowledge of Parent, of the other parties thereto, enforceable in accordance with the terms and conditions thereof, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity; (ii) none of the Financing Commitments have been amended or modified and to Parent’s knowledge, no such amendment or modification is contemplated; (iii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and, to Parent’s knowledge, no such withdrawal, termination or rescission is contemplated, provided that Parent and Merger Sub may replace, amend or supplement the Financing Commitments to the extent permitted by Section 6.2 and (iv) neither Holdco, Parent nor Merger Sub is in breach or default under the Financing Commitments. Assuming (i) the Available Company Cash shall equal or exceed the Required Available Cash Amount and (ii) the Financing is funded in accordance with the Financing Commitments, Parent and Merger Sub will have sufficient funds at the Effective Time to (1) consummate the transactions contemplated by this Agreement, including the Merger, on the terms contemplated by this Agreement, and (2) pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date of this Agreement, and subject to the accuracy of the representations and warranties of the Company set forth in Article III and compliance by the Company with its obligations hereunder, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the transactions contemplated by this Agreement, including the Merger. The Equity Commitment Letters provide that the Company is a third party beneficiary thereto with respect to the provisions therein. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments that are due and payable prior to the date hereof. There are no side letters that impact the conditionality of the Financing or other agreements to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Commitments, (ii) any Fee Letter, and (iii) any customary engagement letter(s) and non-disclosure agreement(s) that do not impact the conditionality or amount of the Financing.

(c) Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of each Guarantor, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under the Limited Guarantee.

Section 4.11 Shareholder and Management Arrangements. Except as disclosed in this Agreement and in Section 4.11 of the Parent Disclosure Letter, neither Parent nor Merger Sub, nor any of their respective Affiliates (other than any Company Related Party), is a party to any Contracts, or has made or entered into any arrangements or other understandings with any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries (other than any Parent Related Party) relating to this Agreement, the Merger or any other transactions contemplated by this Agreement. Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract (if any).

Section 4.12 Solvency. Neither Parent and Merger Sub has taken any steps to seek protection pursuant to any bankruptcy Law nor does Parent or Merger Sub have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy Legal Proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be, Insolvent. Neither Parent nor Merger Sub is in default in any material respect with respect to any indebtedness.

Section 4.13 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business or operations, including with respect to any information in connection with the transactions contemplated hereby provided or made available to the Company or any of its Subsidiaries, their Affiliates or any of their Representatives.

Section 4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives or advisors, Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), (c) that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect thereto and (d) that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans); provided that, nothing contain in this Section 4.14 shall be deemed to limit the representations and warranties of the Company set forth in Article III.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Conduct of Business.

(a) Except as (i) expressly contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(a) of the Company Disclosure Letter, or (iv) approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and each of its Subsidiaries shall (A) carry on its business in the ordinary course, and (B) use its reasonable best efforts to preserve substantially intact its current business organization, and to keep available the service of its current officers, employees, consultants, contractors, subcontractors and agents, and preserve the current relationships of the Company and each of its Subsidiaries with material customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has significant business relations, in each case consistent with past practice.

(b) Except as (i) contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(b) of the Company Disclosure Letter, or (iv) approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i) amend its memorandum of association, articles of association or comparable organizational documents;

(ii) issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or agree or commit or authorize to issue, sell, pledge, dispose of, transfer, deliver, grant or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities or any obligation described in Section 3.7(c)(v), except for the issuance and sale of Company Shares (including Company Shares represented by ADSs) pursuant to Company Share Awards outstanding as of the date hereof;

(iii) directly or indirectly acquire, repurchase or redeem any Company Securities or enter into any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except as required in connection with Tax withholdings and settlements upon the exercise or vesting of Company Share Awards outstanding as of the date hereof consistent with past practice;

(iv) (A) split, combine, subdivide or reclassify any shares, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares, or make any other actual, constructive or deemed distribution in respect of shares, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for the transactions contemplated by this Agreement;

(vi) (A) incur, modify, renew or assume any long-term or short-term debt for borrowed monies or issue any debt securities, except for debt incurred in the ordinary course of business under letters of credit, lines of credit of other credit facilities or arrangements in effect on the date hereof or issuance or repayment of commercial paper in the ordinary course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries, taken as a whole, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of RMB10,000,000 individually or RMB 20,000,000 in the aggregate, except with respect to obligations of direct or indirect Subsidiaries of the Company, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any of its direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries in an aggregate amount not in excess of RMB 20,000,000, or (D) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(vii) except as may be required by applicable Law or the terms of any employee benefit plan as in effect on the date hereof, (A) enter into, adopt, amend (including acceleration of vesting), extend, modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any officer or employee in any manner, except in any such case (1) in connection with the hiring of new officers or employees in the ordinary course of business consistent with past practice, and (2) in connection with the promotion of officers or employees in the ordinary course of business consistent with past practice, or (B) increase the compensation payable or to become payable to any officer or employee, pay or agree to pay any special bonus or special remuneration to any officer or employee, or pay or agree to pay any compensation or benefit not required by any plan or arrangement as in effect as of the date hereof, except, with respect to non-executive employees, in the ordinary course of business consistent with past practice;

(viii) except as required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles, policies, procedures or practices used by it;

(ix) (A) make, change or rescind any material Tax election, (B) settle or compromise any material income Tax liability, or (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, (D) amend any income or other material Tax Return, in each case to the extent such election, settlement, compromise, extension, waiver, amendment or other action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;

(x) (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or division thereof or any equity interest therein; (B) sell, lease, allow to lapse, or otherwise dispose of any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole, or in any transaction or related series of transactions, in excess of RMB 10,000,000 (other than (x) grant of non-exclusive rights (including licenses, sublicenses, covenants not to sue, releases or immunities) in, under or to Intellectual Property in the ordinary course of business consistent with past practice, or (y) abandonment or permission to lapse of immaterial Intellectual Property in accordance with reasonable business judgment of the Company or its Subsidiaries or the expiration of Intellectual Property) or (C) authorize any new capital expenditure or expenditures which, individually, is in excess of RMB 10,000,000 or, in the aggregate, are in excess of RMB 20,000,000;

(xi) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the Company Balance Sheet as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(xii) settle or compromise any pending or threatened Legal Proceeding relating to the transactions contemplated hereby;

(xiii) (A) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (B) enter into a new Contract that (x) would be a Material Contract if in existence as of the date of this Agreement or (y) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (C) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(xiv) fail to make in a timely manner any filings or registrations with (i) the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or (ii) any other Governmental Authority;

(xv) create any new joint venture material to the Company and its Subsidiaries, taken as a whole;

(xvi) adopt, propose, effect or implement any “shareholder rights plan,” “poison pill” or similar arrangement; or

(xvii) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2 No Solicitation.

(a) Subject to Section 5.2(b), the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or encourage, facilitate or assist, any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate in, continue or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) agree to, approve, endorse or recommend an Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle, merger agreement or other similar agreement with respect to an Acquisition Proposal (in each case, other than as permitted pursuant to Section 5.3(c)), (v) authorize or permit any Representatives of the Company or any of its Subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in the preceding clauses (i) through (iv) of this Section 5.2(a), or (vi) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal.

(b) Notwithstanding anything to the contrary set forth in Section 5.2(a), prior to the time the Shareholder Approval is obtained, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of Section 5.2(a) and that has not been withdrawn, (i) the Company Board (acting through the Special Committee, if in existence), may, directly or indirectly through the Company’s Representatives, contact such Person to clarify and understand the terms and conditions thereof in order to assess whether such Acquisition Proposal is or would, or would reasonably be expected to, result in a Superior Proposal, and (ii) if the Company Board has (A) determined, in its good faith judgment, upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and outside legal counsel), that such Acquisition Proposal is or would reasonably be expected to result in a Superior Proposal and (B) determined, in its good faith judgment upon the recommendation of the Special Committee (upon advice by outside legal counsel), that, in light of such Acquisition Proposal, failure to enter into discussions with or furnish such information to the Person who made such Acquisition Proposal would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, then the Company and its Representatives may (x) participate or engage in discussions or negotiations with the Person that has made such Acquisition Proposal or (y) furnish to the Person making such Acquisition Proposal any information (including non-public information) relating to the Company or any of its Subsidiaries; provided that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of, any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a prompt basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) obtain from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and (3) concurrently give Parent a copy of any information delivered to such Person that was not previously provided to Parent. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date hereof that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the material information described in this Section 5.2(b) to Parent.

Section 5.3 Company Board Recommendation.

(a) Subject to the terms of Section 5.3(b), Section 5.3(c), Section 5.3(d) and Section 5.3(e), the Company Board shall recommend that the Company Shareholders approve this Agreement, the Plan of Merger and the Merger (the “Company Board Recommendation”).

(b) Neither the Company Board nor any committee thereof (including the Special Committee) shall (i) (A) fail to make a Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw (or not continue to make), qualify or modify, or propose to withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Acquisition Proposal, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in clauses (A) through (E) being referred to as a “Company Board Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (each, an “Alternative Acquisition Agreement”).

(c) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the time the Shareholder Approval is obtained, if the Company has received a written, bona fide Acquisition Proposal that did not arise or result from a breach of Section 5.2(a), that is not withdrawn and that the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), in its good faith judgment constitutes a Superior Proposal, the Company Board may, upon recommendation of Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), (x) make a Company Board Recommendation Change, and/or (y) authorize the Company to terminate this Agreement pursuant to Section 9.1(e) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), in its good faith judgment, failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law; provided, that (A) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change (which notice shall advise Parent that the Company Board has received a Superior Proposal, describe in reasonable detail the reasons for such Company Board Recommendation Change, specify the material terms and conditions of such Superior Proposal and identify the person making such Superior Proposal) (a “Recommendation Change Notice”, it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement), (B) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Negotiation Period”), (C) during the Negotiation Period, the Company shall have negotiated with, and directed its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Commitments, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any amendment to the terms of such Superior Proposal during the Negotiation Period shall require a new Recommendation Change Notice of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period that satisfies this Section 5.3(b)), and (D) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), that the Acquisition Proposal giving rise to the Recommendation Change Notice continues to constitute a Superior Proposal and that failure to take any of the actions referenced in subsection (x) or (y) herein would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

(d) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the time the Shareholder Approval is obtained, if an Intervening Event has occurred and the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), in its good faith judgment that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, the Company Board may make a Company Board Recommendation Change; provided that the Company Board shall not make such Company Board Recommendation Change unless (i) the Company has provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action, (ii) during such five (5) Business Day period, if requested by Parent, the Company has engaged with, and has directed its Representatives to engage with, Parent and its Representatives in good faith negotiations to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Commitments in such a manner that obviates the need for such Company Board Recommendation Change and (iii) following the end of such five (5) Business Day period, the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), that failure to make a Company Board Recommendation Change would still reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

(e) Nothing contained in this Section 5.3 shall prohibit the Company Board or the Special Committee, if in existence, from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect of the Company Board Recommendation, or if such disclosure includes a Company Board Recommendation Change or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 9.1(i) (it being understood that a statement by the Company that factually describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Company Board Recommendation Change).

Section 5.4 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall (a) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the offices, properties, books and records and personnel of the Company and its Subsidiaries and (b) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) such documents or information are subject to any attorney-client privilege, work product doctrine or other legal privilege applicable to such documents or information, or (iii) access to a Contract entered into prior to the date of this Agreement to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; provided further that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement and the Company shall use its reasonable best efforts to cause the documents and/or information referenced in subsections (a), (b) and (c) to be provided in a manner that would not result in the violation of such Laws, the jeopardizing of any such privileges, or the violation or breach, or giving rise to a right of termination or acceleration, of such Contracts, as the case may be. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5 Certain Litigation. Each party hereto shall promptly advise the other parties hereto of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to the Indemnified Person as the indemnification, exculpation and advancement of expenses provisions contained in the articles of association (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof and during such six (6)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Without limiting the generality of the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises out of or pertains to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time, or (ii) any of the transactions contemplated by this Agreement; provided that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved; provided, further, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law and subject to this Agreement, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time if the Surviving Corporation reasonably determines that no conflict of interest exists between Parent and the Surviving Corporation, on the one hand, and the Indemnified Person, on the other, (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, and (C) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel retained by an Indemnified Person, promptly after statements therefor are received, in each case of the foregoing clauses (B) and (C), whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither the Surviving Corporation nor Parent shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnified Parties shall cooperate in the defense of any Legal Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time); provided that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the annual premium of the D&O Insurance paid by the Company for the year of 2013 (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided further that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase, for an amount not to exceed six (6) times of the Maximum Annual Premium (in the case of a lump sum payment), a six (6)-year “tail” prepaid policy on terms and conditions providing substantially equivalent benefits as the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.1.

(e) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and legal representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and legal representatives). Each of the Indemnified Persons and their heirs and legal representatives are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons and their heirs and legal representatives under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 6.3 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, including by (i) maintaining in effect the Financing Commitments, (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Commitments that are within their control, including without limitation paying when due all commitment fees and other fees arising under the Financing Commitments as and when they become due and payable thereunder, (iii) consummating the financing contemplated by the Financing Commitments at or prior to the Closing and (iv) enforcing its rights under the Financing Commitments.

(b) The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”). The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing.

(c) If any portion of the Financing or the Available Company Cash Financing becomes, or is reasonably expected to be, unavailable on the terms and conditions contemplated by the Financing Commitments and by this Agreement, Parent and Merger Sub shall promptly notify the Company (in the case of the Available Company Cash Financing, the Company shall so notify Parent) and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources, in an aggregate amount sufficient, when added to any funds that are available under the Available Company Cash Financing and the Financing Commitments, to consummate the transactions contemplated hereby, and to enter into definitive agreements with respect thereto (the “Alternative Financing Documents”), with terms and conditions (including with respect to conditionality) that are no less favorable, in the aggregate, from the standpoint of Parent in any material respect than the terms and conditions (including with respect to conditionality) set forth in the Financing Commitments and by this Agreement as promptly as practicable following the occurrence of such event (the “Alternative Financing”). If Parent becomes aware of the existence of any fact or event that would reasonably be expected to cause the Debt Financing to become unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Parent and Merger Sub shall use their reasonable best efforts to either cure or eliminate such fact or event, or to arrange and obtain the Alternative Financing. Parent shall promptly provide a true, correct and complete copy of each alternative financing agreement (together with a redacted copy of any related fee letter) to the Company.

(d) Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Financing Commitments without the prior written consent of the Company (or, if in existence, the Special Committee) if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or additional Financing is otherwise made available to fund such fees or original issue discount), or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provisions of the Financing Commitments, in each case, that would reasonably be expected to have a Parent Material Adverse Effect. Parent shall promptly notify the Company of (A) the expiration or termination (or attempted or purported termination, whether or not valid) of any Financing Commitment, (B) any breach of any material provisions of any of the Financing Commitments by any party thereto of which Parent becomes aware; or (C) any refusal by the parties to the Financing Commitments to provide or any stated intent by the parties to the Financing Commitments to refuse to provide the Financing contemplated by the Financing Commitments.

(e) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to provide to Parent and Merger Sub (at Parent’s sole cost and expense) any cooperation reasonably requested by Parent and Merger Sub in connection with the arrangement of the Debt Financing and any Alternative Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which cooperation shall include at the request of the Debt Financing and/or Alternative Financing sources, using reasonable best efforts to (i) deliver officer’s and other certificates as reasonably required by the Financing sources and as are, in the good faith determination of the Persons executing such certificates, accurate, (ii) execute and deliver any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, or other ancillary documentation as may be requested by Parent or its Representatives or otherwise facilitate the pledging of collateral, the delivery of pay-off letters and other cooperation in connection with the pay-off of the Company’s or its Subsidiaries’ existing indebtedness and release of all related Liens, provided, however, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at the Effective Time, (iii) take all actions reasonably necessary to (A) permit advisors, consultants and accountants of Parent or its Debt Financing and/or Alternative Financing sources to evaluate the Company’s assets, liabilities, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral eligibility and values and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (iv) furnish Parent, Merger Sub and their respective Representatives promptly with all documentation and other information required with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, (v) provide Parent and the Debt Financing and/or Alternative Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent or the Financing sources and is customary in connection with the Financing, (vi) make the Company’s executive officers and other senior employees reasonably available to assist the Financing sources, (vii) obtain accountants’ comfort letters, legal opinions, surveys, appraisals, environmental reports and title insurance as may be reasonably requested by Parent, and (viii) take all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Debt Financing and/or Alternative Financing. Neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing and/or Alternative Financing prior to the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or Alternative Financing.

(f) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing or, if applicable, the Alternative Financing and any information utilized in connection therewith, except in the event such liabilities or losses arise out of or result from the willful misconduct of the Company.

Section 6.4 Stock Exchange De-Listing. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to cause the ADSs to be de-listed from the NYSE and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (a) cause the conditions set forth in Article VIII to be satisfied; and (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger or the transactions contemplated hereby. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action that, or fail to take any action if such failure, is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

Section 7.2 Regulatory Filings.

(a) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company shall, and shall direct its Affiliates to, on the other hand, promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(b) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not expressly contemplated by this Agreement are required to be or should be made, and whether any other consents, approvals, permits or authorizations not expressly contemplated by this Agreement are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(c) Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub and the Company agrees, and shall cause each of its Subsidiaries, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any antitrust Law, and to enable all waiting periods under any antitrust Law to expire, and to avoid or eliminate each and every impediment under any antitrust Law asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority and (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Section 7.3 Preparation of Proxy Statements and Schedule 13E-3; Company Shareholders Meeting.

(a) As promptly as practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall, in accordance with applicable Law, (i) prepare and cause to be filed with the SEC as an exhibit to the Schedule 13E-3 the proxy statement relating to the Company Shareholders Meeting with respect to this Agreement and the Plan of Merger and the transactions contemplated by this Agreement (as amended or supplemented from time to time, the “Proxy Statement”); and (ii) cause to be mailed to the Company Shareholders the Proxy Statement at the earliest practicable date after the date that the SEC confirms it has no further comments to the Schedule 13E-3. Parent and Merger Sub shall as promptly as practicable furnish all information as the Company may reasonably request and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the preparation of the Proxy Statement and the other actions to be taken by the Company under this Section 7.3(a). The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement prior to mailing the Proxy Statement to the shareholders or any amendments or supplements thereto.

(b) The Company and Parent shall cooperate to, (i) concurrently with the preparation of the Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested by the other party in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; (iv) have cleared by the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting.

(c) The Company shall, in accordance with applicable Law, notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Schedule 13E-3 or the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Schedule 13E-3 or the Proxy Statement. The Company shall give Parent a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Schedule 13E-3 or the Proxy Statement prior to transmission to the SEC or its staff and shall not, unless required by Law, transmit any such material to which Parent reasonably objects. If the Company, Parent or Merger Sub discovers at any time prior to the Effective Time any information that, pursuant to the Exchange Act, is required to be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, then the party which discovers such information shall promptly notify the other party and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by applicable Law.

(d) The Company, on the one hand, and Parent, on the other hand, will cause the information with respect to, supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries, or Parent or Merger Sub, as the case may be, for inclusion or incorporation by reference in (a) the Schedule 13E-3 will not, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement will not, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) The Company shall (i) in accordance with applicable Law and the memorandum and articles of association of the Company, establish a record date for and duly call and convene an extraordinary general meeting of the Company Shareholders (the “Company Shareholders Meeting”) as promptly as practicable following the date hereof for the purposes of considering and, if thought fit by the Company Shareholders, passing resolutions to authorize and approve this Agreement, the Plan of Merger and the Merger, (ii) use reasonable best efforts to solicit the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Company Shareholders and (iii) include in the Proxy Statement the Company Board Recommendation. Notwithstanding the foregoing, the Company may adjourn the Company Shareholders Meeting: (1) with the consent of Parent (which consent shall not be withheld if such adjournment is required by applicable Law); (2) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares (including Company Shares represented by ADSs) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; or (3) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Shareholders prior to the Company Shareholders Meeting. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Except as permitted by Section 5.3, the Company Board shall not effect a Company Board Recommendation Change.

(f) Notwithstanding the foregoing or anything else herein to the contrary, in the event that subsequent to the date hereof, the Company Board makes a Company Board Recommendation Change in accordance with Section 5.3, the Company shall nevertheless submit this Agreement to the holders of the Company Shares for approval at the Company Shareholders Meeting in accordance with this Section 7.3, unless this Agreement shall have been terminated by the Company in accordance with Section 9.1(e) prior to the Company Shareholders Meeting at which a vote is taken on this Agreement, the Plan of Merger and the Merger.

(g) Unless this Agreement has been terminated in accordance with its terms or the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall, at the Company Shareholders Meeting, vote, or cause their respective Affiliates that own Ordinary Shares to vote, all Ordinary Shares for which Parent, Merger Sub or such Affiliates, as applicable, have voting power, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Merger.

Section 7.4 Anti-Takeover Laws. In the event that any anti-takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

Section 7.5 Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (including the final form and content of any such release or announcement, as well as the timing of any such release or announcement); provided that the restrictions set forth in this Section 7.5 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Company Board Recommendation Change made in accordance with Section 5.3(c).

Section 7.6 Actions Taken at Direction of Parent/Rollover Shareholders; Knowledge of Parent/Rollover Shareholders. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction of Parent and all Rollover Shareholders without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 9.1, (b) claim that the condition to the obligations of Parent and Merger Sub set forth in Section 8.2 has failed to be satisfied, or (c) claim any damage or seek any other remedy at law or in equity, in each case for any breach of or inaccuracy in the representations and warranties made by the Company in Article III to the extent each Rollover Shareholder has actual knowledge of such breach or inaccuracy as of the date hereof.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company (subject to the approval of the Special Committee), prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. The Company shall have received the Shareholder Approval.

(b) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations, or (ii) issued or granted any Order that has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.4 shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 3.7 shall be true and correct in all respects (except for de minimis inaccuracies), as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iii) each of the other representations and warranties of the Company set forth in Article III (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect” or any words of similar import set forth therein), shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any failure to be so true and correct which has not had a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the material obligations that are to be performed by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) through Section 8.2(b) have been satisfied.

Section 8.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company, subject to the approval of the Special Committee:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except (i) for any failure to be so true and correct which has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect and (ii) for changes contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the material obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), by mutual written agreement of Parent and the Company (acting through the Special Committee, if in existence); or

(b) by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that the Effective Time shall not have occurred on or before April 18 2015, (such date referred to herein as the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose breach or failure to fulfill any of its obligations hereunder has been the principal cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(c) by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time, in the event that the Company Shareholders Meeting at which a vote is taken on this Agreement, the Plan of Merger and the Merger shall have been held and the Company shall have failed to obtain the Shareholder Approval at such Company Shareholders Meeting or at any adjournment thereof; or

(d) by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time, in the event that any Law or Order having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any party if the issuance of such final, non-appealable Law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement; or

(e) by the Company (acting through the Special Committee, if in existence), in the event that: (i) the Company Board (acting through the Special Committee, if in existence) shall have authorized the Company, subject to complying with the covenants and agreements in Section 5.3(c), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (iii) concurrently with such termination the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 9.3(b); or

(f) by the Company (acting through the Special Committee, if in existence), at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement (A) such that any of the conditions set forth in Section 8.1 or Section 8.3 would not be satisfied and (B) such breach cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days after Parent has received written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(f) and the basis for such termination (or, if earlier, the Outside Date); or

(g) by the Company (acting through the Special Committee, if in existence), in the event that (i) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (excluding conditions that by their terms are to be satisfied on the Closing Date but subject to their satisfaction or waiver by the party having the benefit thereof), (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied or waived and it is ready, willing and able to consummate the Closing on or prior to the date the Closing should have occurred pursuant to Section 2.2 and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date the Closing should have occurred; or

(h) subject to Section 7.6, by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied, and (ii) (A) the Company shall have breached any of its representations, warranties or covenants under this Agreement (other than Section 5.2, Section 5.3 and Section 7.3) (x) such that any of the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and (y) such breach cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days after the Company has received written notice of such breach from Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 9.1(f) and the basis for such termination (or, if earlier, the Outside Date); or (B) the Company shall have breached any of its obligations under Section 5.2, Section 5.3 or Section 7.3 (x) such that any of the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and (y) such breach or failure to perform cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within five (5) days after the Company has received written notice of such breach from Parent (or, if earlier, the Outside Date); or

(i) by Parent, in the event that the Company Board or the Special Committee shall have (i) failed to include the Company Board Recommendation in the Proxy Statement or otherwise effected a Company Board Recommendation Change, or resolved to take any such action; (ii) authorized the Company to enter into an Alternative Acquisition Agreement, or (iii) failed to hold the Company Shareholders Meeting pursuant to Section 7.3.

Section 9.2 Notice of Termination; Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, written notice thereof shall be given to the other parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except for the terms of Section 7.5, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3 Fees and Expenses.

(a) General. Except as otherwise set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments. In the event that (i) this Agreement is terminated by the Company pursuant to Section 9.1(e), (ii) this Agreement is terminated by Parent pursuant to Section 9.1(h) or Section 9.1(i), or (iii) if (A) an Acquisition Proposal shall have been made public (and not withdrawn) after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b) or Section 9.1(c), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, (x) the Company enters into a definitive agreement providing for an Acquisition Proposal, or (y) an Acquisition Proposal is consummated (in each case of the foregoing clauses (x) and (y), whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of this Section 9.3(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Company shall pay to Parent the Company Termination Fee, (A) prior to such termination in the case of a termination referred to in clause (i), (B) within two (2) Business Days after such termination in the case of clause (ii) or (C) on the date the first of such events shall have occurred in the case of clause (iii), in each case, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Parent Payments. In the event that this Agreement is terminated by the Company pursuant to Section 9.1(f) or Section 9.1(g), then in either case, Parent shall pay to the Company the Parent Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after such termination. The parties hereto acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) Limitation. Notwithstanding anything to the contrary in this Agreement, (i) the right of the Company and its designees to receive the Parent Termination Fee from Parent pursuant to Section 9.3(c) and/or the Financing and Enforcement Expenses (including in each case, the guarantee thereof pursuant to the Limited Guarantee) shall, subject to Section 10.7(b), be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination and (ii) the right of Parent and its designees to receive the Company Termination Fee from the Company pursuant to Section 9.3(b) and/or the reimbursement from the Company of all costs and expenses actually incurred or accrued by Parent in connection with the collection of the Company Termination Fee pursuant to Section 9.3(b) shall, subject to Section 10.7(b), be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. For the avoidance of doubt, subject to Section 10.7(b), (A) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee, (B) under no circumstances will Parent be entitled to monetary damages in excess of the amount of the Company Termination Fee, (C) while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 9.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Parent Termination Fee and (D) while Parent may pursue both a grant of specific performance and the payment of the Company Termination Fee under Section 9.3(b), under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Company Termination Fee.

(e) In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to five percent (5%) plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(f) Each party acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(b) or Section 9.3(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 9.3, the parties would not have entered into this Agreement.

(g) The Company agrees that it will not bring any action, suit or proceeding against any lenders under the Debt Commitment Letter and the Facility Agreement in any way relating to this Agreement or the transactions contemplated hereby in any forum other than the courts of Hong Kong. The lenders under the Debt Commitment Letter and the Facility Agreement shall be third party beneficiaries of Section 9.3(d) and this Section 9.3(g) and no amendment of this Section 9.3(g) shall be effective unless in writing and signed by each party to the Debt Commitment Letter and the Facility Agreement.

Section 9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided that (a) any such amendment by the Company shall require the approval of the Special Committee and (b) in the event that the Company has received the Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under the Cayman Companies Law without obtaining the Shareholder Approval of such amendment.

Section 9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only those covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article II and those covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Tianwen Liu

Facsimile No.: +86 10 5874 9001

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers – West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022, PRC

Attention: Ling Huang

Facsimile: +86 10 5879 3902

E-mail: lhuang@cgsh.com

(b)	if to the Company, to:

Legal Department

Building 16, Dong Qu, 10 Xibeiwang Dong Lu

Haidian District

Beijing 100193, China

Attention: Li Yaming (ymlic@isoftstone.com)

Facsimile No.: +86 10 5874 560

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention:	David Zhang (david.zhang@kirkland.com)
Jesse Sheley (jesse.sheley@kirkland.com)

Facsimile No.: +852-3761-3301

Section 10.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall (a) be binding upon the parties hereto and their respective successors and permitted assigns and (b) inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4 Entire Agreement. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter and other exhibits and annexes hereto), the Limited Guarantee, the Financing Commitments (and if applicable, the Alternative Financing Documents) and the other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5 Third Party Beneficiaries. Except as provided in Section 6.1, Section 9.3 and Section 10.7, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.1 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.5 without notice or liability to any other Person. In some instances, but subject to Section 7.6, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereby explicitly acknowledge and agree that the Company’s right, prior to the Closing, to seek an injunction, specific performance or other equitable relief to enforce Holdco’s rights to cause the Equity Financing to be funded and to consummate the transactions contemplated hereby, including to effect the Closing as required by Section 2.2, shall be subject to the requirements that (i) all conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 6.2, the Alternative Financing) has been funded in accordance with the terms thereof or will be funded at the Closing in accordance with the terms thereof if the Equity Financing is funded at the Closing, (iii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, and (iv) the Company has irrevocably confirmed in writing delivered to Parent and Parent’s Debt Financing (or, if applicable, Alternative Financing) sources that if the Financing is funded, it would be ready, willing and able to consummate the Transactions. If, prior to the Outside Date, any party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding. The parties hereby agree that Holdco is a third party beneficiary under this Section 10.7.

Section 10.8 Governing Law.

(a) Subject to Section 10.8(b), this Agreement (other than with respect to matters relating to fiduciary duties of the Company Board) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than with respect to matters relating to fiduciary duties of the Company Board) or the negotiation, execution or performance of this Agreement (other than with respect to matters relating to fiduciary duties of the Company Board) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Article II of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article II of this Agreement, the negotiation, execution or performance of Article II of this Agreement, or matters relating to fiduciary duties of the Company Board, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 10.9 Consent to Jurisdiction. Subject to the last sentence of this Section 10.9, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

NEW ISOFTSTONE HOLDINGS LIMITED

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

NEW ISOFTSTONE ACQUISITION LIMITED

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

ISOFTSTONE HOLDINGS LIMITED

By:	/s/ Tom Manning
Name:	Tom Manning
Title:	Director and Chairman of the Independent Committee

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [—].

BETWEEN

(1)	New iSoftStone Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands on [—], with its registered office situate at [—] (“Mergersub”); and

(2)	iSoftStone Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands on September 7, 2005, with its registered office situate at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands (“Company” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	Mergersub and Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [—] made among New iSoftStone Holdings Limited, Mergersub and Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”) ”), pursuant to which Mergersub will merge into the Company and cease to exist with the Surviving Company continuing as the surviving company in the Merger.

(b)	Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

(c)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are the Company and Mergersub.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) is [COMPANY] which shall continue to be named iSoftStone Holdings Limited.

REGISTERED OFFICE

3.	The registered office of the Surviving Company shall be at [—].

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date the authorized share capital of Mergersub was US$[—] divided into [—] ordinary shares of US$[—] par value per share of which [—] ordinary shares have been issued and fully paid.

5.	Immediately prior to the Effective Date the authorized share capital of [Company] was US$100,000 divided into 1,000,000,000 ordinary shares of US$0.0001 par value per share (the “Company Shares”) of which [—] ordinary shares had been issued and fully paid.

6.	On the Effective Date the authorized share capital of the Surviving Company shall be US$[—] divided into [—] ordinary shares of US$[—] par value per share of which [—] ordinary shares shall be in issue credited as fully paid.

TERMS AND CONDITIONS; SHARE RIGHTS

7.	On the Effective Date, each share of a par value of US$[—] in the capital of Mergersub issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of par value of US$[—] in the capital of the Surviving Company in accordance with the Agreement.

8.	On the Effective Date[1] and in accordance with the terms and conditions of the Agreement:

(a) [each Company Share that is issued and outstanding immediately prior to the Effective Date (other than Excluded Shares) shall be canceled and cease to exist in exchange for the right to receive the Per Share Merger Consideration;

(b) each Excluded Share that is issued and outstanding immediately prior to the Effective Date (other than Dissenting Shares) shall be cancelled and cease to exist without any conversion thereof or consideration paid therefor; and

(c) each Dissenting Share of persons who have validly exercised and not withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law that is issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist, in exchange for a payment resulting from the procedure in Section 238 of the Companies Law unless any holders of Dissenting Shares fail to exercise or withdraw their rights under Section 238 of the Companies Law in which event they shall receive the Per Share Merger Consideration.]

9.	On the Effective Date (as defined below), the rights and restrictions attaching to the shares of the Surviving Company shall be as set out in the M&A (as defined below).

EFFECTIVE DATE

10.	The Merger shall take effect on [SPECIFY DATE]/[—] (the “Effective Date”).

PROPERTY

11.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, in accordance with section 236 of the Companies Laws.

MEMORANDUM AND ARTICLES OF ASSOCIATION

12.	On the Effective Date, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form annexed at Annex B hereto (the “M&A”).

DIRECTORS BENEFITS

13.	[There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.]

DIRECTORS OF THE SURVIVING COMPANY

14.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[—]	[—]
[—]	[—]
[—]	[—]

SECURED CREDITORS

15.	(a) The Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b) The Mergersub has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

[1]	NOTE TO DRAFT: Paragraph 8 should track Sections 2.7(a)(ii) to (iv) of the Agreement.

CONSTITUENT COMPANY APPROVALS

16.	This Plan of Merger has been approved by the board of directors of each Constituent Company pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each Constituent Company pursuant to section 233(6) of the Companies Law.

TERMINATION

18.	At any time prior to the Effective Date, this Plan of Merger may be terminated or amended in accordance with the terms and conditions of the Agreement.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Each of the undersigned, being a Director of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of New iSoftStone Acquisition Limited:

[Name]

Director

For and on behalf of iSoftStone Holdings Limited:

[Name]

Director

ANNEX A

Agreement and Plan of Merger

ANNEX B

Memorandum and Articles of Association of the Surviving Company

ANNEX B

Opinion of Goldman Sachs (Asia) L.L.C. as Financial Advisor

Goldman Sachs (Asia) L.L.C. (a Delaware, USA limited liability company)

68th Floor | Cheung Kong Center | 2 Queen’s Road Central | Hong Kong

Tel: (852) 2978-1000 | Fax: (852) 2978-0440

PERSONAL AND CONFIDENTIAL

April 18, 2014

Independent Committee of the Board of Directors

iSoftStone Holdings Limited

East Bldg. 16, Courtyard #10, Xibeiwang East Road

Haidian District, Beijing 100193, China

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than New iSoftStone Holdings Limited (“New iSoftStone Holdings”), the Rollover Shareholders (as defined in the Agreement (as defined below)) and their respective affiliates (collectively, the “Excluded Persons”)) of the outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and the American Depositary Shares, each representing 10 Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), of iSoftStone Holdings Limited (the “Company”), of the US$0.57 in cash per Ordinary Share to be paid to such holders of Ordinary Shares (the “Per Ordinary Share Consideration”) and US$5.70 in cash per ADS to be paid to such holders of ADSs (together with the Per Ordinary Share Consideration, the “Per Share Consideration”) pursuant to the Agreement and Plan of Merger, dated as of April 18, 2014 (the “Agreement”), by and among New iSoftStone Holdings, New iSoftStone Acquisition Limited, a wholly-owned subsidiary of New iSoftStone Holdings, and the Company.

Goldman Sachs (Asia) L.L.C. and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, New iSoftStone Holdings, any of their respective affiliates and third parties, including China Everbright Investment Management Limited (“China Everbright”), an affiliate of New iSoftStone Holdings, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Independent Committee of the Board of Directors of the Company (the “Independent Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide financial advisory and/or underwriting services to the Company, New iSoftStone Holdings, China Everbright and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs (Asia) L.L.C. also may have co-invested with China Everbright and its affiliates from time to time and may have invested in limited partnership units of affiliates of China Everbright from time to time and may do so in the future.

April 18, 2014

Page Two

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 20-F of the Company for the three fiscal years ended December 31, 2012, certain interim reports to shareholders and Current Reports on Form 6-K of the Company, certain other communications from the Company to its shareholders, certain publicly available research analyst reports for the Company; unaudited financial statements for the Company for the fiscal year ended December 31, 2013 and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Independent Committee (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Chinese information technology services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

April 18, 2014

Page Three

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than the Excluded Persons) of Shares, as of the date hereof, of the Per Share Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, persons, in connection with the Transaction, whether relative to the Per Share Consideration to be paid pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or New iSoftStone Holdings or the ability of the Company or New iSoftStone Holdings to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Independent Committee in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be paid to the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C

By:
Name: Raghav Maliah
Title: Managing Director

ANNEX C

Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(4)	Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5)	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

C-1

(12)	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)	The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

C-2

ANNEX D

Directors and Executive Officers of Each Filing Person

I. Directors and Executive Officers of the Company

The name, business address, present principal employment and citizenship of each director and executive officer of the Company are set forth below.

Name	Business Address	Present Principal Employment (and Five Year Employment History, if applicable)	Citizenship
Tianwen Liu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Chief Executive Officer and Chairman of the Board of Directors of the Company	People’s Republic of China

Yong Feng	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Chief Operating Officer	People’s Republic of China

Chung-Kao Hsieh	Optoma Corporation, 12F, No. 213, Beixin Road, Xindian District, New Taipei City, Taiwan	Director Chung-Kao Hsieh was a partner of AsiaVest Partners from 2004 to 2012.	United States of America

Benson Tam	Suite 3400, Pacific Place Apartment, 88 Queensway, Hong Kong	Independent Director From 2002 until February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures).	United Kingdom

Al-Noor Gulamali Abdulla Ramji	Calypso, 1 New Change, London EC1

Independent Director

Mr. Ramji currently serves as chief strategy officer of Calypso Ltd. Prior to that, Mr. Ramji served as executive vice president and general manager of banking in Misys plc. from 2010 to 2013, as chief executive officer of BT Innovate and Design and chief information officer of BT Group plc. from 2004 to 2010.

United Kingdom

Tom Manning	Indachin Limited, 20/F, Suite 8, International Finance Center One, 1 Harbour View Street, Central, Hong Kong

Independent Director

Mr. Manning is a Lecturer in Law at the University of Chicago Law School, where he teaches corporate governance. Mr. Manning served as chief executive officer of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, a global private equity firm, from 2010 to 2012. Previously, he served as chief executive officer of Indachin Limited, a venture management firm in Hong Kong from 2005 to 2009.

United States of America

Li Wang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Executive Vice President and Chief Human Resource Officer	People’s Republic of China

Ying Huang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Executive Vice President	United States of America

Junhe Che	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Executive Vice President	People’s Republic of China

Qiang Peng	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Executive Vice President	United States of America

Xiaohui Zhu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Executive Vice President Mr. Zhu served as vice president of Nortel Networks (China) Limited from 2008 to 2009.	People’s Republic of China

Yenwen Kang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Executive Vice President	Taiwan

Cheng Zhang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China	Interim Chief Financial Officer	People’s Republic of China

During the last five years, none of the Company, or any of our directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

II.	Directors and Executive Officers of Holdco

Mr. Tianwen Liu is the sole director of Holdco. Holdco has no executive officer.

III.	Directors and Executive Officers of Parent

Mr. Tianwen Liu is the sole director of Parent. Parent has no executive officer.

IV.	Directors and Executive Officers of Merger Sub

Mr. Tianwen Liu is the sole director of Merger Sub. Merger Sub has no executive officer.

V.	Directors and Executive Officers of NT Management

Mr. Tianwen Liu is the sole director of NT Management. NT Management has no executive officer.

VI.	Directors and Executive Officers of BENO

Mr. Jiadong Qu is the sole director of BENO Group Limited. BENO Group Limited has no executive officer.

VII.	Directors and Executive Officers of Jinyuan HK

The name, title, present principal employment, business address, and citizenship of each director of Jinyuan HK are set forth below. Jinyuan HK has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Yongtao Zhao	Director	Director of Jinyuan HK and Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Chun Zhou	Director	Director of Jinyuan HK and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Jun Hua	Director	Director of Wuxi City Binhu District Finance Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Zhizhong Han	Director	Director of Wuxi City Binhu District Commerce Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Weilun Wang	Director	Director of Wuxi City Binhu District Economic and Information Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Each of the persons listed above has been in his current position(s) for the past five years.

VIII.	Directors and Executive Officers of Wuxi Jinyuan

The name, title, present principal employment, business address and citizenship of each director and executive officer of Wuxi Jinyuan are set forth below.

Name	Title	Present Principal Employment	Business Address	Citizenship
Yongtao Zhao	Chairman of the board of directors	Director of Jinyuan HK and Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Chun Zhou	Director, General Manager	Director of Jinyuan HK, and director and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Guorong Cheng	Director, Deputy General Manager	Director and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Zhong Tian	Director	Deputy director of Wuxi City Binhu District Finance Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Jianjun Zhong	Director, Deputy General Manager	Director and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Zhigang Hua	Deputy General Manager and Supervisor	Officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Lei Wang	Associate General Manager	Officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, the People’s Republic of China	People’s Republic of China

Each of the persons listed above has been in his current position(s) for the past five years.

IX.	Directors and Executive Officers of Everbright Filing Persons and their Affiliates

Accurate Global Limited

The name, title, present principal employment, business address and citizenship of each director of Accurate Global are set forth below. As of the date of this proxy statement, Accurate Global has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Liu Cheng	Director	Chief Executive Officer of Forebright Capital Management Limited (“FCML”)*	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Hong Kong SAR

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

*	FCML is a company incorporated under the laws of Hong Kong. Its business address is Unit 503, 5/F., Tower 3 Lippo Centre, 89 Queensway, Admiralty, Hong Kong. The principal business of FCML is providing investment advisory services.

Each of Liu Cheng and Ip Kun Wan served as a Managing Director of China Everbright Investment Management Limited (“CEIM”) for the past five years until May 2014. The business address of CEIM is 46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong. The principal business of CEIM is providing investment advisory and management services.

China Special Opportunities Fund III, L.P.

As of the date of this proxy statement, CSOF III has no executive officer or director.

CSOF III GP Limited

The name, title, present principal employment, business address and citizenship of each director of CSOF III GP are set forth below. As of the date of this proxy statement, CSOF III GP has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
He Ling	Director	Chief Investment Officer of CEIM	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Pearce James Griffith	Director	Employee of HF Fund Services Limited*	45 Market Street, Gardenia Court, Camana Bay, P.O. Box 242 Grand Cayman, KY1-1104 Cayman Islands	Ireland

Ip Kun Wan	Director	Chief Operating Officer of FCML	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	Australia

*	HF Fund Services Limited is a Cayman Islands-based company licensed in the Cayman Islands to provide independent directors to alternative investment funds and investment management companies, with its business address at 45 Market Street, Gardenia Court, Camana Bay, P.O. Box 242 Grand Cayman, KY1-1104 Cayman Islands.

Each of He Ling and Pearce James Griffith has been in his current position(s) for the past five years. Ip Kun Wan served as a Managing Director of CEIM for the past five years until May 2014.

Forebright Partners Limited

The name, title, present principal employment, business address and citizenship of each director of Forebright Partners are set forth below. As of the date of this proxy statement, Forebright Partners has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
He Ling	Director	Chief Investment Officer of CEIM	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

Liu Cheng	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Hong Kong

He Ling has been in her current position for the past five years. Each of Liu Cheng and Ip Kun Wan served as a Managing Director of CEIM for the past five years until May 2014.

Advanced Orient Limited

The name, title, present principal employment, business address and citizenship of each director of Advanced Orient are set forth below. As of the date of this proxy statement, Advanced Orient has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Tsang Sui Cheong, Frederick	Director	Chief Risk Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	Hong Kong

Each of the persons listed above has been in his current position(s) for the past five years.

Windsor Venture Limited

The name, title, present principal employment, business address and citizenship of each director of Windsor are set forth below. As of the date of this proxy statement, Windsor has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Each of the persons listed above has been in his current position(s) for the past five years.

China Everbright Limited

The name, title, present principal employment and citizenship of each director and executive officer of CEL are set forth below.

Name	Title	Present Principal Employment	Business Address	Citizenship
Tang Shuangning	Executive Director	Chairman of the Board of Directors of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Zang Qiutao	Executive Director	Deputy Chairman of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Chen Shuang	Executive Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Executive Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Jiang Yuanzhi	Executive Director	Chief Investment Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Wang Weimin	Non-executive Director	Vice President of Everbright Securities Company Limited*	1508 XinZha Road, Jingan District, Shanghai, 200040, the People’s Republic of China	People’s Republic of China

Seto Gin Chung, John	Independent Non-executive Director	Director of Pacific Eagle Asset Management Limited**	21/F., AON China Building, 29 Queen’s Road, Central, Hong Kong	Hong Kong

Lin Zhijun	Independent Non-executive Director	Professor and Head of the Department of Accountancy and Law in Hong Kong Baptist University***	6/F., Wing Lung Bank Building, 34 Renfrew Road, Kowloon Tong, Kowloon, Hong Kong	People’s Republic of China

Chung Shui Ming, Timpson	Independent Non-executive Director	Independent Non-executive Director of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	Hong Kong

*	Everbright Securities Company Limited is a securities firm with its business address at 1508 Xin Zha Road, Jingan District, Shanghai, 200040, the People’s Republic of China.
**	Pacific Eagle Asset Management Limited is an asset management company with its business address at 21/F., AON China Building, 29 Queen’s Road, Central, Hong Kong.
***	Hong Kong Baptist University is a publicly funded tertiary institution in Hong Kong.

Each of the persons listed above has been in his current position(s) for the past five years, except that:

(i) from 2009 to June 2010, Mr. Jiang Yuanzhi served as a deputy president of China Everbright Bank Shenzhen branch, a commercial bank with its address at CEB building, 18 Zizhuqi Road, Futian District, Shenzhen 518040, Guangdong, the People’s Republic of China and Mr. Jiang has served as an executive director of CEL since June 2010, and

(ii) from September 2006 to January 2013, Dr. Chung Shui Ming Timpson served as an independent director of China Everbright Bank Company Limited, a commercial bank with its business address at No.25 Taipingqiao Ave, Everbright Center, Xicheng District, Beijing 100000, the People’s Republic of China and Dr. Chung has served as an independent non-executive director of CEL since August 2012.

CSOF Technology Investments Limited

The name, title, present principal employment, business address and citizenship of each director of CSOF Technology Investments are set forth below. As of the date of this proxy statement, CSOF Technology Investments has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Ip Kun Wan served as a Managing Director of CEIM for the past five years until May 2014. Tang Chi Chun has been in his current position for the past five years.

China Special Opportunities Fund, L.P.

As of the date of this proxy statement, CSOF has no executive officer or director.

China Everbright GP Limited

The name, title, present principal employment, business address and citizenship of each director of CE GP are set forth below. As of the date of this proxy statement, CE GP has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Lu Feng	Director	Investment Director of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

He Ling	Director	Chief Investment Officer of CEIM	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Lu Feng served as an Investment Director of CEIM for the past five years until May 2014. Ip Kun Wan served as a Managing Director of CEIM for the past five years until May 2014. He Ling has been in his current position for the past five years.

China Everbright Investment Management Limited

The name, title, present principal employment, business address and citizenship of each director of CEIM are set forth below. As of the date of this proxy statement, CEIM has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tsang Sui Cheong, Frederick	Director	Chief Risk Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	Hong Kong

Each of the persons listed above has been in his current position(s) for the past five years.

CSOF SoftTech Limited

The name, title, present principal employment, business address and citizenship of each director of SoftTech are set forth below. As of the date of this proxy statement, SoftTech has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship
Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Liu Cheng	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Hong Kong

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

Tang Chi Chun has been in his current position for the past five years. Each of Liu Cheng and Ip Kun Wan served as a Managing Director of CEIM for the past five years until May 2014.

ANNEX E

Support Agreement

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 18, 2014, by and among New Tekventure Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Holdco”) and certain shareholders of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), listed on Schedule A hereto (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Holdco (“Parent”), New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, each Rollover Shareholder is the “beneficial owner” (as defined below) of such number of ordinary shares, par value $0.0001 per share, of the Company (the “Shares”), including the Shares issuable under Company Options and Company RSUs, the Company Restricted Shares and the Shares represented by American Depositary Shares, as set forth opposite such Rollover Shareholder’s name on Schedule A (collectively, the “Rollover Shares”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Merger (the “Transaction”), each Rollover Shareholder agrees to (a) the cancellation of the Rollover Shares beneficially owned (as defined below) by such Rollover Shareholder for nil consideration in the Merger, and (b) subscribe for, or cause its Affiliate to subscribe for, the number of newly issued ordinary shares and/or preferred shares of Holdco as set forth opposite such Rollover Shareholder’s name on Schedule A (the “Holdco Shares”) in accordance with the terms of this Agreement;

WHEREAS, each Rollover Shareholder agrees to vote or cause to be voted all of the Rollover Shares beneficially owned by such Rollover Shareholder in accordance with the terms of this Agreement;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the Transaction, the Rollover Shareholders are entering into this Agreement; and

WHEREAS, the Rollover Shareholders acknowledge that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholders set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, Holdco and the Rollover Shareholders hereby agree as follows:

1. Cancellation of Rollover Shares. Subject to the conditions set forth herein, at the Closing and without further action by the Rollover Shareholders, each Rollover Share shall be cancelled in accordance with the terms of the Merger Agreement.

2. Subscription and Issuance of Holdco Shares. Immediately prior to the Closing, each Rollover Shareholder shall subscribe, or shall cause its Affiliate to subscribe, and Holdco shall issue to such Rollover Shareholder or its Affiliate, as the case may be, for consideration of par value per share payable in cash upon such issuance, the number of Holdco Shares set forth opposite such Rollover Shareholder’s name on Schedule A. Each Rollover Shareholder hereby acknowledges and agrees that, subject to receipt of the Holdco Shares, such Rollover Shareholder shall have no right to any Merger Consideration in respect of its Rollover Shares.

3. Closing of Subscription for Holdco Shares. Subject to the satisfaction in full (or waiver) of all of the conditions set forth in Sections 8.1 and 8.2 of the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing), the closing of the subscription and issuance of Holdco Shares contemplated hereby shall take place immediately prior to the Closing.

4. Deposit of Rollover Shares. No later than three (3) Business Days prior to the Closing, the Rollover Shareholders and any of the Affiliates and agents of the Rollover Shareholders holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Holdco all certificates representing Rollover Shares in such Persons’ possession, for disposition in accordance with the terms of this Agreement (the “Share Documents”). The Share Documents shall be held by Holdco or any agent authorized by Holdco until the Closing.

5. Voting of the Shares; Proxy Card.

(a) Each Rollover Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms, at any meeting (whether annual or extraordinary and whether or not an adjourned or postponed meeting) of the holders of the Shares, however called, each Rollover Shareholder and each of its Affiliates that acquires beneficial ownership of any Shares of the Company after the date hereof and prior to the termination of this Agreement will appear at such meeting or otherwise cause the Rollover Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Rollover Shares (i) in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the Transaction, (iii) against the approval of any Acquisition Proposal or the approval of any other action contemplated by an Acquisition Proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Merger Agreement or the Transaction and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement, or of any Rollover Shareholder contained in this Agreement. As used in this Agreement, “beneficially own” or “beneficial ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

(b) Subject to applicable Laws, each Rollover Shareholder hereby irrevocably appoints Holdco and any designee thereof as its proxy and attorney-in-fact (with full power of substitution), to vote or cause to be voted (including by proxy or written consent, if applicable) the Rollover Shares in accordance with this Section 5 at any annual or extraordinary meeting of the holders of the Shares of the Company, however called, including any adjournment or postponement thereof, at which any of the matters described in this Section 5 is to be considered. Each Rollover Shareholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Rollover Shareholder prior to the execution of this Agreement in respect of the voting of the Rollover Shares beneficially owned by such Rollover Shareholder, if any, are not irrevocable and such Rollover Shareholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Rollover Shares beneficially owned by such Rollover Shareholder. Each Rollover Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

(c) Each Rollover Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Rollover Shareholder under this Agreement. Each Rollover Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and is intended to be irrevocable prior to the termination of this Agreement in accordance with its terms. If for any reason the proxy granted herein is not irrevocable, then each Rollover Shareholder agrees to vote the Rollover Shares beneficially owned by such Rollover Shareholder in accordance with this Section 5.

6. Irrevocable Election.

(a) The execution of this Agreement by the Rollover Shareholders evidences, subject to Section 9 and the proviso in Section 23, the irrevocable election and agreement by the Rollover Shareholders to the cancellation of their respective Rollover Shares, the subscription for Holdco Shares and the voting of the Rollover Shares, in each case on the terms and conditions set forth herein. In furtherance of the foregoing, each Rollover Shareholder covenants and agrees, severally and not jointly, that from the date hereof until any termination of this Agreement pursuant to Section 9, such Rollover Shareholder shall not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Rollover Shares and that (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares (any such transaction, a “Derivative Transaction”), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under this Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv). Any purported Transfer in violation of this paragraph shall be void.

(b) Each Rollover Shareholder further covenants and agrees, severally and not jointly, that such Rollover Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Holdco of any Shares with respect to which beneficial ownership is acquired by such Rollover Shareholder, including, without limitation, by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company, if any, after the date hereof. Any such Shares shall automatically become subject to the terms of this Agreement, and Schedule A shall be deemed amended accordingly.

(c) Unless required by law or legal process, each Rollover Shareholder shall not, and shall cause his or her Affiliates and representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, without the prior written consent of Parent. Each Rollover Shareholder (a) consents to and authorizes the publication and disclosure by Holdco of such Rollover Shareholder’s identity and ownership of the Rollover Shares and the existence and terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Holdco reasonably determines in its good faith judgment is required to be disclosed by law (including the rules and regulations of the U.S. Securities and Exchange Commission) in any press release, any Current Report on Form 6-K, the Proxy Statement, the Schedule 13E-3 and any other disclosure document in connection with the Merger Agreement and any filings with or notices to any Governmental Entity in connection with the Merger Agreement (or the transactions contemplated thereby) and (b) agrees promptly to give to Holdco any information it may reasonably request for the preparation of any such documents.

7. Representations and Warranties of the Rollover Shareholders. Each Rollover Shareholder makes the following representations and warranties, severally and not jointly, to Parent, and to each other, each and all of which shall be true and correct as of the date of this Agreement and as of the Closing:

(a) Ownership of Shares. (i) Such Rollover Shareholder (A) is and will be the beneficial owner of, and has and will have good and valid title to, the Rollover Shares, free and clear of Liens other than as created by this Agreement; and (B) has and will have sole or shared (together with Affiliates controlled by such Rollover Shareholder) voting power, power of disposition and power to demand dissenter’s rights (if applicable), in each case with respect to all of the Rollover Shares, with no limitations, qualifications, or restrictions on such rights (other than the limitations on dividends, transfer and encumbrance with respect to the Company Options, Company Restricted Shares, Company RSUs), subject to applicable United States federal securities laws, laws of the Cayman Islands, laws of the People’s Republic of China and the terms of this Agreement; (ii) the Rollover Shares will not be subject to any voting trust agreement or other Contract to which such Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Rollover Shares other than this Agreement; and (iii) such Rollover Shareholder has not Transferred any Rollover Shares pursuant to any Derivative Transaction. As of the date hereof, other than the Rollover Shares, such Rollover Shareholder does not own, beneficially or of record, any Shares, securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities). Such Rollover Shareholder has not appointed or granted any proxy or power of attorney that will be in effect as of the Closing with respect to any Rollover Shares, except as contemplated by this Agreement.

(b) Standing and Authority. Each such Rollover Shareholder has full legal power and capacity to execute and deliver this Agreement and to perform such Rollover Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by such Rollover Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder, enforceable against such Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Rollover Shareholder is married, and any of the Rollover Shares of such Rollover Shareholder constitutes community property or otherwise needs spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Rollover Shareholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Rollover Shareholder’s spouse, enforceable against such Rollover Shareholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Rollover Shareholder for the execution, delivery and performance of this Agreement by such Rollover Shareholder or the consummation by such Rollover Shareholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Rollover Shareholder nor the consummation by such Rollover Shareholder of the transactions contemplated hereby, nor compliance by such Rollover Shareholder with any of the provisions hereof will (A) conflict with or violate any provision of the organizational documents of any such Rollover Shareholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Rollover Shareholder pursuant to any Contract to which such Rollover Shareholder is a party or by which such Rollover Shareholder or any property or asset of such Rollover Shareholder is bound or affected, (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Rollover Shareholder or any of such Rollover Shareholder’s properties or assets, or (D) require the consent or approval of any other Person.

(d) Litigation. There is no action, suit, investigation, complaint or other Proceeding pending against any such Rollover Shareholder or, to the knowledge of such Rollover Shareholder, any other Person or, to the knowledge of such Rollover Shareholder, threatened against such Rollover Shareholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Rollover Shareholder of its obligations under this Agreement.

(e) Reliance. Such Rollover Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Rollover Shareholder’s execution and delivery of this Agreement and the representations and warranties of such Rollover Shareholder contained herein.

(f) Receipt of Information. Such Rollover Shareholder has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Holdco concerning the terms and conditions of the transactions contemplated hereby and the merits and risks of owning the Holdco Shares. Such Rollover Shareholder acknowledges that it has been advised to discuss with its own counsel the meaning and legal consequences of such Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

8. Representations and Warranties of Holdco. Holdco represents and warrants to each Rollover Shareholder that:

(a) Organization, Standing and Authority. Holdco is duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Holdco and, assuming due authorization, execution and delivery by the Rollover Shareholders subject to the proviso in Section 23, constitutes a legal, valid and binding obligation of Holdco, enforceable against Holdco in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) Consents and Approvals; No Violations. Except for the applicable requirements of the Exchange Act and laws of the British Virgin Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of Holdco for the execution, delivery and performance of this Agreement by Holdco or the consummation by Holdco of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Holdco, nor the consummation by Holdco of the transactions contemplated hereby, nor compliance by Holdco with any of the provisions hereof will (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Holdco pursuant to, any Contract to which Holdco is a party or by which such Holdco or any property or asset of Holdco is bound or affected, (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Holdco or any of Parent’s properties or assets, or (D) require the consent or approval of any other Person.

(c) Issuance of Holdco Shares. The Holdco Shares to be issued under this Agreement shall have been duly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and nonassessable, free and clear of all Liens, preemptive rights, rights of first refusal, subscription and similar rights (other than restrictions arising under any applicable securities laws or agreements entered into by all of the Rollover Shareholders) when issued.

9. Termination. This Agreement, and the obligations of the Rollover Shareholders hereunder, will terminate immediately upon the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the provisions set forth in Sections 6(c) and 11 through 25 shall survive the termination of this Agreement; provided further, that Holdco shall promptly return any Share Documents that have been delivered to Holdco prior to such termination to the Rollover Shareholders at their respective addresses set forth on Schedule A.

10. Shareholders Agreement. Holdco and the Rollover Shareholders shall in good faith negotiate and enter into a shareholders agreement, which shall reflect the terms set forth in the term sheet attached as Schedule B hereto effective as of the Effective Time.

11. Further Assurances. Each Rollover Shareholder hereby covenants that, from time to time, such Rollover Shareholder will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, such further acts, conveyances, transfers, assignments, powers of attorney and assurances necessary to perform its obligations in accordance with the terms of this Agreement.

12. Amendments and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified except upon the execution and delivery of a written agreement executed by each party hereto.

13. Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

14. Survival of Representations and Warranties. All representations, warranties and agreements of the Rollover Shareholders or Holdco contained herein shall survive the execution and delivery of this Agreement, the issuance of the Holdco Shares and the consummation of the transactions contemplated hereby.

15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(i)	If to a Rollover Shareholder, in accordance with the contact information set forth next to such Rollover Shareholder’s name on Schedule A.

If to Holdco:

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Tianwen Liu

Facsimile No.: +86 10 5874 9001

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers – West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022, PRC

Attention:          Ling Huang

Facsimile:         +86 10 5879 3902

E-mail:             lhuang@cgsh.com

16. Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

17. Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

18. Governing Law. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands, the Laws of the British Virgin Islands shall apply with respect to such provision.

19. Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

20. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that a Rollover Shareholder may assign its rights under this Agreement to one or more of its Affiliates without the prior written consent of the other parties; provided further, that no assignment will relieve the assignor of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

21. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

22. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

23. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart; provided, however, that if any Rollover Shareholder fails for any reason to execute, or perform their obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

24. Headings. The section headings in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

25. No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Signature Page to Follow]

IN WITNESS WHEREOF, Holdco and the Rollover Shareholders have caused to be executed or executed this Agreement as of the date first written above.

Holdco: New Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu Title: Director

Support Agreement

Signature Page

IN WITNESS WHEREOF, Holdco and the Rollover Shareholders have caused to be executed or executed this Agreement as of the date first written above.

Rollover Shareholders:

Mr. Tianwen Liu

/s/ Tianwen Liu

Yong Feng

By:	/s/ Yong Feng

Xiaosong Zhang

By:	/s/ Xiaosong Zhang

Junhe Che

By:	/s/ Junhe Che

Ying Huang

By:	/s/ Ying Huang

Qiang Peng

By:	/s/ Qiang Peng

Li Wang

By:	/s/ Li Wang

Support Agreement

Signature Page

Xiaohui Zhu

By:	/s/ Xiaohui Zhu

Yen-wen Kang

By:	/s/ Yen-wen Kang

Li Huang

By:	/s/ Li Huang

Miao Du

By:	/s/ Miao Du

Yan Zhou

By:	/s/ Yan Zhou

Benson Tam

By:	/s/ Benson Tam

BENO Group Limited

By:	/s/ Jiadong Qu
Name: Jiadong Qu Title: Director

Support Agreement

Signature Page

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Yongtao Zhao
Name: Yongtao Zhao Title: Chairman

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan Title: Director

Advanced Orient Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun Title: Director

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan Title: Director

Support Agreement

Signature Page

Schedule A

Rollover Shareholder	Address and Facsimile	Rollover Shares		Holdco Shares
		Ordinary Shares	RSs and Shares issuable under Options/RSUs	Ordinary Shares	Preferred Shares	RSs and Shares issuable under Options/RSUs
Tianwen Liu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	53,952,617	21,790,000	53,952,617	0	21,790,000
Xiaosong Zhang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	197,320	6,912,625	197,320	0	6,912,625
Yong Feng	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	16,430,868	3,929,370	16,430,868	0	3,929,370
Junhe Che	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	214,550	3,306,670	214,550	0	3,306,670
Ying Huang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	1,477,163	3,200,070	1,477,163	0	3,200,070
Qiang Peng	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	156,430	2,546,650	156,430	0	2,546,650
Xiaohui Zhu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	131,700	1,362,240	131,700	0	1,362,240
Yen-wen Kang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	184,503	1,056,320	184,503	0	1,056,320

[SCHEDULE A TO SUPPORT AGREEMENT]

Li Wang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	94,350	981,290	94,350	0	981,290
Li Huang	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	321,424	966,920	321,424	0	966,920
Miao Du	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	4,689,000	285,340	4,689,000	0	285,340
Yan Zhou	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	94,130	518,740	94,130	0	518,740
BENO Group Limited	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	4,427,700	0	4,427,700	0	0
Jinyuan Development (Hong Kong) Company Limited	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	3,772,783	0	3,772,783	0	0
Benson Tam	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	5,235,670	75,000	5,235,670	0	75,000
Accurate Global Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	19,476,469	0	0	19,476,469	0
Advanced Orient Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	9,412,421	0	0	9,412,421	0
CSOF Technology Investments Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	7,842,499	0	0	7,842,499	0
	Total issued and outstanding Holdco Shares at the Closing			91,380,208	36,731,389	46,931,235

[SCHEDULE A TO SUPPORT AGREEMENT]

Schedule B

Term Sheet

This term sheet (this “Term Sheet”) sets forth the principal terms relating to the post-Transaction (as defined below) corporate governance, transfer restrictions, shareholder exit options and certain other matters relating to New Tekventure Limited, a special purpose vehicle (“Holdco”) to be 100% owned by the Shareholders (as defined below) on the closing (the “Closing”) of the contemplated acquisition of iSoftStone Holdings Ltd. (the “Company”) by Holdco, through its wholly-owned subsiary (the “Transaction”). The parties hereto agree to execute a Shareholders Agreement (“SHA”) and such other appropriate definitive documentation reflecting the terms provided herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Support Agreement dated as of the date hereof by and among Everbright SPV, the Key Management Members and certain other parties thereto.

Shareholders and Post-Closing Capital Structure

As of immediately following the Closing, the shareholders of Holdco (the “Shareholders”) and their respective shareholdings in Holdco will be as follows:

•     New Tekventure Management Limited (“Management SPV”), formed by certain management members of the Company, including, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang and Miao Du and their respective Affiliates (the “Key Management Members”), will own Holdco securities representing 53.66% of the outstanding share capital of Holdco (on an as-converted and fully diluted basis) immediately following the Closing;

•     CSOF SoftTech Limited (“Everbright SPV” or the “Investor”), a special purpose vehicle formed by Accurate Global Limited, Advanced Orient Limited, CSOF Technology Investments Limited and their respective Affiliates, will own preferred shares of Holdco (“Preferred Shares”) representing 44.22% of the outstanding share capital of Holdco (on an as-converted and fully diluted basis) immediately following the Closing; and

•     BENO Group Limited, Jinyuan Development (Hong Kong) Company Limited and Benson Tam, will own ordinary shares of Holdco (“Ordinary Shares”) (or, in the case of Benson Tam, Holdco securities) representing 0.70%, 0.59% and 0.83%, respectively, of the outstanding share capital of Holdco (on an as-converted and fully diluted basis) immediately following the Closing.

•     Immediately following the Closing, the Holdco securities referenced above shall form the entire issued share capital of Holdco. A holder of Preferred Shares may elect to convert its Preferred Shares into Ordinary Shares on a one-to-one basis (subject to share split, share dividend and other adjustment events) at any time. The holders of Preferred Shares will also have certain preferential rights the details of which will be set out in the definitive agreements in connection with the Transaction.

[SCHEDULE B TO SUPPORT AGREEMENT]

Board of Directors

•     The board of directors of Holdco (the “Board”) will initially comprise five (5) members, consisting of three (3) appointed by the Management SPV, and two (2) appointed by Everbright SPV.

•     All decisions of the Board other than the Reserved Matters and the Dividend Distribution (each as described below) will require the approval of at least a majority of the directors.

•     Everbright SPV’s right to appoint two (2) members to the Board will be subject to it continuing to hold in excess of 25% of the outstanding shares in Holdco on an as-converted basis. If Everbright SPV’s shareholding in Holdco is 25% or less than 25% but more than 10%, it will be entitled to appoint one (1) member to the Board.

•     Holdco and Company will hold board meetings at least once each quarter.

•     The board composition and governance structure of the Company, New iSoftStone Holdings Limited and iSoftStone Information Technology (Group) Co. Ltd. shall mirror those of Holdco.

Board Committees

•     The Board will form an Audit Committee comprising 3 members, which shall include at least one (1) director appointed by Everbright SPV (to the extent there is at least one such director). The Audit Committee will be responsible for overseeing financial reporting of Holdco and its direct and indirect subsidiaries (each, a “Group Company” and collectively, the “Group”) and approving the financial statements of any Group Company. All decisions of the Audit Committee will require the approval of a majority of the members thereof, of which one shall be appointed by Everbright SPV.

•     The Board will form a Compensation Committee comprising 2 members, which shall include at least one (1) director appointed by Everbright SPV (to the extent there is at least one such director). The Compensation Committee will be responsible for determining or modifying (i) the compensation of, or any significant changes to the terms of appointment of, chief-level officers (“CXOs”) and (ii) the overall compensation policy of the Group. The CEO will be responsible for determining or modifying the compensation of, or any significant changes to the terms of appointment of all executive vice presidents, in consultation with the Compensation Committee. If any member of the Compensation Committee is interested in any compensation arrangement or plans to be approved by the Compensation Committee, such member shall abstain from voting in the decision making process and shall defer the decision to the other member who is not interested.

[SCHEDULE B TO SUPPORT AGREEMENT]

•     All decisions of the Compensation Committee will require the approval of both members thereof (of which one shall be appointed by Everbright SPV), save that if one member abstains from voting as aforesaid, the decision of the non-interested member shall be the decision of the Compensation Committee.

•     Everbright SPV’s right to appoint member(s) to the Audit Committee and the Compensation Committee will be subject to Investor holding in excess of 10% of the outstanding shares in Holdco on an as-converted basis.

•     Within a reasonable time frame after the completion of the Transaction, the Shareholders will formulate in good faith appropriate employee incentive measures, taking into account all relevant circumstances (including any bonus, compensation or award with respect to 2013 not paid to the employees prior to the Closing).

Reserved Matters

Subject to customary carve-outs, the following matters of the Group shall require the approval of at least a majority of the directors, including at least one (1) director appointed by Everbright SPV (to the extent there is at least one such director):

•     The Group’s annual budget and business plan;

•     Any capital expenditure, in one or a series of related transactions, not as expressly set forth in the approved annual budget or business plan and in excess of US$8 million individually or in the aggregate per year;

•     Any investment in, or acquisition or disposal of, assets or business or entities (but in each case excluding any capital expenditures), in one or a series of related transactions, not as expressly set forth in the approved annual budget or business plan in excess of US$5 million individually or in the aggregate per year;

•     Any issuance or repurchase of equity securities, other than pursuant to any conversion of securities issued in compliance with the approval requirements on the Reserved Matters;

•     Any incurrence of indebtedness or provision of guarantee other than (i) as contemplated in the approved annual budget or business plan or (ii) in connection with the core business of the Group and in the aggregate not in excess of 110% of the aggregate amount of new indebtedness and guarantee specified in the approved annual budget or business plan;

[SCHEDULE B TO SUPPORT AGREEMENT]

•     Any reorganization of the Group, merger or consolidation of a material Group Company with another company, change of control transaction of the Group or sale, transfer or lease of all or substantially all of the Group’s assets, except pursuant to the exercise of the Drag-Along Rights by the Investor;

•     Any material amendment or restatement of the charter documents of any Group Company, including any increase or decrease in the size of the board;

•     Change of auditor of the Group;

•     Material terms for a liquidity event (such as IPO or sale of a material Group Company or change of control transaction of the Group), including, without limitation, structure, pricing and timing for such a liquidity event;

•     Any liquidation, dissolution or winding up or filing of bankruptcy of any material Group Company;

•     Appointment of any person other than Mr. Tianwen Liu as the Chief Executive Officer and the appointment or removal of the Chief Financial Officer and Secretary of the Board;

•     Adoption of, or amendment to, any employee equity or other incentive plan;

•     Entry into a new line of business outside of IT services or industrial solutions or exit from a material line of business of the Group;

•     Any change to the size or composition of the Board or any board committee or creation of a new board committee (except, for avoidance of doubt, pursuant to the terms set forth under “Board of Directors” and “Board Committees” above);

•     Any transaction between a Group Company, on the one hand, and a Shareholder or a director or CXO of a Group Company or an affiliate of such Shareholder, director or CXO;

•     Any material amendment to the terms of the Transaction Debt or any action that would be reasonably expected to result in a material breach of such terms; and

•     Any agreement or commitment to do any of the foregoing.

The Shareholders will discuss in good faith deadlock-breaking mechanisms in definitive agreements for the Transaction.

[SCHEDULE B TO SUPPORT AGREEMENT]

Qualified IPO

For the purpose of this Term Sheet, a “QIPO” means an initial public offering of a Group Company on a recognized stock exchange which will give the Company a market capitalization in excess of an amount to be agreed by the Shareholders.

Redemption Rights

Each holder of Preferred Shares shall have the right (the “Redemption Rights”) to require the Company and/or another Group Company to purchase or redeem all Preferred Shares held by it at a consideration equal to (a) such holder’s investment cost plus an amount of return on such holder’s investment cost equivalent to an IRR to be agreed by the Shareholders, if the circumstances described under item 1, 2, 6 or 7 below occur, or (b) the amount such holders of Preferred Shares would have received in the event of a liquidation, dissolution or winding up of Holdco under Holdco’s charter, if the circumstances described under item 3, 4 or 5 below occur:

	1.	The Group fails to complete a QIPO within four years from the Closing (the “QIPO Period”);

	2.	Mr. Tianwen Liu ceases to control the Management SPV or ceases to devote a substantial portion of his time to the management of the business of the Group;

	3.	A Group Company fails to comply with a payment obligation with respect to any material indebtedness, the lender thereof has effected an acceleration of or initiated a formal legal proceeding to enforce such indebtedness or enforced on any material security interest provided under such indebtedness, and such failure to comply is not cured or otherwise resolved with such lender within 60 days;

	4.	A bankruptcy, insolvency, winding up or similar proceeding has been initiated by or filed against a Group Company or Mr. Tianwen Liu or the Management SPV and is not dismissed within 60 days, and such proceeding results in a material adverse effect on Holdco and its subsidiaries, taken as a whole;

5.

A material portion of the assets or business of the Group has been placed into receivership or is being confiscated or restricted (by foreclosure or similar actions) in a manner that results in a material adverse effect on Holdco and its subsidiaries, taken as a whole;

[SCHEDULE B TO SUPPORT AGREEMENT]

	6.	A Group Company, Mr. Tianwen Liu or Management SPV commits a breach of any agreement between such person and Everbright SPV, which breach would be reasonably expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or the value of the Investor’s Shares; unless the actions or inactions that constitute such breach by a Group Company are not within reasonable control of the Group’s management, provided that the management has used all reasonable efforts to prevent or cure such breach ; or

	7.	A Group Company, Mr. Tianwen Liu or Management SPV commits a breach of any of the definitive agreements of the Transaction or any agreement entered into in connection with a reorganization of the Group, which breach would be reasonably expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or the value of the Investor’s Shares; unless the actions or inactions that constitute such breach by a Group Company are not within reasonable control of the Group’s management, provided that the management has used all reasonable efforts to prevent or cure such breach.

If the redemption price for all of the Preferred Shares required to be redeemed is not paid in full within the required period, the holders of Preferred Shares shall have the right to require the Group Companies to take all commercially reasonable actions necessary in order to pay such redemption price.

Dividend Distribution	Without the approval of at least a majority of the directors, including at least one (1) director appointed by Everbright SPV, no distributions will be made to the Shareholders.
Transfer Restrictions

Customary share transfer restrictions (subject to customary carve-outs), including:

•     Management Lock-up: From the Closing until the earlier of (i) the fourth anniversary of the date of the Closing and (ii) completion of a QIPO, without the written consent of the Investor, (a) the Management SPV shall not sell or pledge any of its shares in Holdco or, after any reorganization of the Group, any direct or indirect interest in any Group Company, and (b) each of the Key Management Members shall not sell or pledge their shares or other interest in Management SPV or direct or indirect interest in any Group Company and shall execute an agreement with the Management SPV, Holdco and Everbright SPV (the “Management SPV SHA”) to give effect to the foregoing, provided that such consent is not required if the Management SPV or the Key Management Members wish to sell the shares or interest in Holdco or the Management SPV, as the case may be, (i) to repay any obligations related to any loans undertaken by Management SPV or the Key Management Members in connection with the Transaction, or (ii) to such Key Management Member’s spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of such Key Management Members or his or her spouse, siblings, parents or lineal descendants or antecedents (it being understood that the shares so transferred pursuant to the foregoing clause (ii) shall continue to be subject to the same obligations and transfer restrictions hereunder), or (iii) in connection with any change of control transaction of the Group.

[SCHEDULE B TO SUPPORT AGREEMENT]

•     Transfer to Competitors: Without the consent of Management SPV, Investor shall not, directly or indirectly, transfer or pledge any of its shares or other interest in Holdco to any competitor of the Company (the definition of “competitor” to be mutually agreed in the definitive agreements).

•     Right of first refusal: Each Shareholder shall have a customary right of first refusal, on a pro-rata basis, to purchase any shares proposed to be sold by any other Shareholder (other than permitted transfers or upon the exercise of a drag-along right).

•     Tag-along rights: Subject to the Shareholders’ rights of first refusal set forth above, if the Management SPV wishes to transfer all or a portion of its shares (or if a shareholder of the Management SPV sells her/his/its interest in the Management SPV) (other than any transfer to any officer, employee, contractor or consultant of the Company or its subsidiaries), each of the other Shareholders shall have the right to sell a pro rata portion of its shares in Holdco to such proposed transferee, at the same price and on substantially the same terms.

•     Drag-along rights: In the event that (i) no liquidity event occurs within the QIPO Period or (ii) the Company and/or another Group Company fails to purchase or redeem the Preferred Shares required by a holder to be purchased or redeemed pursuant to its Redemption Rights set for above, Investor shall have the right (the “Drag-Along Rights”) to require Management SPV to transfer all of its shares to any unaffiliated third party to whom the Investor sells all of its shares in Holdco (or to require a sale of a Group Company or all or substantially all of the assets of the Group), in a bona fide sale at arm’s length, at the same price and on the same terms, provided, however, Investor may only exercise such right (i) after first making an offer to sell all of its shares in Holdco at the same price and on the same terms to Management SPV and Management SPV elects not to purchase all of Investor’s shares, (ii) if the Investor owns at least 33% of the outstanding shares in Holdco at the time of exercise, and (iii) if the valuation of the Group implied in such a drag-along sale would be at least the implied valuation of the Company in the Transaction. The holders of Preferred Shares shall have the right to require Management SPV, its shareholders and the Group Companies to take all reasonable actions necessary to support and facilitate the preparation and completion of a sale conducted pursuant to the Drag-Along Rights, including replacing any director or officer of the Group who fails to support and facilitate such a sale.

[SCHEDULE B TO SUPPORT AGREEMENT]

Pre-Emptive Rights

Except with respect to issuance of shares under any employee share benefit plan or other incentive or profit sharing program, the conversion of convertible securities which were issued in compliance with the approval requirements on the Reserved Matters or in any acquisition, each Shareholder shall have the right to subscribe for any equity, equity-linked or voting securities to be issued by Holdco in proportion to such Shareholder’s shareholding immediately prior to such issuances.

Interests in Management SPV

The allocation of shares and other interest in the Management SPV and the terms and conditions thereof shall be fully disclosed to, and determined in consultation with, Everbright SPV, and Management SPV will use commercially reasonable efforts to ensure that the issuance or allocation of such interest does not have any material adverse effect on any future listing or QIPO of the Group in the PRC or elsewhere. Management SPV and Holdco shall use reasonable efforts to cause PRC residents who have acquired or will acquire direct or indirect equity interest in Management SPV or the Company to complete filings required under SAFE Circular 75 and related rules as soon as practicable after the Closing. For those who fail to complete such required filings, the shareholders’ agreement of Management SPV shall provide Management SPV with the right to purchase or redeem their equity interests in Management SPV at a price to be agreed between such person and Management SPV.

Certain Liabilities

Unless approved by the Investor (whether prior to or after the date hereof or the Closing), (i) any obligation incurred or arrangement made by the Company or any of its subsidiaries prior to the Closing to issue new securities or make payments based on the value of securities of the Company or any of its subsidiaries, including in connection with prior acquisitions by the Company or any of its subsidiaries or under incentive or compensation arrangements for their management, employees or consultants, and (ii) any liability incurred by the Company or any of its subsidiaries prior to the Closing owed to any holder of equity interest in the Management SPV as of immediately following the Closing or any of his/her controlled affiliates (including liability incurred prior to the date hereof for any bonus or other compensation or award with respect to 2013) shall be borne by Management SPV, in each case to the extent such obligation, arrangement or liability has not been disclosed in connection with the Transaction on or before the date hereof.

[SCHEDULE B TO SUPPORT AGREEMENT]

Information Rights

Holdco will deliver to each Shareholder holding 10% or more of the outstanding shares in Holdco the following:

•     unaudited consolidated quarterly financial statements, including a balance sheet, an income statement and a cash flow statement, and the notes thereto (if any), within 45 days of the end of the relevant quarter;

•     unaudited consolidated annual financial statements and audited consolidated annual financial statements, within 90 and 120 days of the end of the relevant fiscal year, respectively;

•     annual budget and business plan approved by the Board within 90 days after the end of the previous fiscal year; and

•     other information as reasonably requested by such Shareholders in connection with the operations and financial condition of Holdco.

The financial statements of Holdco will be prepared in accordance with IFRS or PRC GAAP, as appopriorate, and will be audited by an accounting firm selected by the Board.

Reorganization

The Shareholders agree that in case of a fundamental transaction involving Holdco, including, without limitation, reorganization, merger, consolidation or dissolution, as a result of which a new holdco (“Newco”) replaces Holdco and becomes the entity through which the Shareholders hold their interests in the Company or substantially all of the Company’s operating assets in the PRC, the Shareholders shall execute a shareholders agreement relating to the Newco to give similar effect to the terms hereof, to the extent permitted under the applicable law.

Representations and Warranties	Management SPV will give to Investor representations and warranties to be set out in definitive agreements for the Transaction.
Confidentiality

The provisions of this Term Sheet and the fact of its existence are confidential and, except as required by applicable law or regulation, no party shall directly or indirectly, disclose, reveal, divulge, publish or otherwise make known to any person any of the provisions of this Term Sheet or the fact of its existence save that each party may make disclosure to its affiliates and those of its and its affiliates’ officers, employees and advisers who need to be aware of the provisions of this Term Sheet in order to facilitate the matters contemplated herein; provided that the party relying on this exception shall be and remain responsible for the failure by any such person to whom disclosure is to be made to maintain the confidentiality of this Term Sheet and the fact of its existence.

Governing Law	This Term Sheet and the SHA shall be governed by, and interpreted and construed in accordance with, the laws of Hong Kong.
Dispute Resolution

Any dispute, controversy or claim arising from, relating to or in connection with this Term Sheet will be submitted to arbitration administered by the Hong Kong International Arbitration Centre in accordance with its then effective rules. The seat of arbitration shall be Hong Kong. Any award rendered by the arbitration tribunal shall be final and binding upon the parties hereto.

[SCHEDULE B TO SUPPORT AGREEMENT]

ANNEX F

Limited Guarantee

Execution Version

LIMITED GUARANTEE

This Limited Guarantee (this “Limited Guarantee”), dated as of April 18, 2014, by Accurate Global Limited, Advanced Orient Limited and CSOF Technology Investments Limited (the “Everbright Entities”) and Mr. Tianwen Liu (“Mr. Liu”, and together with the Everbright Entities, each, a “Guarantor”, and collectively, the “Guarantors”), in favor of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).

1. LIMITED GUARANTEE. (a) To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date of this Limited Guarantee (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among New iSoftStone Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party, with the Guaranteed Party surviving the merger as a wholly owned subsidiary of Parent, each Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably, severally but not jointly, guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, on the terms and subject to the conditions herein, the due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A (for each such Guarantor, the “Guaranteed Percentage”) of (a) the payment obligations of Parent to the Guaranteed Party under Section 9.3(c) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the reimbursement obligations of Parent pursuant to Section 9.3(e) of the Merger Agreement and the indemnification and reimbursement obligations of Parent under Section 6.3(f) of the Merger Agreement (the “Financing and Enforcement Expense Obligations,” and together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due (with respect to each Guarantor, its Guaranteed Percentage of the Guaranteed Obligations, the “Guarantor Obligations”), provided, that in no event shall a Guarantor’s liability under this Limited Guarantee exceed an amount equal to its Guaranteed Percentage of (i) the Parent Fee Obligations, plus (ii) the Financing and Enforcement Expense Obligations, minus (iii) any portion of the Guaranteed Obligations actually paid by Parent or Merger Sub in accordance with the terms hereof and under the Merger Agreement (such limitation set forth in the foregoing clauses (i) and (ii) on the liability of a Guarantor with respect to its Guarantor Obligations being hereinafter referred as the “Maximum Amount”); provided, further, that no Guarantor shall have any obligations with respect to the Financing and Enforcement Expense Obligations unless the underlying expenses are evidenced by invoice or other written evidence to the reasonable satisfaction of the Guarantors. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in United States dollars, in immediately available funds. Each Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as expressly provided in this Limited Guarantee. Each Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance on this Limited Guarantee.

(a) Subject to the terms and conditions of this Limited Guarantee, if Parent fails to fully and timely discharge any of the Guaranteed Obligations when due, then all of the Guarantors’ liabilities and obligations to the Guaranteed Party hereunder in respect of their respective Guarantor Obligations shall, on demand, become immediately due and payable and each Guarantor hereby agrees to promptly fully perform and discharge, or to cause to be promptly fully performed or discharged, any of its Guarantor Obligations. In furtherance of the foregoing, each Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against such Guarantor for its Guarantor Obligations (subject to the Maximum Amount), regardless of whether any action is brought against Parent, Merger Sub or any other Guarantor, or whether Parent, Merger Sub or any other Guarantor is joined in any action or actions.

(b) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guarantee were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against any Guarantor to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such order or injunction. Each Guarantor further agrees not to oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity (collectively, the “Prohibited Defenses”).

2. NATURE OF GUARANTEE. The Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. Subject to the terms hereof, each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment to the Guaranteed Party in respect of any Guarantor Obligations is rescinded or must otherwise be returned for any reason whatsoever, the relevant Guarantor shall remain liable hereunder with respect to such Guarantor Obligations (subject to the Maximum Amount) as if such payment had not been made. This Limited Guarantee is an unconditional guarantee of payment and not of collectibility.

3. CHANGES IN GUARANTEED OBLIGATIONS, CERTAIN WAIVERS. Each Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent, Merger Sub or with any other Person interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Parent, Merger Sub or such other Person without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee. Each Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed by Parent, Merger Sub and the Guaranteed Party in connection with any of the Guaranteed Obligations; (c) the addition, substitution, any legal or equitable discharge or release of such Guarantor with respect to the Guarantor Obligations (other than a discharge or release of such Guarantor with respect to its Guarantor Obligations as a result of payment in full of the Guarantor Obligations in accordance with the terms hereunder) or any Person now or hereafter liable with respect to any of the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor); (e) the existence of any claim, set-off, judgment or other right which such Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guarantor Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; or (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor) or affecting any of their respective assets. To the fullest extent permitted by Law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Each Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guarantor Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guarantor Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guarantee), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement (including any other Guarantor), and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guarantee). Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Each Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting (i) the Prohibited Defenses, or (ii) subject to clause (ii) of the last sentence of Section 5 (No Subrogation) hereof, that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement (including any other Guarantor) prior to proceeding against any Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve any Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

5. NO SUBROGATION. Each Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub with respect to any of the Guarantor Obligations that arise from the existence, payment, performance or enforcement of such Guarantor’s Obligations under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guarantor Obligations shall have been paid in full. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the satisfaction in full of the Guarantor Obligations, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of such Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied against all amounts payable by such Guarantor under this Limited Guarantee. Notwithstanding anything to the contrary contained in this Limited Guarantee or otherwise, the Guaranteed Party hereby agrees that other than any discharge or release arising from the bankruptcy or insolvency of Parent or Merger Sub and other defenses expressly waived hereby: (i) to the extent Parent or Merger Sub is relieved of any of the Guaranteed Obligations under the Merger Agreement, each Guarantor shall be similarly relieved of its corresponding payment obligations under this Limited Guarantee; and (ii) each Guarantor shall have all defenses to the payment of its obligations under this Limited Guarantee that would be available to Parent and/or Merger Sub under the Merger Agreement with respect to the Guaranteed Obligations, as well as any defenses in respect of any fraud or willful misconduct of the Guaranteed Party that causes the Guarantors to become obligated to pay the Guaranteed Obligations hereunder or any breach by the Guaranteed Party of any of the terms or provisions hereof.

6. REPRESENTATIONS AND WARRANTIES. Each Guarantor hereby represents and warrants that:

(a) in the case of the Everbright Entities, (i) each Everbright Entity is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) each Everbright Entity has all corporate power and authority to execute, deliver and perform this Limited Guarantee; (iii) the execution, delivery and performance of this Limited Guarantee (A) have been duly authorized by all necessary corporate action, and (B) do not, or will not, as the case may be, conflict with or violate any provision of each Everbright Entity’s organizational documents, applicable Law or contractual restriction binding on each Everbright Entity or its assets;

(b) in the case of Mr. Liu, (i) he has all requisite power and authority to execute, deliver and perform this Limited Guarantee; (ii) the execution, delivery and performance of this Limited Guarantee do not, or will not, as the case may be, conflict with or violate any applicable Law or contractual restriction binding on Mr. Liu or his assets;

(c) this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(d) such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 9 (Continuing Guarantee) hereof.

7. NO ASSIGNMENT. The provisions of this Limited Guarantee shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Limited Guarantee nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of this Limited Guarantee will be null and void.

8. NOTICES. Any notice, request, instruction or other document to be given hereunder by one party to the other party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a) If to a Guarantor, in accordance with the contact information set forth next to such Guarantor’s name on Annex A,

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers - West (23Fl), Jianguomenwai Da Jie

Chaoyang District

Beijing 100022, China

Attention: Ling Huang (lhuang@cgsh.com)

Facsimile: +852 2160 1087

(b)	If to the Guaranteed Party:

iSoftStone Holdings Limited

Legal Department

Building 16, Dong Qu, 10 Xibeiwang Dong Lu

Haidian District

Beijing 100193, China

Attention: Li Yaming (ymlic@isoftstone.com)

Facsimile: +86 10 5874 560

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: David Zhang (david.zhang@kirkland.com)

  Jesse Sheley (jesse.sheley@kirkland.com)

Facsimile: +852 3761 3301

9. CONTINUING GUARANTEE.

(a) Subject to last sentence of Section 5, this Limited Guarantee shall remain in full force and effect and shall be binding on each Guarantor, its successors and assigns until all of its Guarantor Obligations have been fully performed. Notwithstanding the foregoing, this Limited Guarantee shall terminate and a Guarantor shall have no further obligations under this Limited Guarantee as of the earlier of: (i) the Effective Time and (ii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Guaranteed Party has not presented a bona fide written claim for payment of any Guarantor Obligation to such Guarantor by such date; provided, that, if the Guaranteed Party has presented such a bona fide written claim by such date, this Limited Guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or pursuant to Section 11 (Governing Law; Jurisdiction) hereof.

(b) Notwithstanding the foregoing, in the event the Guaranteed Party or any of its controlled Affiliates (which, for the avoidance of doubt, shall not include any Rollover Shareholder) asserts in any litigation or other proceeding that any provision of this Limited Guarantee limiting any Guarantor’s liability to the Maximum Amount is illegal, invalid or unenforceable in whole or in part or that any Guarantor is liable in excess of or to a greater extent than the Maximum Amount, or asserts any theory of liability against any Non-Recourse Party with respect to this Limited Guarantee, the Merger Agreement, the Equity Commitment Letters, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby, other than the Retained Claims (as defined in Section 10 hereof), then (x) the obligations of the Guarantor under this Limited Guarantee shall terminate and be null and void ab initio, (y) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments and (z) neither such Guarantor nor any Non-Recourse Party shall have any liability to the Guaranteed Party with respect to this Limited Guarantee, the Merger Agreement, the Equity Commitment Letters, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby. If any payment or payments made by Parent or Merger Sub or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver or any other person under any bankruptcy act, state or federal law, common law or equitable cause, then to the extent of such payment or payments, the Guarantor Obligations or part thereof with respect to any Guarantor hereunder intended to be satisfied shall be revived and continued in full force and effect as if said payment or payments had not been made.

10. NO RECOURSE. Each Guarantor shall have no obligations under or in connection with this Limited Guarantee except as expressly provided by this Limited Guarantee. No liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them, under any theory of liability (including without limitation by attempting to pierce a corporate or other veil or by attempting to compel any party to enforce any actual or purported right that they may have against any Person) against any Non-Recourse Party in any way under or in connection with this Limited Guarantee, the Merger Agreement, any other agreement or instrument executed or delivered in connection with this Limited Guarantee, the Merger Agreement, the Equity Commitment Letters, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby, except for claims with respect to (i) Parent’s and/or Merger Sub’s obligation to make a cash payment to the Guaranteed Party under and pursuant to the terms of Sections 6.3(f), 9.3(c) and 9.3(e) of the Merger Agreement and, without duplication, a Guarantor’s obligation to make a cash payment to the Guaranteed Party under and pursuant to the terms of this Limited Guarantee (subject to the Maximum Amount), (ii) Parent’s and/or Merger Sub’s obligation (x) to cause the Equity Financing to be funded when and if the Guaranteed Party seeks specific performance of such obligation pursuant to, in accordance with, and subject to the limitations set forth in Section 10.7 of the Merger Agreement, and (y) to otherwise comply with the terms of the Merger Agreement, (iii) Mr. Liu’s or China Special Opportunities fund III, L.P.’s obligation to specifically perform its obligation to make an equity contribution pursuant to the relevant Equity Commitment Letter, as applicable, when and if the conditions thereto have been satisfied and Holdco, Parent or the Company seeks specific performance of such obligation pursuant to, in accordance with, and subject to the limitations set forth in, Section 7(b) of the relevant Equity Commitment Letter and Section 10.7 of the Merger Agreement, as applicable, and (iv) the obligations of Holdco and the Rollover Shareholders to comply with the terms of the Support Agreement (the claims described in clauses (i) through (iv), collectively, the “Retained Claims”). As used herein, the term “Non-Recourse Parties” means the Guarantors and any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of the Guarantors (including but not limited to Merger Sub and Parent) and any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of any of the foregoing.

11. GOVERNING LAW; JURISDICTION.

(a) This Limited Guarantee shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Limited Guarantee or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guarantee) (each a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

12. COUNTERPARTS. This Limited Guarantee shall not be effective until it has been executed and delivered by both parties hereto. This Limited Guarantee may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guarantee may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guarantee is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

13. SEVERABILITY. The provisions of this Limited Guarantee shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Limited Guarantee or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party; provided, however, that this Limited Guarantee may not be enforced against any Guarantor without giving effect to the Maximum Amount or the provisions set forth in Section 10 hereof. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

14. NO THIRD PARTY BENEFICIARIES. Except for the rights of the Non-Recourse Parties provided hereunder, this Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein.

15. Confidentiality. This letter agreement shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the New York Stock Exchange), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except in the Merger Agreement or otherwise with the written consent of the Investor.

16. MISCELLANEOUS.

(a) This Limited Guarantee, together with the Merger Agreement (including any schedules and exhibits thereto), the Company Disclosure Schedule, the Support Agreement, the Financing Commitments and any other agreement or instrument delivered in connection with the transactions contemplated by the Merger Agreement, constitute the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub and the Guarantors or any of their respective Affiliates on the one hand, and the Guaranteed Party or any of its Affiliates on the other hand. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing.

(b) The descriptive headings contained in this Limited Guarantee are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guarantee.

(c) Both parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTEED PARTY: ISOFTSTONE HOLDINGS LIMITED

By:	/s/ Tom Manning
Name:	Tom Manning
Title:	Director and Chairman of the Independent Committee

LIMITED GUARANTEE

SIGNATURE PAGE

IN WITNESS WHEREOF, each Guarantor has executed and delivered this Limited Guarantee as of the date first written above.

GUARANTORS: Mr. Tianwen Liu

By:	/s/ Tianwen Liu

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

Advanced Orient Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

LIMITED GUARANTEE

SIGNATURE PAGE

Annex A

Guarantor	Address and Facsimile	Guaranteed Percentage
Mr. Tianwen Liu	Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China Fax: +86 10 5874 9001	50.0%
Accurate Global Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	32.5%
Advanced Orient Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	15.7%
CSOF Technology Investments Limited	40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong Fax: +852 2520 5125	1.8%

[ANNEX A TO THE LIMITED GUARANTEE]

FORM OF PROXY CARD

ISOFTSTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ISS)

Form of Proxy for Extraordinary General Meeting

to Be Held on             , 2014

(or any adjourned meeting thereof)

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ISOFTSTONE HOLDINGS LIMITED FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON [            ], 2014.

I/We, the undersigned, being the registered holder(s) of                                                          ordinary shares,1 par value US$0.0001 per share, of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledge(s) receipt of the notice of extraordinary general meeting of shareholders and the proxy statement, each dated [            ], 2014, and hereby appoint(s) the Chairman of the extraordinary general meeting or                     of                                                                                                                       2 as my/our proxy (or at any adjourned meeting thereof) with full power to each of substitution, on behalf and in the name of me/us, to represent me/us at the extraordinary general meeting of shareholders of the Company to be held at the offices of O’Melveny & Myers, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong, at         a.m. (Hong Kong time) on [            ], 2014, and at any adjournment thereof, and to vote all ordinary shares which I/we would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by me/us below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting and in the proxy statement furnished herewith.

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the extraordinary general meeting is preferred, strike out the words “the Chairman of the extraordinary general meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint more than one proxy to attend and vote in his stead if he is the registered holder of more than one shares of the Company. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

No.	PROPOSALS	FOR[3]	AGAINST[3]	ABSTAIN[3]

1.	As a special resolution,	☐	☐	☐
THAT the agreement and plan of merger dated as of April 18, 2014 (the “merger agreement”), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited (“Merger Sub”) (such merger agreement being in the form attached to the accompanying proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) among Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being in the form attached to the merger agreement and which will be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “merger”) and any and all transactions contemplated by the merger agreement, including the merger, be authorized and approved.

2.

As an ordinary resolution,

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

		☐	☐	☐

Dated:             2014

Shareholder Name:	Co-Owner Name:

Signature[4]	Co-Owner Signature[4]

This Proxy Card must be signed by the person registered in the register of members at the close of business on [             ], 2014 (Cayman Islands time), and returned to the Company’s offices at 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, People’s Republic of China, Attention: Ms. Yaming Li, no later than             , 2014 at          a.m. (          Time).

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR.” If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

FORM OF ADS VOTING INSTRUCTIONS CARD

iSoftStone Holdings Limited

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING SHARES OF

iSoftStone Holdings Limited

FOLD AND DETACH HERE

SPECIAL RESOLUTION

1.	To authorize and approve the agreement and plan of merger dated as of April 18, 2014, (the “merger agreement”), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”).	FOR ☐	AGAINST ☐	ABSTAIN ☐

Address Change ☐ Mark box, sign and indicate changes/comments below:					Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

iSoftStone Holdings Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that an extraordinary general meeting of shareholders

(the “Meeting”) of iSoftStone Holdings Limited (the “Company”) will be held at        a.m. (Hong Kong time), on                    at                    , for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before        p.m. (Eastern Standard Time),                    . Only the registered holders of record of ADRs representing Shares of the Company as of the close of business on                    , will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Shares of the Company, of record on                    , hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Shares of the Company represented by ADRs, in accordance with the instructions given below at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before        p.m. (Eastern Standard

Time),                    .

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.